Exhibit 99.1

Execution Version

BRC GROUP HOLDINGS, INC.

as Parent

and

1001755979 ONTARIO INC.

as Purchaser

and

SANGOMA TECHNOLOGIES CORPORATION

as Corporation

ARRANGEMENT AGREEMENT

Dated as of September 28, 2026

TABLE OF CONTENTS

Article 1 Interpretation		1
1.1	Defined Terms	1
1.2	Certain Rules of Interpretation	22
1.3	Schedules	23
1.4	Disclosure Letter	23
Article 2 The Arrangement		24
2.1	Arrangement	24
2.2	Interim Order	24
2.3	U.S. Securities Law Matters	25
2.4	The Meeting	26
2.5	The Circular	28
2.6	Final Order	30
2.7	Court Proceedings	30
2.8	Treatment of Incentive Securities	31
2.9	Employee Share Purchase Plan	32
2.10	Articles of Arrangement and Effective Date	32
2.11	Payment of Consideration and Other Amounts	33
2.12	Withholding Rights	34
2.13	Guarantee	35
Article 3 Representations and Warranties		35
3.1	Representations and Warranties of the Corporation	35
3.2	Representations and Warranties of the Purchaser and the Parent	36
Article 4 Covenants		37
4.1	Conduct of Business of the Corporation	37
4.2	Covenants of the Corporation Regarding the Arrangement	42
4.3	Covenants of the Purchaser and the Parent Regarding the Arrangement	44
4.4	Regulatory Approvals	45
4.5	Access to Information; Confidentiality	48
4.6	Privacy Matters	49
4.7	Public Communications	50
4.8	Notice and Cure Provisions	51
4.9	Insurance and Indemnification; Director and Officer Matters	52
4.10	Pre-Acquisition Reorganization	53
4.11	Post-Closing Employment Matters	55
4.12	Filings	57
4.13	Debt Financing	58
4.14	Financing Assistance	60
4.15	Exchange Delisting	62
4.16	Cooperation with Registration Statement	63

- i -

Article 5 Additional Covenants Regarding Non-Solicitation		63
5.1	Non-Solicitation	63
5.2	Notification of Acquisition Proposals	65
5.3	Responding to an Acquisition Proposal	66
5.4	Right to Match	66
Article 6 Conditions		70
6.1	Mutual Conditions Precedent	70
6.2	Additional Conditions Precedent to the Obligations of the Purchaser and the Parent	71
6.3	Additional Conditions Precedent to the Obligations of the Corporation	72
6.4	Satisfaction of Conditions	72
Article 7 Term and Termination		73
7.1	Term	73
7.2	Termination	73
7.3	Effect of Termination/Survival	76
7.4	Expenses and Termination Fee	76
Article 8 General Provisions		79
8.1	Amendments	79
8.2	Notices	80
8.3	Time is of the Essence	81
8.4	Further Assurances	81
8.5	Injunctive Relief	81
8.6	Third Party Beneficiaries	82
8.7	Waiver	83
8.8	Entire Agreement	83
8.9	Successors and Assigns	83
8.10	Severability	84
8.11	Governing Law	84
8.12	Rules of Construction	85
8.13	No Liability	85
8.14	Counterparts	85

SCHEDULES

Schedule A	–	Plan of Arrangement
Schedule B	–	Arrangement Resolution
Schedule C	–	Representations and Warranties of the Corporation
Schedule D	–	Representations and Warranties of the Purchaser and the Parent

- ii -

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of September 28, 2026 among BRC Group Holdings, Inc., a corporation incorporated under the laws of the State of Delaware (the “Parent”), 1001755979 Ontario Inc., a corporation incorporated under the laws of Ontario (the “Purchaser”), and Sangoma Technologies Corporation, a corporation incorporated under the laws of the Province of Ontario (the “Corporation” and, together with the Purchaser and the Parent, the “Parties”).

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

Article 1
Interpretation

1.1	Defined Terms

As used in this Agreement, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement with the Corporation that contains terms and conditions that are no less favourable, in the aggregate, to the Corporation than those contained in the Confidentiality Agreement; provided that (i) the standstill obligations therein are individually no less restrictive in any material respect, or in the aggregate no less restrictive, to the counterparty and its affiliates than the standstill obligations in the Confidentiality Agreement are to the Purchaser and its affiliates, and (ii) on or following the execution of an Acceptable Confidentiality Agreement, the Corporation may enter into any related clean team agreement (or clean team provisions or addendums), joint defense agreement or common interest agreement and any such agreement, provisions or addendums shall be considered part of an Acceptable Confidentiality Agreement.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Corporation and/or one or more of its Subsidiaries or between one or more of its Subsidiaries, any offer, inquiry or proposal (written or oral) from any Person or group of Persons other than the Purchaser, the Parent (or any of their respective affiliates or any Person “acting jointly or in concert” (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids) with the Purchaser, the Parent or any of their respective affiliates) relating to: (i) any direct or indirect acquisition, purchase, sale or disposition (or any lease, joint venture, royalty, license or other arrangement having the same economic effect as a sale or disposition), in a single transaction or a series of related transactions, of (A) assets of the Corporation and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Corporation and its Subsidiaries, taken as a whole, or contributing 20% or more of the consolidated revenue of the Corporation and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent consolidated financial statements of the Corporation filed as part of the Corporation Filings as at the time the Acquisition Proposal is made), or (B) 20% or more of any class of voting or equity securities of the Corporation or 20% or more of any class of voting or equity securities of any one or more of any of the Corporation’s Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of the Corporation and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent consolidated financial statements of the Corporation filed as part of the Corporation Filings as at the time the Acquisition Proposal is made); (ii) any direct or indirect take-over bid, tender offer, exchange offer, sale, treasury or other issuance of securities or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Corporation then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exercisable or exchangeable for voting or equity securities); or (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Corporation or any of its wholly-owned Subsidiaries whose assets constitute 20% or more of the consolidated assets, or contribute 20% or more of the consolidated revenue, of the Corporation and its Subsidiaries, taken as a whole (in each case, determined based upon the most recent consolidated financial statements of the Corporation filed as part of the Corporation Filings as at the time the Acquisition Proposal is made) that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of the Corporation.

“affiliate” means, with respect to any Person, any other Person which, directly or indirectly through one or more Persons, controls, is controlled by or is under direct or indirect common control with such first Person.

“Agreement” means this arrangement agreement between the Purchaser, the Parent and the Corporation (including the Schedules hereto, and including, for greater certainty, the Disclosure Letter) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“AI Systems” means any and all artificial intelligence, machine learning and deep learning (“AI”) technologies, including probabilistic learning algorithms, models, neural networks, and other AI tools or methodologies, and any other definition provided by applicable Law or the Corporation or its Subsidiaries in any of their written policies, procedures and contracts, for “artificial intelligence,” “generative artificial intelligence,” “artificial general intelligence,” “large language model,” “foundation model,” “machine learning,” and any similar term; and all software or hardware implementations of any of the foregoing.

“Anti-Corruption Laws” has the meaning specified in paragraph 27(a) of Schedule C.

“Anti-Money Laundering Laws” has the meaning specified in paragraph 27(b) of Schedule C.

“Antitrust Laws” means Laws of any country relating to competition or antitrust that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the HSR Act.

“Arrangement” means an arrangement under Section 182 of the OBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement, in accordance with the terms of the Interim Order (once issued), or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B.

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.

“associate” has the meaning specified in the Securities Act (Ontario) as in effect on the date of this Agreement.

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Board” means the board of directors of the Corporation, as constituted from time to time.

“Board Recommendation” has the meaning specified in Section 2.5(2).

“Breaching Party” has the meaning specified in Section 4.8(3).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Los Angeles, California.

“Cash Consideration” means US$4.925 per Corporation Share payable in cash as provided in the Plan of Arrangement.

“CASL” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act, S.C. 2010, c. 23 and its associated regulations.

“CEM” means a commercial electronic message, as such term is defined by CASL.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Change in Recommendation” has the meaning specified in Section 7.2(4)(b).

“Circular” means the notice of meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Shareholders and other Persons as required by the Interim Order and Law in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Closing” has the meaning specified in Section 2.10(2).

“Code” means the U.S. Internal Revenue Code of 1986.

“Communications Permit Approvals” means the Regulatory Approvals set forth on Schedule 4.4 of the Disclosure Letter under the heading Communications Permit Approvals.

“Communications Permits” means all material Authorizations that are required in order for the Corporation to conduct its telecommunications, Voice-over Internet Protocol, or other communications business as presently conducted, including that issued by the Federal Communications Commission, any state public service or public utility commission or other similar regulatory bodies.

“Competition Act” means the Competition Act, R.S.C., 1985, c. C-34, as amended, and the regulations promulgated thereunder.

“Computer Systems” means all computer hardware, servers, peripheral equipment, technology infrastructure, software, algorithms, codes, firmware, middleware, equipment, electronic devices, computers, laptops, mobile devices, platforms, servers, workstations, routers, hubs, switches, interfaces, data, databases, data communication lines, network and telecommunications equipment, websites and internet-related information technology infrastructure, wide area network and other data communications, information technology equipment and computer systems and services that are owned or leased by, licensed to, used by the Corporation and its Subsidiaries to receive, store, process or transmit data in connection with the operation of their respective businesses.

“Confidentiality Agreement” means the confidentiality agreement between the Corporation and the Parent dated April 6, 2026.

“Consideration” means, with respect to each Corporation Share, the aggregate of the Cash Consideration and the Share Consideration, to be paid or issued in accordance with the Plan of Arrangement.

“Constating Documents” means articles of incorporation, amalgamation, or continuation, as applicable, by-laws or other constating documents and all amendments thereto.

“Contract” means any written or oral agreement, commitment, engagement, contract, franchise, licence, lease, obligation, note, bond, mortgage, indenture, undertaking or joint venture, in each case, together with any amendment, modification or supplement thereto, that is legally binding to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound or affected or to which any of their respective properties or their assets is subject.

“control” (and any derivatives thereof, including “controlled”) means: (i) in relation to a Person that is a corporation, the ownership, directly or indirectly, of voting shares of such Person carrying more than 50% of the voting rights attaching to all voting shares of such Person and which are sufficient, if exercised, to elect a majority of its board of directors; and (ii) in relation to a Person that is a partnership, limited partnership, trust or other unincorporated entity (A) the ownership, directly or indirectly, of voting securities of such Person carrying more than 50% of the voting rights attaching to all voting securities of the Person, or (B) the ownership of other interests or the holding of a position (such as general partner of a limited partnership or trustee of a trust) entitling the holder to exercise control and direction over the activities of such Person.

“Corporation” has the meaning specified in the preamble.

“Corporation 401(k) Plan” has the meaning specified in Section 4.11(5).

“Corporation DSUs” means any outstanding deferred share units of the Corporation issued pursuant to the Omnibus Equity Incentive Plan.

“Corporation Filings” means all documents publicly filed or furnished by or on behalf of the Corporation or its Subsidiaries on SEDAR+ since July 1, 2025.

“Corporation Intellectual Property” has the meaning specified in paragraph 29(a) of Schedule C.

“Corporation Legacy Options” means any outstanding options to purchase Corporation Shares issued pursuant to the Legacy Option Plan.

“Corporation Options” means any outstanding options to purchase Corporation Shares issued pursuant to the Omnibus Equity Incentive Plan.

“Corporation PSUs” means any outstanding performance share units of the Corporation issued pursuant to the Omnibus Equity Incentive Plan.

“Corporation Registered Intellectual Property” has the meaning specified in paragraph 29(a) of Schedule C.

“Corporation RSUs” means any outstanding restricted share units of the Corporation issued pursuant to the Omnibus Equity Incentive Plan.

“Corporation Service Providers” means any current directors, officers, employees, independent contractors or other individual service providers of the Corporation or its Subsidiaries as of the date hereof, including those performing part time, temporary and full-time service, those on a leave of absence and interns.

“Corporation Shares” means the common shares in the capital of the Corporation.

“Corporation Software” has the meaning set forth in paragraph 29(i) of Schedule C.

“Court” means the Ontario Superior Court of Justice (Commercial List) in the City of Toronto.

“Covered Employee” has the meaning specified in Section 4.11(1).

“Credit Facility” means the Second Amended and Restated Credit Agreement among Sangoma Technologies Inc., Sangoma US Inc., the Toronto-Dominion Bank and certain of its Subsidiaries and the Bank of Montreal and certain of its Subsidiaries dated as of March 28, 2022, as most recently amended on June 4, 2024.

“Credit Facility Termination” has the meaning specified in Section 4.14(2).

“D&O Insurance” has the meaning specified in Section 4.9(1).

“Data Room” means the materials contained in the virtual data room established by the Corporation as of 6:00 p.m. (Toronto time) on September 25, 2026.

“Data Security Requirements” means, to the extent applicable and relating to the Processing of Personal Information or relating to the privacy or security of Personal Information or security breach notification requirements by the Corporation and/or its Subsidiaries: (i) the Privacy Laws; (ii) the written internal and external policies, rules, regulations and procedures of the Corporation and/or its Subsidiaries as in effect and applied in practice as of the date hereof; (iii) industry standards applicable to the industry in which the Corporation or Subsidiaries operate, including the Payment Card Industry Data Security Standard and (iv) the terms of Contracts binding on the Corporation or any of its Subsidiaries.

“Debt Financing” has the meaning specified in Section 4.14(1).

“Debt Financing Agreements” has the meaning specified in Section 4.13(1).

“Debt Financing Commitment Letter” has the meaning specified in Part 13 of Schedule D.

“Debt Financing Sources” means any lender, agent or arranger that commits to provide, or otherwise enters into agreements with the Purchaser, the Parent or any of their respective affiliates in connection with, the Debt Financing, including pursuant to the Debt Financing Commitment Letter, any joinders to such letter or any definitive documentation relating thereto, together with such Person’s successors, assigns, affiliates, and Representatives and their respective successors, assigns, affiliates, and Representatives.

“Delisting Period” has the meaning specified in Section 4.15.

“Depositary” means such Person as the Corporation may appoint to act as depositary in respect of the Arrangement, with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Corporation to the Purchaser and the Parent with this Agreement.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement, provided that in no event shall the Effective Date occur prior to January 1, 2027.

“Effective Time” has the meaning specified in the Plan of Arrangement.

“Employee Plans” means all benefit, health, welfare, medical, dental, drug, hospital, vision, wellness, disability, sick leave, critical illness, accidental death and dismemberment, life, wage replacement, financial assistance, loan, change of control, retention, bonus, profit sharing, commission, option, stock appreciation, insurance, incentive, incentive compensation, current or deferred compensation, share purchase, other equity or equity-based award, phantom equity including the Incentive Plan, employment, individual consulting, severance, separation or termination pay, paid time off, sick leave, legal, unemployment or supplemental unemployment benefit, salary continuation, post-employment, post-retirement, fringe benefit, pension or supplemental pension, savings, vacation, retiring allowance, retirement or supplemental retirement, hospitalization insurance, health or other medical, dental, vision, drug, life, disability or other insurance (whether insured or self-insured) plans, programs, policies, Contracts, agreements and arrangements, and every other benefit or compensation plans, programs, policies, Contracts, agreements and arrangements, including all “employee benefit plans” (within the meaning of Section 3(3) of ERISA), for current or former directors, officers, employees, independent contractors or other individual service providers (or any dependent, survivor or beneficiary thereof) of the Corporation or its Subsidiaries, which are maintained, sponsored, contributed to, required to be contributed to, or funded by the Corporation or any of its Subsidiaries or in respect of which the Corporation or any of its Subsidiaries has any actual or potential liability or obligation, in each case, whether written or oral, whether or not subject to ERISA, qualified or nonqualified, funded or unfunded, registered or non-registered, or currently effective or terminated, other than any plan, policy, program, arrangement or agreement mandated by Law and sponsored or maintained by a Governmental Entity.

“Environmental Laws” has the meaning specified in paragraph 28 of Schedule C.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control within the meaning of Section 4001(b)(1) of ERISA with the Corporation or any Subsidiary or that together with the Corporation or any Subsidiary is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code, currently or at any relevant time.

“ESPP” means the Corporation’s employee share purchase plan adopted on October 16, 2024.

“ESPP Termination Time” has the meaning specified in Section 2.9(3).

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Fairness Opinion” means the opinion of ATB Capital Markets Corp. to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders is fair, from a financial point of view, to such Shareholders.

“Final Order” means the final order of the Court under Section 182 of the OBCA in a form acceptable to the Corporation and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Date.

“Financial Statements” means, collectively: the audited consolidated financial statements of the Corporation as at and for the years ended June 30, 2026 and 2025, together with the related auditors’ report on and notes to such financial statements.

“Governmental Entity” means: (i) any applicable international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body (public or private), commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any political subdivision, agent or authority of any of the foregoing, to the extent that the rules, regulations, or orders of such Person have such force of Law; (iii) any quasi-governmental or private body including any tribunal, commission, regulatory agency or authority or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any Securities Authority or stock exchange, including the TSX and NASDAQ.

“Hazardous Materials” has the meaning specified in paragraph 28 of Schedule C.

“HSR Act” means the U.S. Hart Scott Rodino Antitrust Improvements Act of 1976.

“HSR Clearance” means that the waiting period (and any extensions thereof) applicable to the transactions contemplated by this Agreement pursuant to the HSR Act shall have expired or otherwise been terminated.

“ICA Approval” means the Purchaser has notified the Minister of the Arrangement and:

(a)	the prescribed time period has elapsed and the Minister has not sent a Purchaser a notice under subsection 25.2(1) of the Investment Canada Act within the prescribed time period and the Minister has not made an order under subsection 25.3(1) of the Investment Canada Act in respect of the Arrangement within the prescribed time period; or

(b)	if such a notice has been sent or such an order has been made, the Purchaser has subsequently received (i) a notice under paragraph 25.2(4) of the Investment Canada Act indicating that a review of the Arrangement on grounds of national security will not be commenced, (ii) a notice under paragraph 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken in respect of the Arrangement, or (iii) a copy of an order under paragraph 25.4(1)(b) authorizing the Arrangement on terms and conditions satisfactory to the Purchaser, acting reasonably.

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“Improvements” means plants, buildings, structures, fixtures (including fixed machinery and fixed equipment), erections and improvements located on, over, under or upon the Real Property, including any mechanical, electrical, plumbing, heating and air-conditioning systems relating to the Real Property, including any of the foregoing under construction.

“Incentive Securities” means, collectively, the Corporation Options, the Corporation Legacy Options, the Corporation DSUs, the Corporation PSUs and the Corporation RSUs.

“Incentive Securities Consideration” has the meaning specified in Section 2.11(2).

“Indemnified Persons” has the meaning specified in Section 4.9(4).

“Information Security Program” has the meaning specified in paragraph 29(e) of Schedule C.

“Intellectual Property” means all intellectual property, industrial property and related rights, throughout the world, including all right, title and interest in and to the following: (i) patents, patent rights, applications for patents and patent disclosures, and including all provisional applications, substitutions, continuations, continuations-in-part, patents of addition, improvement patents, divisionals, renewals, reissues, confirmations, counterparts, re-examinations and extensions thereof and all analogous rights; (ii) industrial designs and applications and registrations therefor; (iii) inventions, invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, software, data, databases, technology, technical data, schematics, formulae, product formulations, specifications and customer lists, and documentation relating to any of the foregoing; (iv) copyrights, copyrightable works, and registrations and applications therefor, and Moral Rights; (v) trade names, trade name registrations, business names, corporate names, domain names, domain name registrations, common law trademarks, trademark registrations, trademark applications, trade dress and logos, all identifiers of source and the goodwill associated with any of the foregoing; and (vi) any other intellectual property or rights.

“Interim Order” means the interim order of the Court under Section 182 of the OBCA in a form acceptable to the Corporation and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Corporation and the Purchaser, each acting reasonably.

“Investment Canada Act” means the Investment Canada Act, R.S.C., 1985, c. 28 (1st Supp.), as amended, and the regulations promulgated thereunder.

“IP Contract” has the meaning specified in paragraph 29(d) of Schedule C.

“Labour Agreement” has the meaning set forth in paragraph (f) of the definition of “Material Contract”.

“Law” means, with respect to any Person, any and all applicable national, federal, provincial, territorial, state, municipal or local law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, act, statute, code, rule, regulation, or Order enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and, to the extent having the force of law, all applicable policies, practices, guidelines, standards, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Leased Real Property” means the lands and premises described in Schedule C 25(b) of the Disclosure Letter, which are leased, subleased, licensed or otherwise occupied by the Corporation, including its interest in all easements, rights of way and Improvements now and hereafter situated thereon and all other appurtenances thereto.

“Legacy Option Plan” means the share option plan of the Corporation approved on June 12, 1998.

“Licensed-In Intellectual Property” means all Intellectual Property (a) which is not Corporation Intellectual Property, and (b) in which the Corporation or a Subsidiary has a right, interest, benefit, licence or permission to access, use, practice or otherwise enjoy or exploit, including pursuant to a Contract, covenant not to sue, custom or practice, Order or applicable Law.

“Licensed-Out Intellectual Property” means all Corporation Intellectual Property which the Corporation or a Subsidiary permits or licences another Person, other than the Corporation or a Subsidiary, to access, use, practice or otherwise enjoy or exploit, including pursuant to a Contract, covenant not to sue, custom or practice, Order or applicable Law.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, statutory or deemed trust, encroachment, servitude, title retention agreement or arrangement, conditional sale agreement, transfer restriction, purchase option, right of first refusal or first offer, license, occupancy right, restrictive covenant, assignment, lien (statutory or otherwise), easement, restriction or adverse right or claim, defect of title or encumbrance of any kind, and in each case, whether contingent or absolute and whether voluntarily incurred or arising by operation of law.

“Matching Period” has the meaning specified in Section 5.4(1)(e).

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects, states of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, liabilities, (contingent or otherwise) or financial condition of the Corporation and its Subsidiaries, taken as a whole; except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a)	any change, occurrence, development, condition or event affecting any of the industries or markets in which the Corporation or any of its Subsidiaries operate or conduct their business;

(b)	global, national or regional political, geopolitical, social or regulatory conditions (or any change, occurrence, development or event therein), including any international tariffs, sanctions, trade policies or disputes, “trade wars”, general labour strikes or act of espionage, cyberattack, ransomware or malware, sabotage or terrorism or any outbreak of hostilities or any commencement or continuation of declared or undeclared war, armed hostilities, military activity, or other similar event or any escalation or worsening thereof;

(c)	conditions (or any change or development therein) in the general economic, business, banking, regulatory, financial, credit, currency exchange, interest rate, rates of inflation or capital market conditions;

(d)	any change in IFRS or regulatory accounting requirements (or changes in interpretations of IFRS or regulatory accounting requirements);

(e)	any adoption, proposal, implementation or change in Law or in any interpretation, application or non-application of any Laws by any Governmental Entity, in each case after the date hereof;

(f)	any hurricane, flood, tornado, earthquake or other natural disaster;

(g)	any epidemic, pandemic, public health event or outbreaks of illness or disease or any worsening thereof;

(h)	the failure by the Corporation to meet any internal estimates of revenues, cash flows or other measure of financial performance, results of operations, forecasts, projections or earnings guidance or expectations, or any external forecasts, projections or earnings guidance or expectations provided or publicly released by the Corporation or equity analysts, it being understood and agreed that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred (unless excluded by other clauses in this definition);

(i)	any action taken by the Corporation or any of its Subsidiaries which is required to be taken pursuant to this Agreement or as required by Law or any failure(s) to take any action by the Corporation or any of its Subsidiaries which is prohibited by this Agreement (including those prohibited without the written consent of the Purchaser to the extent that such consent is not provided);

(j)	any matter which has been expressly disclosed by the Corporation in the Disclosure Letter or the Financial Statements (or the associated management’s discussion & analysis), but only to the extent that the nature and magnitude is reasonably apparent on the face of such disclosure;

(k)	any actions taken (or omitted to be taken) (i) upon the written request of the Purchaser or any of its affiliates, or (ii) with the written consent of the Purchaser;

(l)	the execution, announcement, pendency or performance of this Agreement or the consummation of the Arrangement (including by reason of the identity of the Purchaser or any of its affiliates, or any communication by the Purchaser or any of its affiliates regarding their plans or intentions with respect to the conduct of the business of the Corporation or any of its Subsidiaries) and any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Corporation and/or any of its Subsidiaries with any of their respective customers, suppliers, employees, financing sources, partners, lessors, licensors, regulators, creditors, contractors and other Persons with which the Corporation or any of its Subsidiaries has business relations;

(m)	any change in the market price or trading volumes of any securities of the Corporation (it being understood that the causes underlying such change in market price or trading volumes may be taken into account in determining whether a Material Adverse Effect has occurred unless excluded by other clauses in this definition), or any suspension of trading in securities generally on any securities exchange on which any securities of the Corporation trade, including the TSX and NASDAQ; or

(n)	any actions or proceedings brought by or on behalf of Shareholders relating to this Agreement or the transactions contemplated hereby,

provided, however, if any change, event, occurrence, effect, state of facts or circumstance referred to in clauses (a) through and including (g) above, materially and disproportionately adversely affects the Corporation and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries and businesses and markets in which the Corporation and its Subsidiaries operate, such change, event, occurrence, effect, state of facts or circumstance may be taken into account in determining whether a Material Adverse Effect has occurred (in which case only the incremental disproportionate adverse effect may be taken into account in determining whether a Material Adverse Effect has occurred), and unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” means, other than any Employee Plan, any Contract to which the Corporation or any of its Subsidiaries is a party:

(a)	pursuant to which the Corporation or any of its Subsidiaries is entitled to receive monthly recurring revenue from any customer of the Corporation or any of its Subsidiaries in excess of $175,000 on an annual basis, excluding any non-material amendments or addendums thereto;

(b)	pursuant to which the Corporation or any of its Subsidiaries is obligated to make recurring payments in excess of $500,000 on an annual basis;

(c)	that if terminated or modified or if it ceased to be in effect would reasonably be expected to have a Material Adverse Effect;

(d)	relating to indebtedness for borrowed money or to the guarantee of any indebtedness for borrowed money (whether accrued, absolute, contingent or otherwise) of any Person other than the Corporation or any of the Subsidiaries, in excess of $250,000, which for certainty includes the Credit Facility;

(e)	restricting the incurrence of indebtedness of the Corporation or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Corporation or any of its Subsidiaries, or restricting the payment of dividends by the Corporation;

(f)	that is a collective bargaining agreement or other labour Contract with any labour union, trade union, works council, employee association or other labour organization that governs the terms and conditions of employment of any Corporation Service Provider (each, a “Labour Agreement”);

(g)	involving the settlement of any lawsuit in excess of $250,000 with respect to which (i) there is any material unpaid amount owing by, or other material remaining obligation of, the Corporation or any of its Subsidiaries; or (ii) material conditions precedent to the settlement thereof have not been satisfied;

(h)	that is a partnership agreement, limited liability company agreement, joint venture agreement or similar agreement or arrangement, relating to the formation, creation or operation of any partnership, limited liability company or joint venture in which the Corporation or any of its Subsidiaries is a partner, member or joint venturer (or other participant), which for certainty excludes any such partnership, limited liability company or joint venture which is a wholly-owned Subsidiary of the Corporation;

(i)	providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the unpaid purchase or sale price or agreed value or fair market value of such property or asset exceeds $250,000;

(j)	that expressly limits or restricts: (A) the ability of the Corporation or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Corporation or any of its Subsidiaries may sell products or conduct business, in each case in a manner that is material to the Corporation and its Subsidiaries taken as a whole;

(k)	that contains express minimum purchase or volume commitments, penalties for termination, or grants “most-favoured nation” or similar rights that, in each case, impose material restrictions on the Corporation and its Subsidiaries taken as a whole;

(l)	providing for the acquisition or disposition by the Corporation or any of its Subsidiaries of any business, division or product line (whether by merger, amalgamation, sale of shares, sale of assets or otherwise) or capital stock or other equity interests of any other Person, in each case, pursuant to which any obligations of the Corporation or any of its Subsidiaries remain outstanding that are material to the Corporation and its Subsidiaries taken as a whole;

(m)	providing severance or other termination payments or benefits, change of control payments or benefits, or any other payments, benefits or accelerated vesting, in each case that would reasonably be expected to be triggered by the Arrangement and payable by the Corporation (other than severance or termination pay that may be owed or become owing in accordance with Law);

(n)	for any capital expenditure or commitment to do so which individually or in the aggregate exceeds $250,000;

(o)	relating to any interest rate, currency, commodity or hedging, swap, derivative or forward sale transactions which individually or in the aggregate exceeds $250,000; or

(p)	that is for the employment or engagement of any current Corporation Service Provider with an annual base compensation in excess of $200,000 or relating to loans to any Corporation Service Provider in excess of $200,000, or which provides such Corporation Service Provider with termination and severance entitlements in excess of those required by applicable Law.

“Meeting” means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser.

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

“Minister” means the Minister of Innovation, Science and Economic Development Canada.

“misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“Moral Rights” has the meaning given to such term in the Copyright Act (Canada) (R.S.C. 1985, c. C-42) together with the equivalent rights in any other jurisdiction, including but not limited to (i) any right to claim authorship or remain anonymous in relation to a work; or (ii) to object to any distortion, mutilation, or other modification or other derogatory action in relation to a work, and any similar right, existing under common or statutory law of any country in the world or under any treaty, regardless of whether or not such right is denominated or generally referred to as a “moral right.”

“NASDAQ” means the Nasdaq Stock Market.

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

“Non-Recourse Party” has the meaning specified in Section 8.13.

“Notice” has the meaning specified in Section 8.2.

“OBCA” means the Business Corporations Act (Ontario).

“Off-the-Shelf Software” has the meaning set forth in paragraph 29(j) of Schedule C.

“officer” has the meaning specified in the Securities Act (Ontario).

“OHSA” has the meaning specified in paragraph 24(g) of Schedule C.

“Omnibus Equity Incentive Plan” means the omnibus equity incentive plan of the Corporation adopted on December 13, 2022 and as amended and restated on December 6, 2025, as same may be further amended, modified or supplemented from time to time in accordance with its terms.

“Open Source Software” means any Software that is licensed pursuant to: (i) any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, (ii) any license to software that is considered “open source software,” or “free” by the Open Source Foundation or the Free Software Foundation or under a similar licensing or distribution model, or (iii) any “copyleft” license, in each case whether or not source code is available or included in such license.

“Order” means any order, injunction, judgment, decree, determination, writ, stipulation, award or ruling of any Governmental Entity.

“Ordinary Course” means, with respect to an action taken by the Corporation or one of its Subsidiaries, that such action is taken in the ordinary course of the normal day-to-day operations of the business of the Corporation or such Subsidiary, consistent with past practice.

“OSC” means the Ontario Securities Commission.

“Outside Date” means January 22, 2027 or such other date as may be agreed to in writing by the Parties.

“Owned Real Property” means the lands and premises specified in Schedule C 25(a) of the Disclosure Letter owned by the Corporation, including all Improvements now and hereafter situated thereon and all other appurtenances thereto.

“Parent” has the meaning specified in the preamble.

“Parent Filings” has the meaning specified in Schedule D paragraph 10(a).

“Parent Financial Statements” has the meaning specified in Schedule D paragraph 10(c).

“Parent Shares” means the common stock having a par value $0.0001 in the capital of the Parent.

“Parties” has the meaning specified in the preamble.

“Payoff Letters” has the meaning specified in Section 4.14(2).

“Permitted Liens” means, in respect of the Corporation or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes that are not yet due or are not in arrears, or which are being contested in good faith and in respect of which reserves have been provided in accordance with IFRS and no execution or enforcement action may be taken;

(b)	inchoate or statutory Liens of contractors, subcontractors, carriers, warehousemen’s, mechanics’, workmen’s, repairmen’s, builder’s, workers, suppliers, and materialmen’s and other similar Liens in respect of the construction, maintenance, repair or operation of real or personal property arising or incurred in the Ordinary Course, provided that such Liens are related to obligations not due or delinquent (or if due and delinquent are being contested in good faith by appropriate proceedings) and are not registered against title to any real or personal property and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c)	any right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, permit, licence, certificate, order, grant, classification (including any zoning laws and ordinances and similar legal requirements), registration or other consent, approval or authorization acquired by such person from any Governmental Entity or by any Law, to terminate any such permit, licence, certificate, order, grant, classification, registration or other consent, approval or authorization or to require annual or other payments as a condition to the continuance thereof and which in the aggregate do not materially impair the use of or the operation of the business of such Person or the property subject thereto;

(d)	requirements or entitlements of any Law, including zoning, building codes or other land use, planning, or environmental regulations, rights of expropriation, ordinances, by-laws, or other legal requirements or entitlements imposed by or in favour of any Governmental Entity;

(e)	restrictions, covenants, land use contracts, rent charges, building schemes, declarations of covenants, conditions and restrictions, servicing agreements, or other registered agreements or instruments in favour of any Governmental Entity or utility provider;

(f)	easements, rights-of-way, encroachments, servitudes or other similar rights in or with respect to real property granted to or reserved by other Persons or properties, whether registered or unregistered which individually or in the aggregate do not materially impair the use of or the operation of the business of such Person or the property subject thereto, and provided that the same have been complied with by the Corporation or its Subsidiaries, as applicable, in all material respects;

(g)	any security given to a public or private utility or other service provider or any other Governmental Entity when required by such utility or other Governmental Entity in connection with the operations of such person in the ordinary course of its business, but only to the extent relating to costs and expenses for which payment is not due;

(h)	any Liens, whether registered or unregistered, in respect of the landlord’s fee simple interest in the Leased Real Properties, and all registrations against the landlord’s fee simple title to the Leased Real Properties;

(i)	the reservations, exceptions, limitations, provisos and conditions, if any, expressed in any grants from a Governmental Entity of any Real Property;

(j)	such other imperfections or irregularities of title or Liens, including encroachments and any title defects that would be identified by an up-to-date survey, that, in each case, do not individually or in the aggregate materially affect the use of the properties or assets subject thereto or otherwise materially impair business operations of such properties in the Ordinary Course;

(k)	any Liens (i) pursuant to capitalized leases or purchase money obligations of such Person in the Ordinary Course; or (ii) pursuant to any conditional sales agreement, leases for equipment, vehicles or any other personal property and assets in or over the property and assets so purchased or leased by such Person in the Ordinary Course;

(l)	all registrations against title to the Owned Real Property, provided that any registrations in respect of the Credit Facility and any other indebtedness of the Corporation or its Subsidiaries shall only constitute Permitted Liens up until the Effective Time;

(m)	pledges, deposits and Liens under worker’s compensation laws, employment insurance laws or similar legislation;

(n)	Liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of setoff, rights of combination of accounts or similar rights in the Ordinary Course in relation to deposit accounts or other funds maintained with a creditor depository institution;

(o)	any Liens in connection with credit, loan or other financing Contracts and any other indebtedness of the Corporation or its Subsidiaries that have been disclosed in the Disclosure Letter or are reflected on the Corporation’s financial statements as of the date hereof, including the Credit Facility, provided that such Liens shall only constitute Permitted Liens up until the Effective Time; and

(p)	licenses and other rights to use Intellectual Property granted by or to the Corporation or its Subsidiaries in the Ordinary Course.

“Person” includes any individual, partnership, limited partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Personal Information” means any information about an identifiable individual, including information that, alone or in combination with other available information, may be used to identify an individual, including any information that constitutes “personal information” within the meaning of applicable Privacy Laws.

“Plan of Arrangement” means the plan of arrangement under Section 182 of the OBCA in the form of Schedule A and any amendments or variations to such plan made in accordance with its terms, the terms of this Agreement, the terms of the Interim Order (once issued) or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning specified in Section 4.10(1).

“Privacy Laws” means any applicable Laws to which the Corporation or any of its Subsidiaries are subject, in each case relating to the Processing of Personal Information including, but not limited to, the Personal Information Protection and Electronic Documents Act (Canada), the Act respecting the protection of personal information in the private sector (Quebec).

“Proceeding” means any suit, claim, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or known investigation commenced, brought, conducted or heard by or before, any court or other Governmental Entity.

“Process”, “Processing” and similar terms means to collect, create, receive, acquire, access, store, maintain, retain, use, analyze, modify, manipulate, handle, copy, transmit, transfer, disclose, communicate, aggregate, anonymize, de-identify, destroy, erase, or dispose of Personal Information.

“Purchaser” has the meaning specified in the preamble.

“Real Property” means, collectively, the Leased Real Property and Owned Real Property, together with all Improvements located thereon.

“Real Property Leases” has the meaning set forth in paragraph 25(b) of Schedule C.

“Recipient” has the meaning specified in Section 4.6(1).

“Record Date” means the record date for the Shareholders entitled to notice of and to vote at the Meeting.

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, any notice to, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity (and any extensions thereof, including through a timing or other agreement), in each case in connection with the Arrangement and includes the Required Regulatory Approvals, but excludes the Interim Order, the Final Order and any other approval of the Arrangement by the Court.

“Related Party Contract” has the meaning set forth in paragraph 20(a) of Schedule C.

“Representative” means, with respect to any Person, any officer, director, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of its Subsidiaries or affiliates.

“Required Regulatory Approvals” means the HSR Clearance, the ICA Approval and the Communications Permit Approvals.

“Required Shareholder Approval” means the required vote set forth in Section 2.2(b), together with any other vote required under the Interim Order.

“Sanctioned Country” has the meaning specified in paragraph 27(c) of Schedule C.

“Sanctioned Person” has the meaning specified in paragraph 27(c) of Schedule C.

“Sanctions” means applicable economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by any applicable Governmental Entity of (i) the U.S. government, including those administered by OFAC or the U.S. Department of State, (ii) the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom, or (iii) the Canadian government, including those administered by Global Affairs Canada, the Minister of Public Safety, the Canada Border Services Agency or the Royal Canadian Mounted Police.

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” has the meaning ascribed thereto in Section 2.3.

“Securities Authority” means the OSC, any other applicable securities commission or regulatory authority of a province or territory of Canada or any other jurisdiction with authority in respect of the Corporation and/or its Subsidiaries.

“Securities Laws” means (a) the Securities Act (Ontario) and any other applicable Canadian provincial or territorial rules, orders, notices, promulgations and regulations and published policies thereunder, (b) U.S. Securities Laws, and (c) where applicable, the applicable securities laws and regulations of any other applicable jurisdictions.

“Security Incident” means any: (i) confirmed loss, damage, theft or unauthorized Processing of Personal Information under the control of or being Processed by the Corporation or any of its Subsidiaries; (ii) incident or event that compromises or breaches the integrity, availability or security of Personal Information under the control of or being Processed by the Corporation or any of its Subsidiaries; (iii) incident or event that triggers any reporting or notification obligation under applicable Privacy Laws; or (iv) ransomware or malware attack, unauthorized access, entry, use or interference with the Computer Systems under the control of the Corporation or any of its Subsidiaries.

“Securityholders” means, collectively, the Shareholders and the holders of Incentive Securities.

“SEDAR+” means the System for Electronic Data Analysis and Retrieval + maintained on behalf of the applicable Securities Authorities.

“Share Consideration” means, in respect of each Corporation Share, 0.04767 of a Parent Share, as provided in the Plan of Arrangement.

“Shareholders” means the registered and/or beneficial holders of Corporation Shares, as the context requires.

“Software” means computer software and programs (both source code and object code form), program files, data files, field and data definitions and relationships, data definition specifications, data models, program and system logic, program modules, routines and sub-routines, program architecture, algorithms, design concepts, sequence and organization, screen displays and report layouts, and all associated documentation, the content and information contained on any web sites, and other materials related to the computer software and programs.

“Special Committee” means the special committee of the Board consisting solely of independent members of the Board formed in connection with the Arrangement and the other transactions contemplated by this Agreement.

“Specified Exemptions” has the meaning specified in Section 4.1(1).

“Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary and for certainty includes, in the case of the Corporation, Sangoma Technologies Inc., NetFortris (Philippines) Inc., Sangoma US Inc., Sangoma Technologies Private Limited, Sangoma TechInd Private Limited, Sangoma Technologies Limited, Sangoma Columbia S.A.S., Fonality Pty Ltd., and NetFortris Operating Co., Inc.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids), other than the Purchaser, the Parent or one or more of their respective affiliates, made after the date hereof to directly or indirectly acquire not less than all of the outstanding Corporation Shares (other than any Corporation Shares held by the Persons or group of Persons making such Acquisition Proposal) or all or substantially all of the assets of the Corporation on a consolidated basis that:

(a)	complies with Securities Laws and did not result from or involve a material breach of Article 5;

(b)	is not subject to any financing condition;

(c)	in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith after consultation with its financial advisor(s) and external legal counsel, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal;

(d)	is not subject to any due diligence or access condition;

(e)	the Board (and any relevant committee thereof) has determined in good faith, after consultation with its financial advisor(s) and external legal counsel, is reasonably capable of being completed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person or group of Persons making such proposal and their respective affiliates; and

(f)	in respect of which the Board (and any relevant committee thereof) determines, in its good faith judgment, after consulting with its external legal counsel and financial advisor(s), would, if consummated in accordance with its terms but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser in writing pursuant to Section 5.4(2)).

“Superior Proposal Notice” has the meaning specified in Section 5.4(1)(c).

“Supporting Shareholders” means the directors and officers of the Corporation.

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns, reports, declarations, disclosures, elections, notices, forms, designations, schedules, attachments, filings, and statements (including any amendments, schedules, attachments or supplements thereto and estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes (whether in tangible, electronic or other form).

“Taxes” means: (i) any and all supernational, federal, state, local, provincial, territorial branch or other taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments in the nature of a tax imposed by any Governmental Entity, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employer health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment/unemployment insurance, health insurance, government pension plan premiums or contributions, social security premiums and workers’ compensation premiums, together with instalments of any such taxes; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) above as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i), (ii) or (iii) as a result of any tax sharing or tax allocation agreement, arrangement or understanding or as a result of any obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any Person, by contract or otherwise.

“Terminating Party” has the meaning specified in Section 4.8(3).

“Termination Fee” has the meaning specified in Section 7.4(2).

“Termination Fee Event” has the meaning specified in Section 7.4(3).

“Termination Notice” has the meaning specified in Section 4.8(3).

“Trade Control Laws” has the meaning specified in paragraph 27(c) of Schedule C.

“Transaction Personal Information” has the meaning specified in Section 4.6(1).

“Transferor” has the meaning specified in Section 4.6(1).

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the SEC promulgated thereunder.

“U.S. GAAP” has the meaning specified in Schedule D paragraph 10(c).

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended from time to time, and the rules and regulations of the SEC promulgated thereunder.

“U.S. Securities Laws” means the U.S. federal securities laws, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and applicable securities laws of any state of the United States.

“Voting Support Agreements” means each support and voting agreement entered into between the Purchaser and each of the Supporting Shareholders.

“wilful breach” means a material breach that is a consequence of an act undertaken or a failure to act undertaken by the breaching Party with the actual knowledge that such act or failure to act would, or would be reasonably expected to, cause a breach of this Agreement.

1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

(b)	Currency. All references to dollars, “$” or US$ are references to U.S. dollars.

(c)	Gender and Number. Any reference to a gender includes all genders. Words importing the singular number also include the plural and vice versa.

(d)	Certain Phrases and References, etc. The words “including,” “includes” and “include” mean “including (or includes or include) without limitation” and “the aggregate of,” “the total of,” “the sum of,” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article,” “Section,” “subsection”, “paragraph” and “Schedule” followed by a number or letter mean and refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The terms “made available”, “provided” and “delivered” mean copies of the subject materials were included in the Data Room or otherwise provided in writing to or for review by the Purchaser or any of its affiliates and/or their respective Representatives, by or on behalf of the Corporation.

(e)	Capitalized Terms. All capitalized terms used in any Schedule have the meanings ascribed to them in this Agreement.

(f)	Knowledge. Any reference to the “knowledge” of the Corporation means to the actual knowledge of Charles Salamah, Adrian Back, Jeremy Wubs, Samantha Reburn, Mark Strachan and Joel Kappes (without personal liability) after reasonable inquiry, and any reference to the “knowledge” of the Purchaser or the Parent means to the actual knowledge of Ananth Veluppillai, Scott Yessner and Fred Knopf (without personal liability) after reasonable inquiry.

(g)	Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Corporation and its Subsidiaries that are required to be made shall be made in a manner consistent with IFRS.

(h)	Statutes. Any reference to a statute refers to such statute and all rules, regulations, and binding guidance made under it, as it or they may have been or may from time to time be amended or re-enacted.

(i)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(j)	Time References. References to time are to local time, Toronto, Ontario.

1.3	Schedules

The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

1.4	Disclosure Letter

For the purpose of this Agreement, it is acknowledged and agreed that disclosure in any section or subsection of the Disclosure Letter will be deemed disclosed with respect to all Sections of this Agreement and all other sections or subsections of the Disclosure Letter to the extent the relevance of such disclosure to such Section or subsection is reasonably apparent on the face of such disclosure. The Disclosure Letter forms an integral part of this Agreement for all purposes of it.

Article 2
The Arrangement

2.1	Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

2.2	Interim Order

The Corporation shall, as soon as reasonably practicable after the date of this Agreement, but in any event at a time that permits the Meeting to be held on or before the date specified in Section 2.4(a), apply to the Court in a manner reasonably acceptable to both the Corporation and the Purchaser pursuant to Section 182 of the OBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue a motion for the Interim Order, which must provide, among other things:

(a)	for the classes of persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b)	that the required level of approval for the Arrangement Resolution (the “Required Shareholder Approval”) shall be: (i) the favourable vote of at least two-thirds of the votes cast on such resolution by holders of Corporation Shares present in person or represented by proxy at the Meeting; and (ii) if required, the favourable vote of a simple majority of the votes cast on the Arrangement Resolution by holders of Corporation Shares present in person or represented by proxy at the Meeting, excluding for the purposes of clause (ii), votes attached to Corporation Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

(c)	that the Meeting may be held as a virtual or hybrid shareholder meeting and that Shareholders who participate in the Meeting by virtual means will be deemed to be present at the Meeting;

(d)	for the grant of the Dissent Rights to those Shareholders who are registered Shareholders as of the record date for the purposes of determining the Shareholders entitled to receive notice of and to vote at the Meeting, as contemplated in the Plan of Arrangement;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that the Meeting may be adjourned or postponed from time to time by the Corporation in accordance with the terms of this Agreement or as otherwise agreed to by the Parties without the need for additional approval of the Court and without the necessity of first convening the Meeting or obtaining any vote of the Shareholders and notice of any such adjournment(s) or postponement(s) shall be given by such method as the Board may determine is appropriate in the circumstances;

(g)	that the deadline for the submission of proxies by Shareholders for the Meeting shall be forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the Meeting, subject to waiver by the Corporation in accordance with the terms of this Agreement;

(h)	for the fixing or confirmation (as applicable) of the Record Date and that the Record Date will not change in respect of any adjournment(s) or postponement(s) of the Meeting, unless required by Law or the Court;

(i)	that, subject to the foregoing and any variations prescribed in the Interim Order, in all other respects, the terms, restrictions and conditions of the Corporation’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(j)	that it is the Parties’ intention to rely on the Section 3(a)(10) Exemption and similar exemptions from applicable Securities Laws of any state of the United States, and with respect to the issuance of the Share Consideration to the Shareholders pursuant to the Plan of Arrangement, but subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to the Shareholders and based on the Court’s approval of the Arrangement; and

(k)	for such other matters as the Corporation or the Purchaser (in each case, with the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed) may reasonably require, subject to approval of the Court.

2.3	U.S. Securities Law Matters

The Parties acknowledge the mutual intention that the Arrangement be carried out in reliance on the exemption from the registration requirements of the U.S. Securities Act provided under Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”) and similar exemptions from applicable Securities Laws of any state of the United States, such that the Parties shall each use commercially reasonable efforts to ensure that all Parent Shares be issued to the Shareholders in exchange for their Corporation Shares pursuant to the Plan of Arrangement in reliance on such exemption. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree to use commercially reasonable efforts to ensure that the Arrangement be carried out on the following basis:

(a)	the procedural and substantive fairness of the terms and conditions of the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement to the Shareholders;

(c)	the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to the Shareholders;

(d)	Shareholders will be given adequate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)	the Shareholders will be advised that the Parent Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by the Parent in reliance on the Section 3(a)(10) Exemption;

(f)	the Interim Order will specify that each Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time in accordance with the procedures set out in the Interim Order and in accordance with the requirements of the Section 3(a)(10) Exemption;

(g)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement to the Shareholders; and

(h)	the Final Order will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to the Shareholders, and the Parties will use commercially reasonable efforts to cause the Final Order Order to include a statement to substantially the following effect: “[t]his Order shall serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by such act regarding the distribution of securities pursuant to the Plan of Arrangement.”

2.4	The Meeting

Subject to the terms of this Agreement and receipt of, and subject to the terms of, the Interim Order, the Corporation shall:

(a)	convene and conduct the Meeting in accordance with the Interim Order, the Corporation’s Constating Documents and Law, as soon as reasonably practicable after the date of this Agreement (and in any event, subject to the Purchaser’s compliance with Section 2.5(4), on or before December 11, 2026), for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Circular as agreed to by the Purchaser, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed except:

(i)	in the case of an adjournment, as required for quorum purposes;

(ii)	as required or permitted under Section 4.8(3) [Notice and Cure] or Section 5.4(5) [Superior Proposal Notice];

(iii)	as required by Law or by a Governmental Entity; or

(iv)	for adjournments or postponements for not more than ten (10) Business Days in the aggregate for the purposes of attempting to solicit proxies to obtain the requisite approval of the Arrangement Resolution if (x) such requisite approval would not be expected to be obtained without such adjournment or postponement, and (y) such adjournments and postponements would not result in the Meeting being held on a date that would prevent the Effective Date from occurring prior to the Outside Date;

(b)	solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, using proxy solicitation services firms acceptable to the Purchaser, acting reasonably, to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Shareholder that is inconsistent with the Arrangement Resolution, provided that the Corporation shall not be required to continue to solicit proxies from the Shareholders in favour of the approval of the Arrangement Resolution, or take any other actions under this Section 2.4(b), if there has been a Change in Recommendation;

(c)	as promptly as reasonably practicable, provide the Purchaser with copies of or access to information regarding the Meeting generated by any proxy solicitation services firm, as reasonably requested from time to time by the Purchaser;

(d)	consult with the Purchaser in fixing a record date for purposes of determining Shareholders entitled to receive notice of and vote at the Meeting and the date of the Meeting, give notice to the Purchaser of the Meeting and allow the Purchaser and its Representatives to attend the Meeting (including by virtual means);

(e)	not change the record date for the Shareholders entitled to vote at the Meeting in connection with any adjournment or postponement of the Meeting unless required by Law or the Interim Order, or with the Purchaser’s written consent;

(f)	promptly advise the Purchaser, at such times as the Purchaser may reasonably request and on a daily basis on each of the last ten (10) Business Days prior to the date of the Meeting, as to the aggregate tally of the proxies (for greater certainty, specifying votes “for” and votes “against” the Arrangement Resolution) received by the Corporation in respect of the Arrangement Resolution;

(g)	(i) promptly advise the Purchaser of any written communication or material verbal communication received from, or claims brought by (or threatened to be brought by), any Person in opposition to the Arrangement or any written notice of dissent or purported exercise or withdrawal of Dissent Rights and (ii) provide the Purchaser with an opportunity to review and comment on any written communication sent by or on behalf of the Corporation to any Shareholder exercising or purporting to exercise Dissent Rights, and to participate in any negotiations or proceedings with or including such Persons;

(h)	not, without the prior written consent of the Purchaser (not to be unreasonably withheld, conditioned or delayed), waive any failure by any holder of Corporation Shares to timely deliver a notice of exercise of Dissent Rights or waive the deadline for the submission of proxies by Shareholders for the Meeting;

(i)	not make any payment or settlement offer, or agree to any payment or settlement, with respect to Dissent Rights without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed); and

(j)	at the request of the Purchaser from time to time, acting reasonably, provide the Purchaser with a list (in electronic form) of (i) the registered Shareholders, together with their addresses and respective holdings of Corporation Shares, all as shown on the records of the Corporation as of the date that is not more than five (5) Business Days prior to the date of delivery of such list, (ii) the names, addresses and holdings of all Persons having rights issued by the Corporation to acquire Corporation Shares (including holders of Incentive Securities), and (iii) participants and book-based nominee registrants such as CDS & Co., and non-objecting beneficial owners of Corporation Shares, together with their addresses and respective holdings of Corporation Shares, all as can be reasonably obtained by the Corporation using the procedures set forth under Securities Laws.

2.5	The Circular

(1)	Subject to the Purchaser’s compliance with Section 2.5(4), the Corporation shall promptly prepare and complete, in consultation with the Purchaser, the Circular together with any other documents required by Law in connection with the Meeting and the Arrangement, including obtaining the Fairness Opinion for inclusion in the Circular, and the Corporation shall, subject to the Purchaser’s compliance with Section 2.5(4), as promptly as reasonably practicable after obtaining the Interim Order, cause the Circular and such other documents to be filed with applicable Securities Authorities and sent to each Shareholder and other Persons as required by the Interim Order and Law, in each case, so as to permit the Meeting to be held by the deadline specified in Section 2.4(a).

(2)	On the date thereof, the Corporation shall ensure that the Circular complies in all material respects with the Interim Order and applicable Law and does not contain any misrepresentation (except that the Corporation shall not be responsible for any information included in the Circular relating to the Purchaser and its affiliates that was furnished or approved by the Purchaser for inclusion in the Circular pursuant to Section 2.5(4)) and contains sufficient detail to permit the Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Meeting. Without limiting the generality of the foregoing, the Circular must include: (i) a copy of the Fairness Opinion; (ii) a statement that the Special Committee has received the Fairness Opinion and has, after receiving legal and financial advice, unanimously recommended that the Board approve this Agreement and that the Shareholders vote in favour of the Arrangement Resolution; (iii) a statement that the Board has received the Fairness Opinion and has, after receiving legal and financial advice and the unanimous recommendation of the Special Committee, unanimously determined that the Arrangement is in the best interests of the Corporation and the Consideration to be received by Shareholders is fair, from a financial point of view, to such Shareholders and that the Board unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution (the “Board Recommendation”); and (iv) a statement that the Supporting Shareholders have entered into Voting Support Agreements, pursuant to which, and subject to the terms and conditions thereof, they intend to vote all of their Corporation Shares in favour of the Arrangement Resolution and against any resolutions submitted by any Shareholder that are inconsistent with the Arrangement. The Circular shall also contain such information as may be reasonably required to allow the Parent to rely upon the Section 3(a)(10) Exemption with respect to the issuance of the Parent Shares in exchange for Corporation Shares pursuant to the Plan of Arrangement.

(3)	The Corporation shall provide the Purchaser and its external legal counsel a reasonable opportunity to review and comment on drafts of the Circular and other related documents prior to printing and filing with any Governmental Entity, and shall give reasonable consideration to any comments made by the Purchaser and its external legal counsel, and agrees that all information relating solely to the Purchaser or its affiliates, as applicable, that is furnished in writing by or on behalf of the Purchaser for inclusion in the Circular must be in a form and content satisfactory to the Purchaser, acting reasonably.

(4)	The Purchaser shall provide, on a timely basis, in writing to the Corporation all information concerning the Purchaser and its affiliates, as applicable, that is required by the Interim Order or Law to be included by the Corporation in the Circular, in any amendments or supplements to such Circular, or in other related documents, and shall ensure that such information does not contain, or cause the Circular to contain, any misrepresentation.

(5)	Each Party shall promptly notify the other Parties if it becomes aware that the Circular or any related document contains a misrepresentation or otherwise requires an amendment or supplement. In any such event, the Parties shall cooperate in the preparation of any such amendment or supplement, or such other document and any related news release, as required or appropriate, and the Corporation shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

(6)	The Corporation shall promptly: (i) notify the Purchaser upon the receipt of any correspondence from any Securities Authority or the staff of a Securities Authority, whether written or oral, with respect to the Circular or the Meeting or any request from any Securities Authority or the staff of a Securities Authority for information related to the Circular, the Meeting or supplements to the Circular; and (ii) provide the Purchaser with copies of all correspondence between the Corporation and its Representatives, on the one hand, and any Securities Authority or the staff of a Securities Authority, on the other hand with respect to such correspondence.

(7)	The Corporation shall respond as promptly as reasonably practicable to any correspondence from any Securities Authority or the staff of a Securities Authority with respect to the Circular or the Meeting and shall consult with the Purchaser and its legal counsel prior to submitting a response to any Securities Authority or the staff of a Securities Authority, and shall give reasonable consideration to any comments made thereon by the Purchaser and its legal counsel.

2.6	Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order, the Corporation shall take all steps necessary or advisable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 182 of the OBCA promptly, and in any event, but subject to scheduling availability of the Court, no later than the fifth (5th) Business Day after the Arrangement Resolution is passed, or within such other period as the Parties may agree, acting reasonably.

2.7	Court Proceedings

Subject to the terms of this Agreement, the Purchaser shall cooperate with, assist and consent to the Corporation seeking the Interim Order and the Final Order, including by providing to the Corporation, on a timely basis, any information regarding the Purchaser, the Parent or their respective affiliates, as applicable, as required to be supplied in connection therewith. In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, in each case subject to Law, the Corporation shall:

(1)	diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(2)	provide the Purchaser and its external legal counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed with, or submitted to, the Court or any Securities Authority in connection with the Arrangement, including drafts of motions for the Interim Order and Final Order, and give reasonable consideration to all such comments of the Purchaser and its legal counsel, provided, however, that the Corporation agrees that all information relating solely to the Purchaser and its affiliates and all information relating solely to the Parent’s reliance on the Section 3(a)(10) Exemption and the effect thereof included in all such materials must be in a form and content satisfactory to the Purchaser, acting reasonably;

(3)	provide external legal counsel to the Purchaser on a timely basis with copies of any notice of appearance, evidence or other documents served on the Corporation or its external legal counsel in respect of the motion for the Interim Order or the application for the Final Order or any appeal from them, and any notice (written or oral) indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(4)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(5)	not, unless required to do so under Law, file any materials with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any materials so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided that the Purchaser is not required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s or the Parent’s obligations, or diminishes or limits the Purchaser’s or the Parent’s rights, set forth in any such filed or served materials or under this Agreement or the Arrangement;

(6)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement;

(7)	if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, do so only after notice to, and in consultation and cooperation with, the Purchaser; and

(8)	not unreasonably object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided the Purchaser advises the Corporation of the nature of any such submissions and provides copies to the Corporation of any notice of appearance, motions or other documents supporting such submissions, reasonably in advance of, and in any event not less than two (2) Business Days prior to, the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement, and if at any time after the issuance of the Final Order and prior to the Effective Date, the Corporation is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Purchaser.

2.8	Treatment of Incentive Securities

(1)	The outstanding Incentive Securities shall be treated in accordance with the Plan of Arrangement without notice to, or the consent or approval of, the holders thereof.

(2)	All amounts payable in respect of the Corporation Options, Corporation Legacy Options, Corporation DSUs, Corporation PSUs and Corporation RSUs pursuant to the Plan of Arrangement shall be paid to the applicable recipient in accordance with the Plan of Arrangement.

(3)	The Parties acknowledge that in respect of any payment made pursuant to the Plan of Arrangement in respect of a Corporation Option or a Corporation Legacy Option to a holder of Corporation Options or Corporation Legacy Options who is a resident of Canada or who is employed in Canada (in each case, for purposes of the Tax Act), if the deduction under paragraph 110(1)(d) of the Tax Act (or any analogous Canadian provincial or territorial tax law) would otherwise be available to such holder of Corporation Options or Corporation Legacy Options: (a) (i) the Corporation shall timely make an election pursuant to subsection 110(1.1) of the Tax Act (and any analogous Canadian provincial or territorial tax law) in respect of the cash payments made by the Corporation in exchange for the surrender and termination of such Corporation Options or Corporation Legacy Options; and (ii) provide evidence in writing of such election as contemplated by the Tax Act; and (b) no deduction will be claimed in respect of any such payments in respect of which such an election is made in computing the taxable income under the Tax Act of the Corporation or any Person not dealing at arm’s length (within the meaning of the Tax Act) with the Corporation.

2.9	Employee Share Purchase Plan

(1)	The Parties acknowledge and agree that all outstanding and issued Corporation Shares subject to the ESPP shall be subject to the Plan of Arrangement and the holders thereof shall be entitled to receive the Consideration in respect of such Corporation Shares at the same time and on the same conditions as the other Shareholders pursuant to the Plan of Arrangement.

(2)	No later than immediately prior to the date hereof, the Corporation has taken all actions (including obtaining any necessary determinations and/or resolutions of the Board or a committee thereof and amending the terms of the ESPP) that may be necessary or required under the ESPP to ensure that, effective as of the date hereof, (i) no new participant may enroll in the ESPP and no current participant in the ESPP may make any further contributions to the ESPP; (ii) the final purchase of Corporation Shares under the ESPP (the “Final Purchase”) shall occur as soon as reasonably practicable following the execution of this Agreement; and (iii) all amounts allocated to each participant’s account under the ESPP were used to purchase whole Corporation Shares under the terms of the ESPP to complete the Final Purchase and the funds, if any, that remain in each participant’s account after such purchase on the date hereof will be returned to such participant as soon as reasonably practicable. The Corporation shall issue all Corporation Shares the Corporation is obligated to issue to each participant under the ESPP for such Final Purchase promptly upon the close of the Final Purchase (and in any event no later than tenth (10th) Business Day following the date hereof).

(3)	The Corporation shall take any and all necessary actions to terminate the ESPP effective as of immediately prior to the Effective Time and contingent upon the Closing (the “ESPP Termination Time”), and the Purchaser and the Parent acknowledge and agree that, subject to applicable Laws, the Corporation shall maintain the ESPP, as amended in accordance with Section 2.9(2), in full force and effect until such time. At least ten (10) Business Days prior to the Effective Time, the Corporation shall provide the Purchaser with a copy of any and all resolutions or other corporate action (the form and substance of which shall be subject to prior review and approval by the Purchaser) evidencing that the ESPP will be terminated as of the ESPP Termination Time.

2.10	Articles of Arrangement and Effective Date

(1)	The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement attached to this Agreement as Schedule A and any amendments or variations thereto made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the consent of the Corporation and the Purchaser, each acting reasonably.

(2)	The closing of the transactions contemplated hereby (the “Closing”), including the filing of the Articles of Arrangement with the Director, shall occur as soon as reasonably practicable (and in any event not later than the fifth (5th) Business Day) after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Time), unless another time or date is agreed to in writing by the Parties, provided that if on the date the Corporation would otherwise be required to file the Articles of Arrangement pursuant to this Section 2.10(2), a Party has delivered a Termination Notice pursuant to Section 4.8(3), the Corporation shall not file the Articles of Arrangement until the Breaching Party has cured the breaches of representations, warranties, covenants or other matters specified in the Termination Notice.

(3)	From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Law, including the OBCA. The closing of the Arrangement will take place on the Effective Date via electronic document exchange (by email or other electronic means) unless otherwise agreed upon by the Parties.

2.11	Payment of Consideration and Other Amounts

(1)	The Purchaser or the Parent shall, following receipt of the Final Order and prior to the filing by the Corporation of the Articles of Arrangement with the Director in accordance with Section 2.10: (i) deposit or cause to be deposited to the Depositary, sufficient funds and Parent Shares, to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Corporation, the Parent and the Purchaser, each acting reasonably) in order to satisfy the aggregate Cash Consideration and Share Consideration payable to the Shareholders on the Effective Date under the Plan of Arrangement, excluding any such payment in respect of Corporation Shares for which Dissent Rights have been validly exercised and not withdrawn; (ii) if requested by the Corporation, provide the Corporation with sufficient funds, as a non-interest bearing loan to the Corporation (on terms and conditions to be agreed by the Corporation and the Purchaser, acting reasonably), to allow the Corporation to satisfy the Incentive Securities Consideration in accordance with the Plan of Arrangement (including, for greater certainty, any Taxes required under Law to be withheld and remitted in respect thereof, which shall reduce the amounts to be paid to such holders); and (iii) if requested by the Corporation to complete the Credit Facility Termination in accordance with Section 4.14(2), provide the Corporation with sufficient funds, as a non-interest bearing loan to the Corporation (on terms and conditions to be agreed by the Corporation and the Purchaser, acting reasonably), to effect the Credit Facility Termination as of the Effective Time.

(2)	Following the Effective Time with the Corporation’s next regular payroll date following the Effective Date, the Corporation shall, and the Purchaser and the Parent shall cause the Corporation to, deliver to each former holder of Incentive Securities, as reflected on the register maintained by or on behalf of the Corporation in respect of the Incentive Securities, through the payroll or equity plan management systems of the Corporation and its Subsidiaries and in a manner consistent with how such individuals otherwise receive payments from the Corporation (or in such other manner as the Corporation and the Purchaser may agree with respect to the timing and manner of such delivery that is consistent with the Omnibus Equity Incentive Plan or the Legacy Option Plan, as applicable, and applicable award agreements, but in any event in readily available funds), all amounts required to be paid to the holders of Incentive Securities in accordance with the Plan of Arrangement (the “Incentive Securities Consideration”), less any Tax withholding required under applicable Law or in accordance with Section 2.11(2), in respect of such Incentive Securities. The Purchaser and the Parent shall also cause the Corporation to remit any Taxes withheld under applicable Law or in accordance with Section 2.11(2) and any other payroll Taxes payable, in each case, in respect of such Incentive Securities, to the appropriate Governmental Entities and within the time limits permitted by applicable Laws. To the extent that amounts are withheld and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes hereof as having been paid to such holders of Incentive Securities in respect of which such withholding and remittance was made.

2.12	Withholding Rights

(1)	Notwithstanding anything to the contrary in this Agreement or the Plan of Arrangement, each of the Corporation, the Purchaser, the Depositary and any other Person that makes a payment in connection with this Agreement or the Plan of Arrangement, as applicable, shall be entitled to deduct and withhold, or direct any other Person to deduct or withhold on their behalf, from any amount otherwise payable or deliverable to any Person in connection with this Agreement or the Plan of Arrangement (including any amounts payable to Shareholders exercising Dissent Rights, and dividends and other amounts otherwise payable to any former Shareholders or holders of Incentive Securities), such amounts as are required or as it reasonably determines are required to be deducted and withheld with respect to such payment or delivery under the Tax Act or any provision of any other Law in respect of Taxes, and shall timely remit such withheld amount to the appropriate Governmental Entity. The Purchaser shall use commercially reasonable efforts to provide the Corporation with advance notice of any amounts it intends to withhold as soon as practicable. Any such amounts deducted or withheld will be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made; provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity in accordance with applicable Law.

(2)	To the extent that the amount required to be deducted or withheld from any payment to any holder or former holder of Corporation Shares exceeds the cash component of the Consideration otherwise payable to such holder, the Corporation, the Purchaser, the Depositary or other Person, as applicable, may sell or otherwise dispose of such portion of the Consideration or other amount otherwise payable to such holder or former holder in the form of Parent Shares as is necessary to provide sufficient funds (after deducting reasonable commissions payable and other reasonable costs and expenses) to enable the Corporation, the Purchaser, the Depositary or other Person, as applicable, to comply with such deduction and/or withholding requirements, and the Corporation, the Purchaser, the Depositary or other Person, as applicable, shall notify such holder or former holder, as applicable, and timely remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be promptly paid to such holder or former holder, as applicable. Any such sale will be made in accordance with applicable Laws and at prevailing market prices, and the Corporation, the Purchaser, the Depositary or other Person, as applicable, shall not be under any obligation to obtain a particular price, or indemnify any Person, in respect of a particular price, for the portion of the Parent Shares or other securities, as applicable, so sold. None of the Corporation, the Purchaser, the Depositary or other Person will be liable for any loss arising out of any sale arising under this Section 2.12.

2.13	Guarantee

The Parent hereby, subject to and in accordance with applicable Law, unconditionally and irrevocably guarantees in favour of the Corporation the due and punctual payment and performance by the Purchaser of the Purchaser’s obligations hereunder. The obligations and liabilities of the Parent hereunder shall be absolute and unconditional: (1) irrespective of any amendment, release, discharge or waiver of, or any consent to departure from or any extension of time, indulgence, compromise or dealing in respect of any of the guaranteed liabilities or obligations; and (2) irrespective of any amalgamation, merger or reorganization of the Parent or Purchaser, including any such reorganization occurring by means of the insolvency or bankruptcy of the Purchaser. The guarantee herein provided is an absolute, unconditional, continuing guarantee of payment and performance and not of collectability, is in no way conditioned upon any attempt to collect from the Purchaser or upon any other event or contingency, and shall be binding upon and enforceable against the Parent without regard to the genuineness, regularity, validity, legality or enforceability of this Agreement or of any term hereof or the lack of power or authority of any Party to enter into the same. The guarantee herein provided shall survive in full force and effect until all such obligations guaranteed by this Section 2.13 have been performed (and, if applicable, paid) in accordance with the terms of this Agreement. The Parent hereby agrees that the Corporation shall not be required to proceed first against the Purchaser in respect of any such matter before exercising its rights under this guarantee against the Parent and the Parent agrees to be liable for all guaranteed obligations as if it were the principal obligor of such obligations. The Parent hereby unconditionally and irrevocably waives any right to revoke the guarantee given in this Section 2.13 and acknowledges that such guarantee is continuing in nature and applies to all presently existing and future obligations of the Purchaser under this Agreement.

Article 3
Representations and Warranties

3.1	Representations and Warranties of the Corporation

(1)	Except as disclosed in the Disclosure Letter or, in the case of the representations and warranties contained in paragraphs 18 [Financial Statements] and 19 [Absence of Certain Changes], in the Financial Statements (or the associated management’s discussion & analysis) made prior to the date hereof (excluding any language and any disclosures set forth in any “risk factor” section or market risk section, in any section relating to forward looking statements and any other similar disclosures contained in such documents that are predictive, cautionary or forward-looking in nature), the Corporation hereby represents and warrants to the Purchaser and the Parent as set forth in Schedule C and acknowledges and agrees that the Purchaser and the Parent are relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(2)	Except for the representations and warranties set forth in this Agreement, neither the Corporation nor any other Person has made, or makes any other, express or implied representation and warranty, either written or oral, on behalf of the Corporation and its Subsidiaries. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Corporation in this Agreement, as set forth in Section 3.1(1), neither the Corporation nor any other Person makes or has made any representation or warranty to the Purchaser, the Parent, their respective affiliates, or any of their respective Representatives, with respect to (i) any financial projection, forecast, estimate, budget, or prospective information relating to the Corporation or any of its Subsidiaries or their respective businesses or operations or (ii) any oral or written information furnished or made available to the Purchaser, the Parent, their respective affiliates, or any of their respective Representatives in the course of their due diligence investigation of the Corporation or any of its Subsidiaries, the negotiation of this Agreement or the consummation of the Arrangement and the other transactions contemplated by this Agreement, including the accuracy, completeness or correctness thereof, and neither the Corporation nor any other Person will have liability to the Purchaser, its affiliates, or any of its Representatives or any other Person in respect of such information, including any subsequent use of such information.

(3)	The representations and warranties of the Corporation contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

3.2	Representations and Warranties of the Purchaser and the Parent

(1)	Except, in the case of the representations and warranties contained in paragraphs 10(c) to (h) [Parent Filings] and 11 [Absence of Certain Changes], as disclosed in the Parent Financial Statements (or the associated management’s discussion & analysis) made prior to the date hereof (excluding any language and any disclosures set forth in any “risk factor” section or market risk section, in any section relating to forward looking statements and any other similar disclosures contained in such documents that are predictive, cautionary or forward-looking in nature), the Purchaser and the Parent hereby jointly and severally represent and warrant to the Corporation as set forth in Schedule D and acknowledge and agree that the Corporation is relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(2)	Except for the representations and warranties set forth in this Agreement, none of the Purchaser, the Parent or any other Person has made, or makes any other, express or implied representation and warranty, either written or oral, on behalf of the Purchaser or the Parent.

(3)	The representations and warranties of the Purchaser and the Parent contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
Covenants

4.1	Conduct of Business of the Corporation

(1)	The Corporation covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Corporation shall, and shall cause each of its Subsidiaries to, conduct business in the Ordinary Course in all material respects and use commercially reasonable efforts to maintain and preserve intact, in all material respects, the current business organization, goodwill and assets of the Corporation and its Subsidiaries (taken as a whole) and relationships with the Corporation Service Providers (as a group), except, in each case, (a) as required, permitted or contemplated by this Agreement, (b) as required by Law or any order or directive of a Governmental Entity, (c) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, delayed or conditioned) or (d) as set out in Section 4.1 of the Disclosure Letter (clauses (a) to (d) collectively, the “Specified Exemptions”).

(2)	Without limiting the generality of the foregoing Section 4.1(1), the Corporation covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except pursuant to the Specified Exemptions, the Corporation shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(a)	amend its Constating Documents;

(b)	split, combine or reclassify the terms of any securities of the Corporation or any of its Subsidiaries;

(c)	declare, set aside or pay any dividend or other distribution or make any payment (whether in cash, shares or property or any combination thereof) in respect of securities of the Corporation or its Subsidiaries, except as set out in Section 4.1(2) of the Disclosure Letter;

(d)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire, any of its securities other than in connection with the settlement of any outstanding Incentive Securities, including in connection with withholding to satisfy the exercise price and/or tax obligations with respect to outstanding Incentive Securities;

(e)	adopt a plan of liquidation or resolution providing for its liquidation or dissolution or complete any liquidation or dissolution except between or among two or more wholly-owned Subsidiaries of the Corporation or between or among the Corporation and one or more of its wholly-owned Subsidiaries;

(f)	enter into, or resolve to enter into, any agreement that has the effect of creating a joint venture, partnership, shareholders’ agreement or similar relationship between the Corporation or any of its Subsidiaries, on the one hand, and another Person that is not the Corporation or any of its Subsidiaries, on the other hand;

(g)	issue, grant, deliver, sell, pledge or otherwise encumber (other than in respect of Permitted Liens), or authorize the issuance, grant, delivery, sale, pledge or other encumbrance (other than in respect of Permitted Liens) any securities of the Corporation or its Subsidiaries or any options, warrants, equity or equity-based awards or other similar rights exercisable or exchangeable for or convertible into, or otherwise evidencing a right to acquire such securities or other equity or voting interests, or any stock or equity appreciation rights, phantom equity awards or any rights that are linked to the price or the value of the Corporation Shares or any other securities of the Corporation or its Subsidiaries, except for (i) the issuance of dividend equivalents in respect of Incentive Securities outstanding on the date of this Agreement in accordance with the terms of the Omnibus Equity Incentive Plan or the Legacy Option Plan, as applicable, and any applicable award agreement, (ii) the issuance of Corporation Shares issuable pursuant to the exercise or settlement of Incentive Securities outstanding as of the date hereof or granted in accordance with clause (i), in each case in accordance with the terms of the Omnibus Equity Incentive Plan or the Legacy Option Plan, as applicable, and an applicable award agreement, (iii) the issuance of Shares pursuant to the Final Purchase under the ESPP, or (iv) the issuance of any shares in the capital of any wholly-owned Subsidiary of the Corporation to the Corporation or any other wholly-owned Subsidiary of the Corporation;

(h)	reorganize, merge, restructure, consolidate, combine or amalgamate with any Person;

(i)	acquire (by merger, amalgamation, consolidation, acquisition of securities, assets or otherwise), directly or indirectly, in one transaction or in a series of transactions, (i) any businesses, enterprises or properties or (ii) any assets or interests, in each case having a value, on a per transaction basis, in excess of $250,000;

(j)	reduce the stated capital of any shares in the capital of the Corporation;

(k)	sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, surrender or encumber (other than in respect of Permitted Liens) or otherwise transfer or dispose of, directly or indirectly, any of its assets, securities, properties, interests or businesses, except (i) in the Ordinary Course, (ii) for transaction consideration of not more than $250,000 on a per transaction basis, or (iii) in relation to internal transactions solely involving the Corporation and its wholly-owned Subsidiaries or solely among such wholly-owned Subsidiaries;

(l)	other than in the Ordinary Course, sell, assign, transfer, abandon, lease, pledge, permit to lapse or expire, license or sublicense, subject to any Lien (other than Permitted Liens), or otherwise dispose of any material Intellectual Property, other than the expiration of any Corporation Registered Intellectual Property at the end of its maximum statutory term;

(m)	create or incur any Lien (other than Permitted Liens) on any properties and/or assets of the Corporation or any of its Subsidiaries;

(n)	prepay any long-term indebtedness before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof, other than in connection with (i) indebtedness owing by one wholly-owned Subsidiary of the Corporation to the Corporation or another wholly-owned Subsidiary of the Corporation or by the Corporation to another wholly-owned Subsidiary of the Corporation, (ii) advances in the Ordinary Course or repayments under the Corporation’s or any of its Subsidiaries’ existing credit facilities, including the Credit Facility, (iii) in connection with any leasing arrangements in respect of equipment entered into in the Ordinary Course, (iv) in connection with the refinancing, renewal, replacement, extension or refund of any indebtedness outstanding on the date hereof (including indebtedness incurred to repay or refinance related fees, expenses, premiums and accrued interest), or (v) indebtedness incurred in the Ordinary Course not in excess of $250,000 on a per transaction basis;

(o)	commence, waive, release, assign, settle or compromise any Proceeding (other than insured claims) relating to the assets or the business of the Corporation or any of its Subsidiaries, in excess of an aggregate amount of $100,000, after deduction of any amounts paid or payable to the Corporation or that are otherwise recoverable under any insurance policy of the Corporation, or which would reasonably be expected to impede, prevent or materially delay the consummation of the transactions contemplated by this Agreement;

(p)	except in the Ordinary Course, make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person, other than in favour of (i) the Corporation and any wholly-owned Subsidiary of the Corporation, or (ii) any Person in which the Corporation or any of its wholly-owned Subsidiaries already holds an interest, if such loan, advance, capital contribution or investment is required under a joint venture, shareholders’ agreement, or any other similar contract in effect as of the date hereof;

(q)	except in the Ordinary Course, enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sale contracts or similar financial instruments;

(r)	make any material change in the Corporation’s or its Subsidiaries’ methods of accounting, except as required by applicable Law, pursuant to written instructions, comments or orders of a Securities Authority or as required by IFRS;

(s)	except as required by Law or as required by the terms of an Employee Plan, Labour Agreement or Contract with a Corporation Service Provider in existence as of the date hereof, (i) grant, increase, decrease or otherwise amend any compensation, payment, award, remuneration or other benefit payable to, or for the benefit of any Corporation Service Provider whose annual base compensation is equal to or greater than $200,000; (ii) grant, materially increase or decrease or otherwise change any compensation, payment, award, remuneration or other benefit payable to, or for the benefit of any Corporation Service Provider whose annual base compensation is less than $200,000, except in the Ordinary Course; (iii) hire or engage any Person as an employee or service provider, or furlough, temporarily lay off or terminate (other than for cause) the employment or service of any Corporation Service Providers whose annual base cash compensation is in excess of $200,000; (iv) grant any new rights of retention, severance or termination pay, or any change of control award to, or enter into any new employment agreement, with any existing Corporation Service Provider; (v) implement or announce any employee layoffs, furloughs, reductions-in-force, plant closings, material reductions in compensation or other similar actions; or (vi) take or propose any action to effect any of the foregoing;

(t)	except as required by Law, the terms of an Employee Plan, Labour Agreement or Contract with a Corporation Service Provider in existence as of the date hereof and that has been disclosed to the Purchaser: (i) adopt, establish, commence participation in or enter into any Employee Plan, including any plan, program, policy, agreement or arrangement that would be an Employee Plan if in effect on the date hereof, or modify, amend or terminate any Employee Plan; (ii) make any loan to any Corporation Service Provider; (iii) intentionally waive or release any non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement or other restrictive covenant obligation of any current or former Corporation Service Provider; or (iv) take or propose any action to effect any of the foregoing;

(u)	amend or modify, or terminate or waive any material right under, any Material Contract, or enter into any Contract that would be a Material Contract if in effect on the date hereof;

(v)	enter into any Contract that would result in the payment by the Corporation or any of its Subsidiaries of a finder’s fee, success fee or other similar fee in connection with the Arrangement or transactions contemplated by the Arrangement, provided that the foregoing shall not prohibit the Corporation from entering into an agreement with any dealer and proxy solicitation services firm for purposes of soliciting proxies in connection with the Arrangement as contemplated by Section 2.4(b);

(w)	except in the Ordinary Course, (A) make, rescind or amend any material Tax election or designation, (B) settle or compromise any material Tax claim, assessment, reassessment or liability, (C) amend any Tax Return in any material respect, (D) extend or waive the statute of limitations relating to any Taxes, (E) enter into any Tax sharing, Tax allocation, Tax indemnification or similar agreement, (F) make a request for a Tax ruling to any Governmental Entity, (G) enter into any agreement with a Governmental Entity with respect to Taxes, (H) surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, or (I) amend or change in any respect any of its methods of reporting income, deductions or accounting for income or other Tax purposes (including its transfer pricing policies);

(x)	except in the Ordinary Course, modify, extend, terminate, or enter into any Labour Agreement, or recognize or certify any labour union or similar labour organization for purposes of collective bargaining;

(y)	except as contemplated in Section 4.9, amend, modify or terminate any material insurance (or material re-insurance) policy of the Corporation or any of its Subsidiaries in effect on the date of this Agreement, unless simultaneously with any such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policy for substantially similar premiums (other than any increase in premiums to reflect changes in prevailing market rates made available by insurance providers) are in full force and effect;

(z)	take any action or fail to take any action which action or failure to act would, or would reasonably be expected to, result in the loss or expiration of any Authorizations material to the Corporation and its Subsidiaries taken as a whole, or fail to pursue with commercially reasonable due diligence any pending applications to any Governmental Entities for such Authorizations;

(aa)	other than in the Ordinary Course, waive, release, abandon, let lapse, grant or transfer any material right under, or amend, modify or change in any material respect, any existing material license or right to use the Intellectual Property of a third party;

(bb)	make any capital expenditure or commitment to do so which individually or in the aggregate exceeds $250,000, other than in accordance with a capital expenditure budget approved by the Board, a copy of which has been provided to the Purchaser prior to the date hereof;

(cc)	make any “investment” (within the meaning of subsection 212.3(10) of the Tax Act) in a corporation that is a “foreign affiliate” (within the meaning of the Tax Act) of the Corporation or such Subsidiary, other than in the Ordinary Course and consistent with past practice and other than investments which qualify as pertinent loans or indebtedness (as defined in subsection 212.3(11) of the Tax Act) unless that the Corporation first provides prior notice of such investment to the Purchaser and reasonably consults with the Purchaser as to the form and manner of such investment; or

(dd)	authorize, agree, resolve or otherwise commit to do any of the foregoing.

Nothing contained in this Agreement will give the Purchaser or the Parent, directly or indirectly, the right to direct, control or materially influence the Corporation’s business and operations prior to the Effective Date. Prior to the Effective Date, the Corporation will exercise, consistent with the terms of this Agreement, complete control and supervision over its business and operations. Nothing in this Agreement, including any of the restrictions set forth in this Section 4.1(2), will be interpreted in such a way as to place any Party in violation of applicable Law.

4.2	Covenants of the Corporation Regarding the Arrangement

(1)	The Corporation shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by it or its Subsidiaries under this Agreement, cooperate with the Purchaser and the Parent in connection therewith, and shall use its commercially reasonable efforts to perform all such other actions as may be necessary or advisable in order to consummate or make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Corporation shall, and shall cause its Subsidiaries to (other than in connection with (x) obtaining the Regulatory Approvals (which shall be governed by Section 4.4) and (y) with respect to the Debt Financing, which shall be governed by the provisions of Section 4.14):

(a)	use its commercially reasonable efforts to satisfy all conditions precedent set forth in Section 6.1 and Section 6.2 and carry out the terms of the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)	use its commercially reasonable efforts to provide, obtain and maintain all third party or other notices, consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary or required under any Material Contracts in order to maintain the Material Contracts in full force and effect following completion of the Arrangement; or (ii) otherwise reasonably requested by the Purchaser in connection with the transactions contemplated by this Agreement, in each case, on terms that are satisfactory to the Purchaser, acting reasonably and without paying, and without committing itself or the Purchaser or the Parent to pay, any consideration or incurring any liability or obligation without the prior written consent of the Purchaser (it being expressly agreed by the Purchaser that no such consent, waiver, permit, exemption, order, approval, agreement, amendment or confirmation shall be a condition to the closing of the Arrangement, except to the extent provided for in Article 6);

(c)	use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Corporation and its Subsidiaries relating to the Arrangement (it being expressly agreed by the Purchaser that no such consent, waiver, permit, exemption, order, approval, agreement, amendment or confirmation shall be a condition to the closing of the Arrangement, except to the extent provided for in Article 6);

(d)	use its commercially reasonable efforts to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it or any of its Subsidiaries is a party or brought against it or any of its Subsidiaries or any of their directors or officers challenging the Arrangement or this Agreement (it being expressly agreed by the Purchaser that no such consent, waiver, permit, exemption, order, approval, agreement, amendment or confirmation shall be a condition to the closing of the Arrangement, except to the extent provided for in Article 6);

(e)	use its commercially reasonable efforts not to take any action, to refrain from taking any action, or not permit any action to be taken or not taken, which is inconsistent with this Agreement or the Arrangement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement, other than as permitted under this Agreement; and

(f)	use its commercially reasonable efforts to obtain resignations and mutual releases (in a form satisfactory to the Parties, acting reasonably) from each of the directors of the Corporation and its wholly-owned Subsidiaries, the Corporation’s nominated directors on the boards of directors (or equivalent body) of each of its non-wholly owned Subsidiaries (in each case, to the extent requested by the Purchaser), and, to the extent requested by the Purchaser, each officer of the Corporation and its wholly-owned Subsidiaries, causing them to be replaced by Persons nominated by the Purchaser effective as at the Effective Time.

(2)	The Corporation shall promptly notify the Purchaser of:

(a)	any Material Adverse Effect occurring or otherwise discovered by the Corporation after the date hereof;

(b)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)	unless prohibited by Law, any notice or other communication from any Governmental Entity (other than in connection with the Regulatory Approvals, which shall be governed by the provisions of Section 4.4) in connection with this Agreement or the transactions contemplated by this Agreement (and the Corporation shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); and

(d)	any Proceedings commenced or, to the knowledge of the Corporation, threatened against the Corporation or its Subsidiaries or affecting their assets that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to paragraph 17 of Schedule C or that relate to this Agreement or the Arrangement (provided that matters relating to the Regulatory Approvals shall be governed by the provisions of Section 4.4).

4.3	Covenants of the Purchaser and the Parent Regarding the Arrangement

(1)	Each of the Purchaser and the Parent shall perform all obligations required to be performed by it under this Agreement, cooperate with the Corporation in connection therewith, and shall use its commercially reasonable efforts to perform all such other actions as may be necessary or advisable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, each of the Purchaser and the Parent shall (other than in connection with obtaining the Regulatory Approvals, which shall be governed by the provisions of Section 4.4):

(a)	use its commercially reasonable efforts to satisfy all conditions precedent set forth in Section 6.1 and Section 6.3 and carry out the terms of the Interim Order and Final Order applicable to them and comply promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement;

(b)	co-operate with the Corporation in connection with, and use its commercially reasonable efforts to provide, obtain and maintain all third party or other notices, consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary or required under any Material Contracts in order to maintain the Material Contracts in full force and effect following completion of the Arrangement; or (ii) otherwise reasonably requested by the Corporation in connection with the Corporation’s obligations under Section 4.2(1)(b), in each case, on terms that are satisfactory to the Purchaser, acting reasonably and without paying, and without committing the Purchaser, the Parent or the Corporation to pay, any consideration or incurring any liability or obligation that is not conditioned on consummation of the Arrangement (it being expressly agreed by the Corporation that no such consent, waiver, permit, exemption, order, approval, agreement, amendment or confirmation shall be a condition to the closing of the Arrangement, except to the extent provided for in Article 6);

(c)	use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from them relating to the Arrangement or the transactions contemplated by this Agreement (it being expressly agreed by the Corporation that no such consent, waiver, permit, exemption, order, approval, agreement, amendment or confirmation shall be a condition to the closing of the Arrangement, except to the extent provided for in Article 6);

(d)	use its commercially reasonable efforts, upon reasonable consultation with the Corporation, to oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which they are a party to or brought against them or their respective directors or officers and challenging the Arrangement or this Agreement (it being expressly agreed by the Corporation that no such consent, waiver, permit, exemption, order, approval, agreement, amendment or confirmation shall be a condition to the closing of the Arrangement, except to the extent provided for in Article 6);

(e)	use commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of the Parent Shares to the Shareholders in exchange for their Corporation Shares pursuant to the Plan of Arrangement; and

(f)	use its commercially reasonable efforts not to take any action, to refrain from taking any action, or not permit any action to be taken or not taken, which is inconsistent with this Agreement or the Arrangement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement, other than as permitted under this Agreement.

(2)	The Purchaser and the Parent shall promptly notify the Corporation of:

(a)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(b)	unless prohibited by Law, any notice or other communication from any Governmental Entity (other than in connection with the Regulatory Approvals, which shall be governed by the provisions of Section 4.4) in connection with this Agreement or the transactions contemplated by this Agreement (and, subject to Law, the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Corporation); and

(c)	any Proceedings commenced or, to the knowledge of the Purchaser or the Parent, threatened against the Purchaser or the Parent or affecting their respective assets that relate to this Agreement or the Arrangement, in each case to the extent that such Proceeding would reasonably be expected to impair, impede, materially delay or prevent the Purchaser or the Parent from performing its obligations under this Agreement (provided that matters relating to the Required Regulatory Approvals shall be governed by the provisions of Section 4.4).

4.4	Regulatory Approvals

(1)	Each Party shall use its reasonable best efforts to obtain, or cause to be obtained, as promptly as possible, all Regulatory Approvals that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations under this Agreement. Each Party shall cooperate fully with the other Party and its affiliates to the extent reasonably required in seeking to promptly obtain all consents or Authorizations, including the Regulatory Approvals, from the applicable Governmental Entities. Without limiting the generality of the foregoing:

(a)	in the case of the HSR Clearance, each of the Parties shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act as promptly as practicable, and in any event on or before October 2, 2026;

(b)	in the case of the ICA Approval, the Purchaser shall file a notification of the Arrangement under the Investment Canada Act as promptly as practicable, and in any event on or before October 2, 2026.

(c)	in the case of the Communications Permit Approvals, the relevant Party or Parties shall make the filings identified in Schedule 4.4 of the Disclosure Letter as promptly as practicable, and in any event on or before October 2, 2026; and

(d)	in the case of any other Regulatory Approvals, each of the Parties shall make all required notifications, applications or filings, initially in draft form if required or advisable, as promptly as practicable, and in any event on or before October 9, 2026, except for the post-closing notifications identified in Schedule 4.4 of the Disclosure Letter, which shall be timely filed following Closing.

(2)	The Parties shall cooperate and coordinate with one another in connection with all steps required to obtain the Regulatory Approvals, including by providing or submitting as promptly as practicable all submissions, documentation and information that are required or advisable in connection with obtaining the Regulatory Approvals. Without limiting the generality of the foregoing:

(a)	no Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity not to consummate the transactions contemplated by this Agreement until a time that is later than the Outside Date, except upon the prior written consent of the other Party (which consent can be withheld by the other Party for any reason), provided, however, that the foregoing shall not prohibit Purchaser, after consulting in advance with the Corporation, from withdrawing and refiling the HSR Act filings if Purchaser determines that taking such action would enhance the likelihood of obtaining HSR Clearance; and

(b)	with respect to any other information request from a Governmental Entity in connection with the Regulatory Approvals, the Party or Parties receiving the request shall, and shall cause their affiliates to, use their reasonable best efforts to respond to such information request as promptly as is practicable.

(3)	The Parties shall cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals. In furtherance and not in limitation of the foregoing, each Party:

(a)	shall promptly and in any event within one (1) Business Day notify each other of any substantive communication from and meetings with any Governmental Entity in respect of the Arrangement, this Agreement or the transactions contemplated hereby, including the satisfaction of any of the Regulatory Approvals, and shall exchange, to the extent practicable, sufficiently in advance of finalization to allow the other Party to make suggestions or requests, drafts of all submissions, material correspondence (including emails), filings, notifications, presentations, applications, or other documents made or submitted to or filed with any Governmental Entity in respect of the Arrangement, this Agreement or the transactions contemplated hereby;

(b)	will consider in good faith any suggestions or requests made by the other Party and their counsel and will provide the other Party and their counsel with final copies of all such submissions, material correspondence (including emails), filings (other than any required filings under the HSR Act), notifications, presentations, applications, and other documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the Arrangement, this Agreement or the transactions contemplated hereby, provided, however, no solicitor-client privilege is undermined or otherwise affected as a result of such exchange of information and that competitively sensitive information may be provided only to the external legal counsel and external experts of the other Party; and

(c)	the Parties will provide copies of all material written (including email) communications from any Governmental Entity on a timely basis and in any event within one (1) Business Day, and, to the extent practicable and not prohibited by such Governmental Entity, will not participate in material communications or meetings without giving the other Parties and their counsel the opportunity to participate therein, except (i) to the extent that competitively sensitive information may be discussed, in which case the Parties will allow external legal counsel for the other Parties to participate or (ii) to the extent that the applicable Governmental Entity expressly prohibits the participation of the other Party or its counsel, in which case the participating Party shall promptly provide the other Party with a summary of the substance of such communication or meeting to the extent permitted by such Governmental Entity.

(4)	Notwithstanding anything else in this Agreement, neither the Purchaser nor the Parent shall be required to commence, defend, appeal or otherwise participate in any litigation or other proceeding challenging any action by a Governmental Entity with respect to the Agreement or the transactions contemplated by this Agreement, or to propose, negotiate or agree to or effect by undertaking, consent agreement, hold separate agreement or otherwise: (a) the sale, divestiture, licensing or disposition of all or any part of the businesses or assets of the Purchaser, the Parent, the Corporation or any of their respective affiliates, (b) the termination of any existing contractual rights, relationships or obligations of the Purchaser, the Parent, the Corporation or any of their respective affiliates or the entry into or amendment of any licensing or contractual arrangements of the Purchaser, the Parent, the Corporation or any of their respective affiliates or (c) the taking of any action that, after consummation of the Arrangement and the transactions contemplated by this Agreement, would limit the freedom of action of, or impose any other requirement on the Purchaser, the Parent, the Corporation or any of their respective affiliates. For greater certainty, the Purchaser, acting reasonably, shall decide whether or not any terms, conditions or undertakings imposed or required by the Minister or Governer in Council, as applicable, are acceptable to the Purchaser for the purposes of obtaining ICA Approval.

(5)	The Parties shall jointly devise and implement the strategy for obtaining the Regulatory Approvals or any filing, investigation or other inquiry relating to the transactions that are the subject of this Agreement. Notwithstanding the foregoing, however, in the event of a disagreement following good faith discussions between the Parties regarding such strategy, and taking the Corporation’s views into consideration, the Purchaser shall be entitled to make the final decision on the strategy, subject to the Purchaser’s compliance with its obligations under this Section 4.4.

(6)	The Purchaser shall not, and shall cause its affiliates to not, enter into any merger, acquisition, joint venture or similar transaction that would reasonably be expected to prevent or materially delay the obtaining of any Regulatory Approval or otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 4.4(6) shall restrict or prevent B. Riley Securities, Inc. from engaging in capital markets, investment banking, advisory, underwriting, market-making, brokerage, trading or investment activities, in each case, so long as such activities are not undertaken at the direction of the Purchaser or the Parent for the purpose of circumventing the restrictions set forth in this Section 4.4(6).

(7)	The Purchaser shall be solely responsible for the payment of all filing fees and applicable Taxes payable in respect of any application, notification or other filing pursuant to this Section 4.4. Each Party shall be responsible for any legal fees it incurs in connection with such filings.

4.5	Access to Information; Confidentiality

(1)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to Law and the terms of any existing Contract, the Corporation shall, and shall cause its Subsidiaries to give to the Purchaser, the Parent and their respective Representatives, upon reasonable notice and during normal business hours, reasonable access to its and its Subsidiaries’ books and records (including continuing access to the Data Room), premises, management personnel, Contracts and financial and operating data or other information with respect to the assets or business of the Corporation or its Subsidiaries as the Purchaser, the Parent or their respective Representatives may from time to time reasonably request, in each case to the extent reasonably necessary in connection with the consummation of the transactions contemplated by this Agreement and/or for integration planning purposes (other than any of the foregoing that relate to the consideration, negotiation and execution of this Agreement, the process that led to the negotiation and execution of this Agreement or, subject to the disclosure requirements set forth in Section 5.2, any Acquisition Proposal), so long as the access does not unduly interfere with the conduct of the business of the Corporation or its Subsidiaries, provided that, notwithstanding the foregoing, the Corporation may redact the names of any clients or customers prior to providing such books and records to the Purchaser or the Parent.

(2)	This Section 4.5 shall not require the Corporation or its Subsidiaries to permit any access, or to disclose any information that in the reasonable good faith judgment of the Corporation, after consultation with external legal counsel, is likely to result in the breach of any Contract, any violation of any Law, cause any privilege (including solicitor-client privilege) that the Corporation or its Subsidiaries would be entitled to assert to be undermined with respect to such information, is commercially sensitive information, or relates to trade secrets, provided that, the Parties shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so could reasonably (in the good faith belief of such disclosing Party, after consultation with counsel) be managed in a manner compliant with any applicable Laws through the use of customary “clean-room” or other arrangements reasonably acceptable, and not unduly burdensome, to the Corporation. Investigations made by or on behalf of the Purchaser and its affiliates, whether under this Section 4.5 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Corporation in this Agreement.

(3)	The Purchaser and the Parent acknowledge that all information furnished to the Purchaser, the Parent or their respective Representatives in connection with the transactions contemplated by this Agreement or pursuant to the terms of this Agreement, including any information provided under this Section 4.5, is subject to the terms of the Confidentiality Agreement. Without limiting the generality of the foregoing, the Purchaser and the Parent acknowledge and agrees that the Disclosure Letter and all information contained in it is confidential and is subject to the terms of the Confidentiality Agreement.

4.6	Privacy Matters

(1)	For the purposes of this Section 4.6, “Transaction Personal Information” means the Personal Information transferred, disclosed or conveyed to one Party or any of its representatives or agents (a “Recipient”) by or on behalf of another Party (a “Transferor”) as a result of or in conjunction with the Arrangement, and includes all such Personal Information transferred, disclosed or conveyed to the Recipient prior to the execution of this Agreement.

(2)	Each Transferor acknowledges and confirms that it will take measures to ensure that the transfer, disclosure, communication or conveyance of Transaction Personal Information is limited to what is necessary for the purposes of determining if the Parties shall proceed with the Arrangement and, if the determination is made to proceed with the Arrangement, to carry on the business and complete the Arrangement.

(3)	The Recipient shall not take any action that causes the Transferor to be in breach of its obligations under any Privacy Laws. In addition to its other obligations hereunder, the Recipient covenants and agrees to, prior to the completion of the Arrangement:

(a)	collect, use, disclose, and otherwise Process the Transaction Personal Information solely for the purpose of reviewing, determining whether to proceed with and completing the Arrangement;

(b)	where required by Privacy Laws, not communicate Transaction Personal Information without the consent of the individual concerned, unless authorized to do so by the Privacy Laws;

(c)	protect and safeguard the confidentiality, security, and integrity of the Transaction Personal Information using security safeguards appropriate to the sensitivity of the Transaction Personal Information in accordance with applicable Privacy Laws; and

(d)	within a reasonable time, return to the Transferor or destroy the Transaction Personal Information, at the option of the Transferor, should the Arrangement not be completed or as otherwise required by Law.

(4)	Should the Arrangement be completed, in addition to its other obligations hereunder, the Recipient covenants and agrees to, following the completion of the Arrangement:

(a)	use, disclose, and otherwise Process the Transaction Personal Information solely for the purposes for which the information was collected, permitted to be used or disclosed before the Arrangement was completed, unless the Recipient provides notice and/or obtains consent and/or is otherwise permitted to do so, in each case, in accordance with applicable Law (including Privacy Laws), to use or disclose the Transaction Personal Information for other purposes, or the use or disclosure of the Transaction Personal Information is otherwise required or permitted by applicable Law;

(b)	protect the Transaction Personal Information with security safeguards appropriate to its sensitivity in accordance with applicable Privacy Laws;

(c)	give effect to withdrawals of consent to collect, use, disclose or Process the Transaction Personal Information, subject to and in accordance with applicable Law (including Privacy Laws); and

(d)	where required by applicable Privacy Laws, within a reasonable time after the Arrangement is completed, notify the individuals to whom the Transaction Personal Information pertains that the Arrangement has been completed and that their Personal Information has been disclosed to the Recipient in connection therewith.

4.7	Public Communications

(1)	The Parties shall agree on the text of any press releases to be issued to announce (a) the execution of this Agreement and (b) on the Effective Date, the completion of the Arrangement. The Parties shall co-operate in the preparation of presentations, if any, to Securityholders regarding the Arrangement.

(2)	No Party shall issue any press release or make any other public statement, filing or disclosure with respect to this Agreement or the Arrangement without the written consent of the other Party or Parties (as applicable), which consent shall not be unreasonably withheld, conditioned or delayed (it being acknowledged and agreed that consent via e-mail is sufficient), provided that the foregoing shall be subject to each Party’s overriding obligation to make disclosure in accordance with applicable Law, and if such disclosure is required and the other Party or Parties (as applicable) or such affiliate making such disclosure, shall use commercially reasonable efforts to give prior oral or written notice to the other Party or Parties (as applicable), and if such prior notice is not possible, to give such notice immediately following the making of such disclosure. The Party making such disclosure shall, other than disclosure in connection with any litigation or other disputes among the Parties, give reasonable consideration to any comments made by the other Party or Parties (as applicable) or their counsel. None of the foregoing shall prevent (i) the Parties, including their respective affiliates, from making internal announcements to employees and having discussions with their respective securityholders, financial analysts and other stakeholders so long as such discussions are limited to and consistent in all material respects with the most recent press releases, public disclosures or public statements made by the Parties, or (ii) the Purchaser, the Parent or their respective affiliates from reporting on or disclosing the terms (including price terms) of this Agreement to its current and prospective direct or indirect investors or in connection with its fundraising, marketing, informational or reporting activities consistent in all material respects with the most recent press releases, public disclosures or public statements made by the Parties and that is customarily provided with respect to transactions of this kind. The Parties acknowledge that the Corporation will publicly file this Agreement and a material change report relating thereto, subject to prior review of the material change report by the Purchaser, the Parent and their counsel. Notwithstanding the foregoing, should the Board make a Change in Recommendation in accordance with Section 5.4(1), this Section 4.7 shall no longer be applicable to disclosures made by the Corporation.

4.8	Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Parties of the occurrence, or failure to occur, at any time from the date of this Agreement until the earlier of the Effective Time and the time this Agreement is terminated in accordance with its terms, of any event or state of facts which occurrence or failure would, or would be reasonably expected to:

(a)	result in the failure of any condition in Section 6.2(1) [Corporation Representations and Warranties Condition] or Section 6.3(1) [Purchaser and Parent Representations and Warranties Condition], as applicable, to not be satisfied; provided that this Section 4.8(1)(a) shall not apply in the case of any event or state of facts resulting from actions or omissions of another Party which are required under this Agreement; or

(b)	result in the failure of any condition in Section 6.2(2) [Performance of Covenants by Corporation Condition] or Section 6.3(2) [Performance of Covenants by Purchaser and Parent Condition], as applicable, to be satisfied.

(2)	Notification provided under Section 4.8(1) will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)	The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(4)(a) [Breach of Representation or Warranty or Failure to Perform Covenant by the Corporation] and the Corporation may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(3)(a) [Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser or the Parent] unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (a “Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is fifteen (15) Business Days following receipt of such Termination Notice by the Breaching Party, such date. If the Terminating Party delivers a Termination Notice prior to the date of the Meeting, unless the Parties mutually agree otherwise, the Corporation shall postpone or adjourn the Meeting to the earlier of (i) ten (10) Business Days prior to the Outside Date and (ii) the date that is fifteen (15) Business Days following receipt of such Termination Notice by the Breaching Party.

4.9	Insurance and Indemnification; Director and Officer Matters

(1)	Prior to the Effective Time, the Corporation shall obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of the Corporation’s and its Subsidiaries’ existing directors’ and officers’ insurance policies for a claims reporting or run-off and extended reporting period and claims reporting period of six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from the Corporation’s current insurance carriers or an insurance carrier with the same or better credit rating with respect to directors’ and officers’ liability insurance (“D&O Insurance”), and with terms, conditions, retentions and limits of liability that are no less favourable (and otherwise reasonable) to the present and former directors and officers of the Corporation and its Subsidiaries than the coverage provided under the Corporation’s and its Subsidiaries’ existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a present or former director or officer of the Corporation or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the approval or completion of this Agreement, the Arrangement or the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby). Notwithstanding the foregoing, the cost of such run off insurance policies or other policies contemplated pursuant to this Section 4.9(1) shall not exceed 250% of the current annual premium of the Corporation’s D&O Insurance and in the event the cost of such policies would exceed such amount, the Corporation shall obtain the maximum amount of liability coverage possible for such directors and officers without exceeding 250% of the current annual premium of the Corporation’s D&O Insurance.

(2)	The Purchaser and the Parent shall, from and after the Effective Time, cause the Corporation or its applicable Subsidiary to honour and maintain all rights to indemnification or exculpation that are in effect as of the date hereof in favour of present and former employees, officers and directors of the Corporation and its Subsidiaries and the Corporation’s and its Subsidiaries’ designates, nominees and appointees as officers and directors of non-wholly owned Subsidiaries, to the fullest extent permitted by the Constating Documents or applicable Law or under indemnification agreements entered into in the Ordinary Course, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years after the Effective Date.

(3)	If the Purchaser, the Parent, the Corporation or any of its Subsidiaries or any of their respective successors or assigns following the Effective Time (i) consolidates or amalgamates with or merges or liquidates into any other Person and is not a continuing or surviving corporation or entity of such consolidation, amalgamation, merger or liquidation, or (ii) transfers all or substantially all of its properties and assets to any Person, proper arrangements shall be made so as to ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Purchaser, the Parent, the Corporation or its Subsidiaries) assumes all of the obligations set forth in this Section 4.9. The Purchaser and the Parent shall ensure that the Corporation and any of their successors or assigns have adequate financial resources to satisfy all of the obligations set forth in this Section 4.9.

(4)	This Section 4.9 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by the present and former directors and officers of the Corporation and its Subsidiaries (the “Indemnified Persons”) and shall be binding on the Purchaser, the Corporation and their respective successors and assigns, and, for such purpose, the Corporation hereby confirms that it is acting as agent on behalf of the Indemnified Persons. The Purchaser shall pay all reasonable expenses, including legal fees, that may be incurred by any Indemnified Person in enforcing this Section 4.9.

(5)	The agreements and covenants contained in this Section 4.9 or otherwise herein shall not be deemed to be exclusive of any other rights to which any Indemnified Person is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any insurance policy that is or has been in existence with respect to the Corporation or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 4.9 is not prior to or in substitution for any such claims under any such policies.

4.10	Pre-Acquisition Reorganization

(1)	Subject to Section 4.10(2), the Corporation agrees that, upon request of the Purchaser, the Corporation shall and shall cause each of its Subsidiaries to use commercially reasonable efforts to: (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each, a “Pre-Acquisition Reorganization”); (ii) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken; and (iii) cooperate with the Purchaser and its advisors to seek to obtain consents or waivers which might be required, including, if applicable, from the Corporation’s or its Subsidiaries’ lenders under existing debt documentation in connection with any Pre-Acquisition Reorganization, provided that such consents or waivers have been set out in the notice delivered to the Corporation pursuant to Section 4.10(3).

(2)	The Corporation will not be obligated to participate in any Pre-Acquisition Reorganization under Section 4.10(1) unless such Pre-Acquisition Reorganization:

(a)	can be completed as close as reasonably practicable prior to the Effective Date, and can be reversed or unwound in the event the Arrangement is not completed;

(b)	is not prejudicial to the Corporation or Shareholders;

(c)	does not require the Corporation to obtain the approval of Shareholders;

(d)	does not reduce or change the form of the Consideration provided for under the Arrangement;

(e)	does not prevent or impair the ability of the Corporation or the Purchaser to complete, and will not materially delay the completion of, the Arrangement;

(f)	does not require the Corporation or any of its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, Shareholders incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to Section 4.10(1);

(g)	does not result in any breach by the Corporation or any of its Subsidiaries of any Material Contract (unless the counterparty to such Material Contract is willing to waive any such breach) or any breach by the Corporation or any of its Subsidiaries of their respective Constating Documents, organizational documents or Law;

(h)	does not, in the opinion of the Corporation, acting reasonably and in good faith, unreasonably interfere with the ongoing operations of the Corporation or any of its Subsidiaries;

(i)	does not require the directors, officers, employees or agents of the Corporation or its Subsidiaries to take any action in any capacity other than as a director, officer, employee or agent or that would reasonably be expected to result in any such director, officer, employee or agent incurring personal liability; and

(j)	other than with the consent of the Corporation (not to be unreasonably withheld, conditioned or delayed), shall not become effective unless the Purchaser has waived or confirmed in writing the satisfaction of all conditions in its favour under this Agreement and shall have confirmed in writing that it is prepared, and able to promptly and without condition proceed, to effect the Arrangement.

(3)	The Purchaser must provide written notice to the Corporation of any proposed Pre-Acquisition Reorganization at least fifteen (15) Business Days prior to the Effective Date. Upon receipt of such notice, the Corporation and the Purchaser shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement (provided that such amendments do not require the Corporation to obtain approval of the Shareholders).

(4)	The Purchaser shall: (i) forthwith reimburse the Corporation for all out-of-pocket costs and expenses incurred in connection with any proposed Pre-Acquisition Reorganization, including any costs incurred by the Corporation to restore the organizational structure of the Corporation to a substantially identical structure of the Corporation as of immediately prior to the implementation of any Pre-Acquisition Reorganization; and (ii) indemnify the Corporation, any of its Subsidiaries and their Representatives for all direct and indirect liabilities, losses, Taxes, damages, claims, costs, expenses, interest, awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (other than those costs and expenses reimbursed in accordance with the foregoing clause (i)). The indemnification obligations contained in this Section 4.10(4) shall survive indefinitely notwithstanding the termination of this Agreement.

(5)	The Purchaser agrees that any Pre-Acquisition Reorganization will not be considered in determining whether a representation, warranty, covenant or agreement of the Corporation under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract).

4.11	Post-Closing Employment Matters

(1)	The employees of the Corporation and any of its Subsidiaries who are employed outside of Canada as of immediately prior to the Effective Time are referred to herein as the “Covered Employees”. Without limiting any additional rights that any Covered Employee may have under employment and other Contracts and pursuant to Law, unless otherwise agreed in writing by the Parties, for a period of at least twelve (12) months following the Effective Time (or such shorter period that the Covered Employee remains employed with the Corporation or its Subsidiaries), the Purchaser and the Parent shall, or shall cause the Corporation and its Subsidiaries (or their successors) to, provide to each Covered Employee: (a) base salary or hourly wages, that are comparable and no less favourable, in each case, than those in effect immediately prior to the Effective Time; (b) notice of termination, pay in lieu of notice and severance benefits that are substantially similar in the aggregate to those that would have been provided to such Covered Employee under the applicable termination and severance plans, programs, policies, provisions, agreements and arrangements as in effect immediately prior to the Effective Time; (c) commission and short-term incentive opportunities that are substantially similar in the aggregate to the commission and short-term incentive opportunities to which such Covered Employee was entitled immediately prior to the Effective Time, excluding and without regard to any equity/security or equity/security-based compensation, plan or retention, transaction or other bonus; and (d) benefits, perquisites and other terms and conditions of employment that are substantially similar in the aggregate to and no less favourable than the benefits, perquisites and other terms and conditions of employment to which such Covered Employee was entitled immediately prior to the Effective Time, excluding and without regard to any defined benefit pension or post-retirement or post-employment health and welfare benefits.

(2)	Without limiting the generality of the foregoing, from and after the Effective Time, the Purchaser and the Parent shall cause the Corporation to recognize and give full credit to Covered Employees’ service with the Corporation or any of its Subsidiaries earned prior to the Closing for purposes of eligibility to participate and vesting and, solely with respect to vacation accrual, termination and severance benefits and short-term disability plans, the determination of the levels of benefits, under any corresponding employee benefit or compensation plan, program, agreement or arrangement that may be established or maintained by the Purchaser or the Parent which are made available to any Covered Employee on or after the Closing (each a “New Plan”) to the same extent and for the same purpose as such service was credited to such Covered Employee as of the Effective Date under the similar Employee Plan, except (i) as would result in duplication of benefits, (ii) with respect to benefit accrual under a defined benefit pension plan, or (iii) under any benefit plan that is a frozen benefit plan or provides grandfathered benefits.

(3)	Without limiting the generality of the foregoing, from and after the Effective Time, the Purchaser and the Parent shall use commercially reasonable efforts to honour and perform, or to cause the Corporation and its Subsidiaries (or their successors) to honour and perform, all of the obligations of the Corporation and its Subsidiaries under employment and other agreements with Covered Employees and Employee Plans in accordance with their terms as in effect on the date hereof (with such modifications as may be made before the Effective Time as permitted by the terms hereof), or as otherwise agreed by the Parties.

(4)	Following the Effective Time, the Purchaser and the Parent shall, or shall cause the Corporation and its Subsidiaries (or their successors) to use commercially reasonable efforts to: (a) ensure that no limitation or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively at work or other limitations or restrictions on coverage are applicable to any Covered Employee or their dependents or beneficiaries under any New Plan that provides health and welfare benefits, except to the extent that such evidence of insurability or good health, waiting periods or actively at work or other limitations or restrictions on coverage were not satisfied under the comparable Employee Plan immediately prior to the Effective Time; and (b) recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Covered Employee (or their dependents or beneficiaries) during the calendar year in which the Effective Time occurs under an Employee Plan that is a group health and welfare plan for purposes of satisfying the corresponding deductible, co-insurance and co-payment limitations and maximum out-of-pocket provisions under any applicable New Plan.

(5)	To be effective as of the day immediately preceding the date on which the Closing occurs, the Corporation shall, or shall cause its applicable Subsidiaries to, cease contributions to and to adopt all written resolutions necessary to terminate any Employee Plan qualified under Section 401(k) of the Code and of which any of the Corporation or its Subsidiaries is a sponsor (each, a “Corporation 401(k) Plan”). The Corporation shall, or shall cause its applicable Subsidiaries to, provide the Purchaser with evidence that any board resolutions related to the termination of such Corporation 401(k) Plans have been duly adopted and are effective. The form and substance of such resolutions shall be subject to the review and approval of the Purchaser prior to the adoption thereof. To the extent the Corporation 401(k) Plans are terminated pursuant to the Purchaser’s request, active Covered Employees shall be eligible to participate in a 401(k) plan maintained by the Purchaser or any of its Subsidiaries as soon as reasonably practicable following the date on which the Closing occurs, and shall be entitled to effect a direct rollover of any eligible rollover distributions (as defined in Section 402(c)(4) of the Code), including any outstanding loans, to such 401(k) plan maintained by the Purchaser or its Subsidiaries. The direct rollover may be accomplished in several phases or stages as decided upon by Purchaser at Purchaser’s reasonable discretion in conjunction with guidance from Purchaser’s 401K plan administrator. For vesting purposes relating to Purchaser’s 401K plan, Purchaser will recognize and give full credit to Covered Employees’ service with the Corporation prior to Closing. Following Closing, Covered Employees will be subject to the Purchaser’s 401K plan vesting requirements.

(6)	The provisions of this Section 4.11 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 4.11 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a Third Party Beneficiary of this Agreement or have the right to enforce the provisions hereof. Nothing in this Section 4.11 shall (a) be construed as a commitment on the part of the Parent or the Purchaser, and following Closing, the Corporation any of its Subsidiaries, to continue the employment of any Covered Employee following Closing or impair in any way the right of the Purchaser, the Corporation or any of its Subsidiaries to terminate the employment or engagement of any Corporation Service Provider after Closing in accordance with their Contracts or applicable Law, (b) have the effect of affecting or otherwise increasing the severance or termination payments, post-employment benefits or other termination rights of Corporation Service Providers under their current Contracts or applicable Law, or (c) prohibit or in any way impair the Purchaser, the Parent, the Corporation or any of their respective Subsidiaries, after Closing, from amending or terminating any Employee Plan or New Plan pursuant to the terms of such plan and applicable Law.

4.12	Filings

The Parties will cooperate reasonably and in good faith to determine whether any transaction contemplated by this Agreement or any transaction that may be considered to be part of the same series of transactions as the transactions contemplated by this Agreement, is a “reportable transaction” (as defined in section 237.3 of the Tax Act), is a “notifiable transaction” (as defined in section 237.4 of the Tax Act), or is otherwise required to be reported to any applicable Governmental Entity under any analogous provision of any comparable Law of any province or territory of Canada, including any transaction subject to mandatory disclosure rules under the Taxation Act (Québec). The Parties may request reasonable representations and warranties from each other to the extent necessary to establish any factual matters relevant to the determination of whether reporting is required and the content of such reporting. If any Party determines that any such transaction is reportable then it shall so notify the other Party and each of the Parties shall reasonably cooperate in good faith (including sharing of draft reporting forms, if applicable) to allow such reporting to be made by the Party who has made such determination in a comprehensive and timely manner, in the form required by such Law. Notwithstanding the foregoing, and for greater certainty, each Party shall be permitted to report any transaction to an applicable Governmental Entity to the extent that such Party determines, acting reasonably, that such reporting is required by Law.

4.13	Debt Financing

(1)	The Purchaser shall use commercially reasonable efforts to (a) arrange, negotiate and execute the definitive documentation (the “Debt Financing Agreements”) in respect of the Debt Financing, and obtain the proceeds of, the Debt Financing on the terms and conditions set forth in the Debt Financing Commitment Letter (or such other terms as may be acceptable to the Purchaser and the Debt Financing Sources; provided that such other terms do not contain any conditions precedent to the initial funding of the Debt Financing that are materially more onerous to the Purchaser than those contained in the Debt Financing Commitment Letter), and (b) satisfy all conditions precedent applicable to the Purchaser or any of its affiliates under the Debt Financing Agreements that are within their control (or, if necessary or deemed advisable by the Purchaser, seek the waiver of conditions contained therein or such definitive agreements related thereto that are within control of the Purchaser or such affiliates). The Purchaser will deliver to the Corporation true, correct and complete copies of any amendments to the Debt Financing Commitment Letter (provided that such copies may be subject to customary redactions with respect to rates, fee amounts, economic terms and other confidential or commercially sensitive information), if any, entered into promptly when available.

(2)	The Purchaser shall use commercially reasonable efforts to cause the Debt Financing Sources, at the Closing, to provide the Debt Financing set forth in the Debt Financing Commitment Letter at Closing if all conditions to Closing contained in Section 6.1, Section 6.2 and Section 6.3 are satisfied or waived (other than those conditions that (a) only can be satisfied at the Closing, each of which is capable of being satisfied if the Closing were to occur, or (b) will be satisfied or waived upon funding), including enforcing its rights under the Debt Financing Commitment Letter and the Debt Financing Agreements.

(3)	Subject to the following sentence, the Purchaser shall not, and shall cause its affiliates not to, amend, alter or waive, or agree to amend, alter or waive, any term or provision of the Debt Financing Commitment Letter or release any Party from their obligations thereunder without the written consent of the Corporation unless such amendment, alteration or waiver would not reasonably be expected to (a) materially delay or prevent the Closing, (b) adversely impact in any material respect the Purchaser’s ability to consummate the transactions contemplated to occur under this Agreement at Closing or (c) adversely impact the ability of the Purchaser to enforce its rights against the other parties to the Debt Financing Commitment Letter. Notwithstanding the foregoing, the Purchaser may amend, amend and restate, replace or otherwise modify the Debt Financing Commitment Letter to add one or more arrangers, joint bookrunners, agents or lenders in respect of the Debt Financing. If any portion of the Debt Financing that would be necessary to fund the Consideration becomes unavailable in the manner or from the sources contemplated in the Debt Financing Commitment Letter, (i) the Purchaser shall promptly so notify the Corporation and (ii) the Purchaser shall use commercially reasonable efforts to arrange to obtain any such portion of the Debt Financing from alternative debt financing sources, including, to the extent available, by entering into one or more new debt commitment letters providing for such alternative debt financing and definitive agreements with respect to the alternative financing contemplated by such new debt commitment letters; provided that the Purchaser shall not be required to agree to economic or other terms that are less favourable in any material respect than those contemplated by the Debt Financing Commitment Letter as in effect on the date hereof as determined by the Purchaser in good faith. If and to the extent that the Debt Financing is supplemented or superseded by any such alternative financing, the terms “Debt Financing”, “Debt Financing Agreements”, and “Debt Financing Commitment Letter” shall each be deemed to be modified, mutatis mutandis, to refer to such alternative financing and any commitment letters or definitive agreements with respect thereto.

(4)	Prior to Closing, the Purchaser shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause its affiliates and its and their respective Representatives to, satisfy (or obtain a waiver of) the conditions precedent that are within the Purchaser’s control. Upon request by the Corporation in writing, the Purchaser shall keep the Corporation informed with respect to all material activity concerning the Debt Financing and the Corporation may request confirmation that there have been no material changes in or with respect to the potential closing of the Debt Financing. Without limiting the generality of the foregoing, the Purchaser will give the Corporation prompt notice: (a) of any breach, threatened (in writing) breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to the Debt Financing Commitment Letter of which the Purchaser becomes aware; (b) of the receipt of any written notice or other written communication from any Debt Financing Source with respect to any actual or potential breach, default, termination or repudiation by any party to the Debt Financing Commitment Letter or a request for amendments or waivers thereto that are or could be reasonably expected to be adverse in any material respect to the timely completion of the Debt Financing; (c) if for any reason the Purchaser believes in good faith that it will not be able to obtain all or any portion of the Debt Financing necessary to fund the Consideration from the sources contemplated by the Debt Financing Commitment Letter or the definitive documents related to the Debt Financing including if the Purchaser has any reason to believe that it will be unable to satisfy, on a timely basis, any conditions precedent in respect of the Debt Financing; or (d) if the Debt Financing expires or is terminated for any reason. As soon as reasonably practicable, but in any event within two (2) Business Days after the date the Corporation delivers to the Purchaser a written request, the Purchaser shall provide any information reasonably requested by the Corporation relating to any circumstance referred to in clause (a), (b), (c) or (d) of the immediately preceding sentence.

(5)	The Parties acknowledge and agree that if, after January 1, 2027 but before January 16, 2027, the Corporation (a) reasonably expects that the Effective Date may not occur by the Outside Date as a result of the failure to satisfy the condition set forth in Section 6.1(4), (b) such failure is not, and will not be, primarily the result of the Corporation failing to perform any of its covenants or agreements under this Agreement in any material respect or breaching any of its representations and warranties under this Agreement in any material respect, and (c) no Required Regulatory Approval has been denied by a final and non-appealable decision of a Governmental Entity at such time, then the Corporation may, on or before January 15, 2027, notify the Purchaser in writing, which notice must specify a date by which the Corporation, on the advice of outside counsel and acting reasonably, has determined such condition would reasonably be expected to be satisfied, and upon receipt of such notice, the Purchaser and the Parent shall use their respective commercially reasonable efforts to amend the terms of the Debt Financing Commitment Letter to extend the expiry thereof through the date specified by the Corporation; provided that, for greater certainty, the Purchaser and the Parent shall not be required to agree to economic or other terms that are less favourable in any material respect than those contemplated by the Debt Financing Commitment Letter as in effect on the date hereof, as determined by the Purchaser acting reasonably and in good faith. If and to the extent that the Debt Financing is supplemented or superseded by any such amendment, the terms “Debt Financing”, “Debt Financing Agreements”, and “Debt Financing Commitment Letter” shall each be deemed to be modified, mutatis mutandis, to refer to such amendment and any commitment letters or definitive agreements with respect thereto.

(6)	The Purchaser and the Parent each acknowledges and agrees that the Purchaser obtaining financing (including the Debt Financing) is not a condition to any of its respective obligations hereunder, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of the Purchaser. For the avoidance of doubt, if any financing referred to in this Section 4.13 is not obtained, the Purchaser will continue to be obligated to consummate the Arrangement, subject to and on the terms contemplated by this Agreement.

4.14	Financing Assistance

(1)	From the date hereof until the Closing (or the earlier termination of this Agreement pursuant to Article 7, subject to the limitations set forth in this Section 4.14, and unless otherwise agreed in writing by the Purchaser), the Corporation shall provide, and shall cause its Subsidiaries to provide, and each shall use its commercially reasonable efforts to have its and its Subsidiaries’ Representatives provide, such cooperation as the Purchaser may reasonably request in connection with the arrangements by the Purchaser to obtain any debt financing in connection with the transactions contemplated by this Agreement and the Plan of Arrangement (such financing, the “Debt Financing”) (provided that such request does not unreasonably interfere with the ongoing operations of the Corporation and its Subsidiaries), including, if so requested:

(a)	participating (and using commercially reasonable efforts to cause members of the executive leadership team of the Corporation with appropriate seniority and expertise to participate) in a reasonable number of meetings, conference calls, presentations, drafting sessions and due diligence sessions with the Debt Financing Sources;

(b)	furnishing reasonably promptly to the Purchaser and the Debt Financing Sources such customary and pertinent financial and other information regarding the Corporation and its Subsidiaries as is necessary or reasonably requested in connection with the Debt Financing, in each case to the extent such information and projections are within the Corporation’s and its Subsidiaries’ control and customarily prepared by or for the Corporation or its Subsidiaries in the Ordinary Course;

(c)	cooperating reasonably with the Debt Financing Sources’ due diligence;

(d)	assisting with the preparation of, and providing the Purchaser and the Debt Financing Sources with a written authorization for the release of, appropriate and customary materials for rating agency presentations, offering and syndication documents (including lender and investor presentations, bank information memoranda and similar documents) and other customary marketing documents required in connection with the Debt Financing (including, if reasonably requested by the Purchaser, the execution and delivery of customary representation letters), and reasonably cooperating with the marketing efforts of the Purchaser and the Debt Financing Sources for all or any portion of the Debt Financing;

(e)	facilitating the provision of guarantees, the granting of security and the pledging of collateral, including by executing and delivering any pledge and security documents or other definitive financing documents as may be reasonably requested by the Purchaser in connection with the Debt Financing, provided that any obligations contained in any such definitive financing documents or security documents, as against the Corporation and its Subsidiaries, shall not be effective prior to the Effective Time;

(f)	providing reasonable assistance in the preparation of pro forma financial information and pro forma financial statements (it being understood that the Purchaser shall be responsible for the preparation of any pro forma calculations, any post-Closing or other pro forma cost savings, capitalization, ownership or other pro forma adjustments that may be included therein); and

(g)	using commercially reasonable efforts to take corporate action necessary to permit the consummation of the Debt Financing, including entering into one or more credit agreements, security documents or other instruments or agreements in connection with the Debt Financing, to be effective no earlier than the Effective Time.

(2)	The Corporation shall obtain and deliver, or cause to be obtained and delivered, to the Purchaser prior to the Effective Time customary, executed payoff letters (the “Payoff Letters”), and other customary instruments of release, discharge or termination from the lenders, the administrative agent or other applicable creditors under the Credit Facility and any other indebtedness for borrowed money of the Corporation and its Subsidiaries, and shall take all other actions requested by the Purchaser (a) to fully repay, satisfy, release and discharge all of liabilities and obligations of the Corporation and its Subsidiaries under the Credit Facility and any other indebtedness for borrowed money of the Corporation and its Subsidiaries (excluding any contingent indemnification obligations that are not then due and payable and that by their terms are to survive the termination of the Credit Facility or such other indebtedness and the related loan documents and any letters of credit or similar instruments that are cash collateralized on the Effective Date in accordance with the terms of the Credit Facility or such other indebtedness and the related loan documents), and to release and discharge all Liens securing the Credit Facility and such other indebtedness and grant by the Corporation or any of its Subsidiaries in connection therewith, including for the avoidance of doubt, as necessary to terminate and release such Liens in all applicable jurisdictions and registries, including the United States Patent and Trademark Office and any other intellectual property registry in which such Liens have been recorded; and (b) to terminate the Credit Facility and such other indebtedness and all related loan documents at the Effective Time (the “Credit Facility Termination”).

(3)	Notwithstanding anything herein to the contrary, in no event shall this Section 4.14 require the Corporation or any of its Subsidiaries to take any action that would: (a) conflict with or violate any applicable Laws or result in, prior to the Closing, the contravention of, or that would reasonably be expected to result in, prior to the Closing, a material violation or breach of, or default under, or require a waiver or amendment of the terms of, any Material Contract; (b) require providing access to or disclosing information that is subject to confidentiality obligations or could result in the loss of privilege (provided that, in such instances, the Corporation and its Subsidiaries shall inform the Purchaser and the Debt Financing Sources of the general nature of the information being withheld and reasonably cooperate with the Purchaser and the Debt Financing Sources to provide such information, in whole or in part, to the extent and in the manner that would not violate such obligations or result in the loss of such privilege); (c) subject any Person to any personal liability; or (d) subject the Corporation or any of its Subsidiaries or any of their respective agents, officers, directors or employees to any liability, require it to bear any cost or expense or to make any other payment or agree to provide indemnity in connection with the Debt Financing Commitment Letter, the definitive documents related to the Debt Financing, or any information utilized in connection therewith prior to the Closing for which they are not expected to receive reimbursement or indemnity by or on behalf of the Purchaser. For the avoidance of doubt, neither the Corporation nor any of its Subsidiaries, nor their respective agents, officers, directors or employees, shall be required to execute or enter into or perform any agreement, certificate or other document with respect to the Debt Financing contemplated by the Debt Financing Commitment Letter that is not contingent upon the Closing or that would be effective prior to the Closing and no directors of the Corporation or the Corporation’s Subsidiaries that will not be continuing directors, acting in such capacity, shall be required to execute or enter into or perform any agreement, or to pass any resolutions or consents, with respect to the Debt Financing that would be effective prior to the Closing or cause the Credit Facility Termination to be effective unless and until the Effective Time has occurred and the Purchaser has provided or caused to be provided to the Corporation or its Subsidiaries funds (or the Purchaser and the Corporation have agreed that the Corporation or any of the Corporation’s Subsidiaries shall use funds on their balance sheets at Closing for such purpose; provided that the Corporation shall not unreasonably withhold, condition or delay any such agreement) to pay in full the outstanding amounts required pursuant to the terms of the Payoff Letters in accordance with the obligations of the Purchaser under Section 2.11.

4.15	Exchange Delisting

Subject to applicable Law, the Corporation shall use commercially reasonable efforts to cause the Corporation Shares to be delisted from the TSX and the NASDAQ promptly after the Effective Time. In furtherance of the foregoing, each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to enable (i) delisting of the Corporation Shares from the TSX and the NASDAQ (including, if requested by the Purchaser, such items as may be necessary to delist the Corporation Shares on or promptly after the Effective Time), (ii) the Corporation ceasing to be a reporting issuer under applicable Canadian Securities Laws and (iii) the deregistration of the Corporation Shares under the Exchange Act, as amended, in each case, as promptly as practicable following the Effective Time. If the Corporation is reasonably likely to be required to file any quarterly or annual reports pursuant to the Exchange Act during the period between the filing date of the Form 25 and the filing date of the Form 15 (or Form 15F, as applicable), in each case to be filed in connection with the transactions contemplated by this Agreement (such time period, the “Delisting Period”), the Corporation will use commercially reasonable efforts to prepare a draft, which is sufficiently developed such that it can be timely filed with a reasonable amount of effort within the time available, of any such reports reasonably likely to be required to be filed during the Delisting Period.

4.16	Cooperation with Registration Statement

During the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Corporation shall reasonably cooperate with the Parent and provide such records, documents and financial and pertinent information regarding the Corporation and its Subsidiaries as may be reasonably requested by the Parent or its representatives to prepare all pro forma financial statements required to be included pursuant to Regulation S-X or Regulation S-K or otherwise (including as may be required for a registered public offering of debt or equity (or equity-linked securities) in any statements, forms, schedules, reports or other documents filed or furnished by the Parent or its affiliates with the SEC.

Article 5
Additional Covenants Regarding Non-Solicitation

5.1	Non-Solicitation

(1)	Except as expressly provided in this Article 5, the Corporation shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any of its Representatives (and in so doing shall instruct its and its Subsidiaries’ Representatives not to, directly or indirectly):

(a)	solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser, the Parent, their respective affiliates or any Representative of the foregoing) regarding any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that the Corporation may (i) advise any Person of the restrictions in this Agreement; (ii) communicate with any Person solely for the purposes of clarifying the terms of any such inquiry, proposal or offer; and/or (iii) in the case of any Person making an Acquisition Proposal, advise such Person that the Board (and the relevant committee thereof) has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal;

(c)	make a Change in Recommendation; or

(d)	accept or enter into or publicly propose to accept or enter into any agreement, understanding or arrangement with any Person (other than the Purchaser, the Parent, their respective affiliates or any Representative of the foregoing) in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.2(2)), or any inquiry, proposal or offer that may reasonably be expected to constitute or lead to an Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days following the formal announcement of such Acquisition Proposal will not be considered to be in violation of this Article 5 provided that the Board (and the relevant committee thereof) has affirmed the Board Recommendation by or before the end of such five (5) Business Day period).

(2)	The Corporation shall, and shall cause its Subsidiaries and their respective Representatives (in their capacities as such) to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations or other activities with any Person (other than the Purchaser, the Parent, their respective affiliates or any Representative of the foregoing) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(a)	promptly, and in any event within 24 hours, discontinue access to and disclosure of all information regarding the Corporation or any of its Subsidiaries, including the Data Room, any confidential information, properties, facilities and books and records for any such Person; and

(b)	promptly, and in any event within two (2) Business Days, request: (i) the return or destruction of all copies of any confidential information regarding the Corporation or any of its Subsidiaries provided by or on behalf of the Corporation or its Subsidiaries to any such Person since January 1, 2026 in respect of any inquiry, proposal or offer that, if made after the date of this Agreement, would have constituted or would have been reasonably expected to constitute an Acquisition Proposal; and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Corporation or any of its Subsidiaries, to the extent that such information has not previously been returned or destroyed (subject to the terms of the applicable confidentiality or similar agreement, including the rights of retention that such Persons may have thereunder).

(3)	The Corporation represents and warrants that none of the Corporation, its Subsidiaries or any of their respective Representatives has waived any confidentiality, standstill or similar agreement, restriction or covenant in respect of an Acquisition Proposal in effect since January 1, 2026 to which the Corporation or any of its Subsidiaries is a party and the Corporation covenants and agrees that: (a) the Corporation shall use commercially reasonable efforts to enforce each such confidentiality, standstill, clean team or similar agreement, restriction or covenant or any such agreement, restriction or covenant to which the Corporation may hereafter become a party in accordance with Section 5.3; and (b) none of the Corporation, any of its Subsidiaries or any of their respective Representatives have released or will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Corporation, or any of its Subsidiaries, in each case, with respect to any confidentiality, standstill or similar agreement or restriction to which the Corporation or any of its Subsidiaries is a party or any such agreement, restriction or covenant to which the Corporation may hereafter become a party to in accordance with Section 5.3 (it being acknowledged by the Purchaser that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement or otherwise in accordance with such restrictions shall not be a violation of this Section 5.1(3)).

5.2	Notification of Acquisition Proposals

(1)	If the Corporation or any of its Subsidiaries or, to the knowledge of the Corporation, any of its or their respective Representatives, receives any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Corporation or any of its Subsidiaries in connection with any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, the Corporation shall promptly, and in any event within twenty-four (24) hours, notify the Purchaser, in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and provide copies of all material documents, correspondence or other material received in respect of, from or on behalf of any such Person if in writing or electronic form, and if not in writing or electronic form, a detailed description of all material terms of such communication to the Corporation by or on behalf of any such Person.

(2)	The Corporation shall keep the Purchaser reasonably informed, on a prompt basis, of the status of material and substantive developments and the status of discussions and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request, and shall promptly provide to the Purchaser copies of all material correspondence (including copies of any draft definitive agreement relating to such Acquisition Proposal) and any ancillary documents containing material terms to such Acquisition Proposal if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence or communication to the Corporation by or on behalf of any Person making such Acquisition Proposal, inquiry, proposal, offer or request.

5.3	Responding to an Acquisition Proposal

(1)	Notwithstanding Section 5.1 or anything else to the contrary in this Agreement, if at any time prior to obtaining the Required Shareholder Approval, the Corporation receives a bona fide written Acquisition Proposal from a Person or group of Persons, the Corporation may contact the Person or group of Persons making such Acquisition Proposal and its Representatives for the purpose of clarifying the terms and conditions of such Acquisition Proposal, and directly or indirectly through one or more of its Representatives, enter into, engage in or participate in discussions or negotiations with such Person(s) regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of any information, properties, facilities, books or records of the Corporation or its Subsidiaries to such Person, if and only if:

(a)	the Board (and any relevant committee thereof) first determines in good faith, after consultation with its financial advisors and its external legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal and has provided the Purchaser with written confirmation thereof;

(b)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-solicitation or similar agreement with the Corporation (it being acknowledged by the Purchaser that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into and announcement of this Agreement or otherwise in accordance with such restrictions shall not be a violation of this Section 5.3(1));

(c)	the making of such Acquisition Proposal did not result from a breach of Article 5 in any material respect;

(d)	prior to providing any such copies, access or disclosure, the Corporation enters into an Acceptable Confidentiality Agreement with such Person (or an affiliate of such Person) and provides the Purchaser with an executed copy thereof; and

(e)	any such copies, access or disclosure provided to such Person shall have already been (or will promptly be) provided to the Purchaser (by posting such information to the Data Room or otherwise).

5.4	Right to Match

(1)	If, prior to obtaining the Required Shareholder Approval, the Corporation receives an Acquisition Proposal that constitutes a Superior Proposal, the Board may enter into a definitive agreement with respect to such Superior Proposal and concurrently make a Change in Recommendation in connection therewith, if and only if:

(a)	the making of the Acquisition Proposal by such Person did not result from a breach of Article 5 in any material respect;

(b)	the Person making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-solicitation or similar agreement with the Corporation (it being acknowledged by the Purchaser that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions as a result of the entering into and announcement of this Agreement or otherwise in accordance with its terms shall not be considered to be such a restriction);

(c)	the Corporation has delivered to the Purchaser a written notice of the determination of the Board (and any relevant committee thereof) that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement with respect to the Superior Proposal and (if applicable) make a Change in Recommendation, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(d)	the Corporation or its Representatives have provided to the Purchaser a copy of the proposed definitive agreement with respect to the Superior Proposal (including any financing documents subject to customary confidentiality provisions);

(e)	at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received the material referenced in Section 5.4(1)(d);

(f)	during any Matching Period, the Purchaser has had the opportunity, but not the obligation, in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	at the end of the Matching Period, the Board (and any relevant committee thereof) has determined in good faith, (i) after consultation with its external legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)) and (ii) after consultation with its external legal counsel, the failure for the Board to take such action with respect to such Superior Proposal would be inconsistent with its fiduciary duties owed to the Corporation under applicable Law; and

(h)	prior to or concurrently with entering into such definitive agreement the Corporation terminates this Agreement pursuant to Section 7.2(3)(b) [Superior Proposal] and pays, or causes to be paid to, the Purchaser the Termination Fee in accordance with Section 7.4.

(2)	The Corporation acknowledges and agrees that, during the Matching Period, or such longer period as the Corporation may approve in its sole discretion in writing for such purpose: (a) the Purchaser shall have the opportunity, but not the obligation, to offer to amend the terms of this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal; (b) the Board shall review any offer made by the Purchaser under this Section 5.4(2) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (c) if the Acquisition Proposal would no longer constitute a Superior Proposal, the Corporation shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement or the Plan of Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Corporation shall promptly so advise the Purchaser and the Corporation and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new Matching Period from the date on which the Purchaser received the Superior Proposal Notice with respect to the new Superior Proposal from the Corporation in connection therewith.

(4)	At the written request of the Purchaser, the Board shall promptly, and in any event within two (2) Business Days, reaffirm the Board Recommendation by press release after any Acquisition Proposal which the Board has determined not to be a Superior Proposal is publicly announced or publicly disclosed or the Board determines that a proposed amendment to the terms of this Agreement or the Plan of Arrangement as contemplated under Section 5.4(2) with respect to any such Acquisition Proposal would result in such Acquisition Proposal no longer being a Superior Proposal. The Corporation shall provide the Purchaser and its external legal counsel with a reasonable opportunity to review and comment on the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its external legal counsel.

(5)	If the Corporation provides a Superior Proposal Notice to the Purchaser on a date that is less than ten (10) Business Days before the Meeting, the Corporation shall be permitted to, and upon request from the Purchaser, shall, adjourn or postpone the Meeting to a date that is not more than ten (10) Business Days after the scheduled date of the Meeting; provided, however, that the Meeting shall not be adjourned or postponed to a date later than ten (10) Business Days before the Outside Date.

(6)	Nothing in this Agreement shall prohibit the Corporation or the Board from: (a) responding through a directors’ circular or otherwise to an Acquisition Proposal, but only to the extent required by applicable Securities Law; or (b) making any disclosure to Securityholders if, in the good faith judgement of the Board, after receiving advice from its external legal counsel, failure to make such disclosure would be inconsistent with the fiduciary duties of the Board under applicable Law or the Corporation’s obligations under applicable Securities Law; provided that, for greater certainty, the Board shall not be permitted to make a Change in Recommendation other than as permitted in Section 5.4(1). In addition, nothing contained in this Agreement shall prevent the Corporation or the Board from calling and/or holding a meeting of Shareholders after the date of the Meeting in response to a requisition by Shareholders in accordance with the OBCA or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with applicable Law.

(7)	Any violation of the restrictions set forth in Article 5 by the Corporation’s Subsidiaries or the Corporation’s or its Subsidiaries’ respective Representatives shall be deemed to be a breach of Article 5 by the Corporation. Furthermore, the Corporation shall be responsible for any breach of Article 5 by its Subsidiaries and its and their respective Representatives.

(8)	Notwithstanding Section 4.14(1), and without limiting Section 4.14(3), neither the Corporation nor any of its Subsidiaries will be required to: (a) pay or agree to pay any commitment, consent or other fee or incur any other cost, expense or liability in connection with the Debt Financing prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of the Purchaser; (b) take any action or do anything that would contravene any applicable Law or contravene the Constating Documents of the Corporation or any Subsidiary or result in a breach of the representations, warranties or covenants of the Corporation hereunder; (c) enter into definitive documentation or commit to take any action that is not contingent upon the Closing and the consummation of the Arrangement; or (d) except as required to comply with applicable Law, disclose any information that in the reasonable judgment of the Corporation would result in the disclosure of any trade secrets or similar information or violate any obligations of the Corporation or any other Person with respect to confidentiality or which would be reasonably likely to constitute a waiver of solicitor-client privilege. For greater certainty, all non-public or otherwise confidential information regarding the Corporation obtained by the Purchaser, the Parent or their respective Representatives pursuant to the foregoing is information which is subject to the Confidentiality Agreement and will be treated in accordance with the Confidentiality Agreements.

(9)	The Purchaser shall (a) promptly upon request by the Corporation, reimburse the Corporation for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees of one outside counsel) incurred by the Corporation or any of its Subsidiaries or their respective Representatives in connection with the cooperation of the Corporation and its Subsidiaries and Representatives contemplated by this Section 4.14, and (b) indemnify and hold harmless the Corporation, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, judgments, penalties, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing (including the performance of their respective obligations under this Section 4.14) and any information used in connection therewith (other than information provided in writing by the Corporation or its Subsidiaries specifically for use in connection therewith), in each case, except for any such all losses, damages, claims, judgments, penalties, costs or expenses which arise from the bad faith, gross negligence, fraud or wilful misconduct of, or wilful breach of this Agreement by, the Corporation, its Subsidiaries or their respective Representatives.

Article 6
Conditions

6.1	Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied at or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of the Parties:

(1)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Shareholders at the Meeting in accordance with the Interim Order.

(2)	Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement and have not been set aside or modified in a manner unacceptable to either the Corporation or the Purchaser, each acting reasonably.

(3)	Illegality. No Law is in effect which prevents, prohibits or makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Corporation, the Purchaser or the Parent from consummating the Arrangement.

(4)	Required Regulatory Approvals. Each of the Required Regulatory Approvals shall have been made, given or obtained and be in full force and effect.

(5)	Securities Exemptions and Related Requirements. The Parent Shares to be issued to the Shareholders in exchange for their Corporation Shares pursuant to the Plan of Arrangement shall be (i) exempt from the requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption and exemptions from applicable Securities Laws of each applicable state of the United States, and (ii) shall be registered to the extent required by Section 12(b) of the U.S. Exchange Act; provided, however, that the Corporation will not be entitled to rely on the provisions of this Section 6.1(5) in failing to complete the transactions contemplated by this Agreement in the event that the Corporation intentionally and knowingly fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the Section 3(a)(10) Exemption, that the Parent will rely on the Section 3(a)(10) Exemption for the issuance of such securities, based on the Court’s approval of the Arrangement and comply with the requirements set forth in Section 2.3.

6.2	Additional Conditions Precedent to the Obligations of the Purchaser and the Parent

Each of the Purchaser and the Parent is not required to complete the Arrangement unless each of the following conditions is satisfied at or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and the Parent and may only be waived, in whole or in part, by the Purchaser or the Parent in their sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Corporation set forth (a) in paragraph 1 [Organization and Qualification], paragraph 2 [Corporate Authorization], paragraph 3 [Execution and Binding Obligation] and paragraph 5(a) [No Conflict/Non-Contravention] of Schedule C were true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Effective Time, as if made at and as of such time; (b) in paragraphs 6 (a) and (b) [Capitalization], paragraph 8 [Subsidiaries] and paragraph 14 [Brokers; Expenses] of Schedule C were true and correct in all respects as of the date of this Agreement other than such failures to be true and correct that, individually or in the aggregate, would be a de minimis inaccuracy and shall be true and correct as of the Effective Time other than such failures to be true and correct that, individually or in the aggregate, would be a de minimis inaccuracy or as a result of transactions, changes, conditions, events or circumstances expressly permitted hereunder (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of that specified date); and (c) in Schedule C, other than those to which clause (a) or clause (b) above applies, were true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Effective Time (disregarding for purposes of this Section 6.2(1)(c) any “materiality”, “material” or Material Adverse Effect qualification, or other concepts of materiality, contained in any such representation or warranty, other than in respect of the usage of the term “Material Contract”), as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of that specified date), except in the case of this clause Section 6.2(1)(c) where the failure or failures of such representations and warranties to be so true and correct in all respects, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, and the Corporation has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Corporation (in each case without personal liability), addressed to the Purchaser and dated the Effective Date.

(2)	Performance of Covenants. The Corporation shall have fulfilled or complied in all material respects with its covenants contained in this Agreement to be fulfilled or complied with by it at or prior to the Effective Time and has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Corporation (in each case without personal liability), addressed to the Purchaser and dated the Effective Date.

(3)	No Legal Actions. There shall be no Proceeding pending by any Governmental Entity that would reasonably be expected to enjoin or prohibit the Purchaser’s ability to acquire, hold or exercise full rights of ownership over any of the Corporation Shares, including the right to vote the Corporation Shares, or the business of the Corporation (excluding, for greater certainty, any from undertakings, commitments or terms and conditions as are required or as are entered into in connection with the efforts to obtain the Required Regulatory Approvals pursuant to Section 4.4).

(4)	Dissent Rights. Dissent Rights have not been validly exercised, and not withdrawn or deemed to have been withdrawn, with respect to more than 10% of the issued and outstanding Corporation Shares.

(5)	Material Adverse Effect. Since the date of this Agreement, there shall have not occurred a Material Adverse Effect which is continuing as of the Effective Time.

6.3	Additional Conditions Precedent to the Obligations of the Corporation

The Corporation is not required to complete the Arrangement unless each of the following conditions is satisfied at or before the Effective Time, which conditions are for the exclusive benefit of the Corporation and may only be waived, in whole or in part, by the Corporation in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of the Purchaser and the Parent set forth in this Agreement were true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Effective Time (disregarding for purposes of this Section 6.3(1) any “materiality” or “material” qualification contained in any such representation or warranty) as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of that specified date), except in the case of this Section 6.3(1) where the failure or failures of such representations and warranties to be so true and correct in all respects, individually and in the aggregate, would not reasonably be expected to materially impede or delay the consummation of the Arrangement, and each of the Purchaser and the Parent has delivered a certificate confirming same to the Corporation, executed by a senior officer thereof (in each case without personal liability), addressed to the Corporation and dated the Effective Date.

(2)	Performance of Covenants. Each of the Purchaser and the Parent have fulfilled or complied in all material respects with their respective covenants contained in this Agreement to be fulfilled or complied with by it at or prior to the Effective Time, and each of the Purchaser and the Parent has delivered a certificate confirming same to the Corporation, executed by a senior officer thereof (in each case without personal liability), addressed to the Corporation and dated the Effective Date.

(3)	Deposit of Consideration. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser or the Parent has deposited or caused to be deposited with the Depositary in escrow the funds required to be deposited under Section 2.11.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Purchaser, the Parent and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.11 hereof shall be released from escrow when the Certificate of Arrangement is issued by the Director without any further act or formality required on the part of any Person.

Article 7
Term and Termination

7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2	Termination

This Agreement may be terminated and the Arrangement abandoned at any time prior to the Effective Time (notwithstanding approval of the Arrangement Resolution by the Shareholders and/or receipt of the Final Order) by:

(1)	the mutual written agreement of the Parties; or

(2)	either the Corporation, on the one hand, or the Purchaser, on the other hand, if:

(a)	No Required Shareholder Approval. The Required Shareholder Approval is not obtained at the Meeting (or any adjournment or postponement thereof) in accordance with the Interim Order, provided that neither the Corporation nor the Purchaser may terminate this Agreement pursuant to this Section 7.2(2)(a) [No Required Shareholder Approval] if the failure to obtain the Required Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(b)	Illegality. After the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Corporation, the Purchaser or the Parent from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(2)(b) [Illegality] if: (i) it has not complied with its obligations under this Agreement to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement, and (ii) the enactment, making, enforcement or amendment of such Law has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)	Occurrence of Outside Date. The Effective Time does not occur on or prior to 5:00 p.m. (Toronto time) on the Outside Date, provided that (i) a Party may not terminate this Agreement pursuant to this Section 7.2(2)(c) [Occurrence of Outside Date] if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement, and (ii) if the Debt Financing Commitment Letter has been amended as contemplated in Section 4.13(5), the Purchaser may not terminate this Agreement pursuant to this Section 7.2(2)(c) [Occurrence of Outside Date] until the earlier of (A) the expiry or termination of such amended Debt Financing Commitment Letter in accordance with its terms; and (B) the date specified in the Corporation’s notice delivered pursuant to Section 4.13(5); or

(3)	the Corporation, if:

(a)	Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser or the Parent. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser or the Parent under this Agreement shall have occurred that would cause any condition in Section 6.3(1) [Purchaser and Parent Representations and Warranties Condition] or Section 6.3(2) [Performance of Covenants by Purchaser and Parent Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.8(3); provided that the Corporation is not then in breach of this Agreement so as to cause any condition in Section 6.1 [Mutual Covenants Condition] or Section 6.2(2) [Performance of Covenants by Corporation Condition] not to be satisfied;

(b)	Superior Proposal. Prior to obtaining the Required Shareholder Approval, the Board (and any relevant committee thereof) authorizes the Corporation, in accordance with and subject to the terms and conditions of this Agreement, to enter into a definitive written agreement with respect to a Superior Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3), provided that prior to or concurrently with such termination the Corporation pays, or causes to be paid, the Termination Fee in accordance with Section 7.4; or

(c)	Failure of Purchaser to Consummate. (i) The conditions in Section 6.1 [Mutual Conditions Precedent] and Section 6.2 [Conditions Precedent to the Obligations of the Purchaser] have been and continue to be satisfied or waived by the applicable Party or Parties at the time the Effective Time is required to have occurred pursuant to Section 2.10 (excluding conditions that, by their nature, are to be satisfied at the Effective Time; provided, that such conditions to be satisfied at the Effective Time are capable of being satisfied if the Effective Time were to occur on the date of such notice), (ii) the Corporation has delivered written notice to the Purchaser to the effect that the conditions in Section 6.1 [Mutual Conditions Precedent] and Section 6.3 [Conditions Precedent to the Obligations of the Corporation] have been and continue to be satisfied or waived (excluding conditions that, by their nature, are to be satisfied at the Effective Time; provided, that such conditions to be satisfied at the Effective Time are capable of being satisfied if the Effective Time were to occur on the date of such notice), (iii) the Purchaser or the Parent fails to (A) deposit or cause to be deposited the funds required to be deposited by it in accordance with Section 2.11, or (B) consummate the Closing, in each case, on or before the date that is three (3) Business Days after the delivery of the notice referenced in clause (ii) of this Section 7.2(3)(c), and (iv) the Corporation was, and has irrevocably confirmed to the Purchaser in writing that it is, prepared to consummate the Closing during the three (3) Business Day period referenced in clause (ii) above; or

(4)	the Purchaser if:

(a)	Breach of Representation or Warranty or Failure to Perform Covenant by the Corporation. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Corporation under this Agreement occurs that would cause any condition in Section 6.2(1) [Corporation Representations and Warranties Condition] or Section 6.2(2) [Performance of Covenants by Corporation Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.8(3); provided that the Purchaser or the Parent are not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.1 [Mutual Covenants Condition], Section 6.3(1) [Purchaser and Parent Representations and Warranties Condition] or Section 6.3(2) [Performance of Covenants by Purchaser and Parent Condition] not to be satisfied;

(b)	Change in Recommendation. Prior to obtaining the Required Shareholder Approval, if (i) the Board (and any relevant committee thereof) fails to unanimously recommend or withdraws, amends, modifies or qualifies, in a manner adverse to the Purchaser, or publicly proposes or states an intention to withdraw, amend, modify or qualify, in a manner adverse to the Purchaser, the Board Recommendation, (ii) the Board (or any relevant committee thereof) accepts, approves, endorses, recommends, or publicly proposes to accept, approve, endorse, recommend, any Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five (5) Business Days (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, beyond the third (3rd) Business Day prior to the date of the Meeting, as such Meeting may be adjourned in accordance with Section 5.4(5)), or (iii) the Board (or any relevant committee thereof) fails to publicly recommend or reaffirm the Board Recommendation within five (5) Business Days after having been requested in writing by the Purchaser, acting reasonably, to do so (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting, as such Meeting may be adjourned in accordance with Section 5.4(5)) (in each of the cases set forth in clause (i), (ii), or (iii), a “Change in Recommendation”);

(c)	Material Breach of Non-Solicit. Prior to obtaining the Required Shareholder Approval, the material breach by the Corporation, its Subsidiaries or their respective Representatives of any of the obligations set out in Article 5; or

(d)	Material Adverse Effect. Since the date of this Agreement, there has occurred a Material Adverse Effect which is incapable of being cured on or prior to the Outside Date,

provided that, in each case, the Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for the Party’s exercise of its termination right.

7.3	Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder or Representative of such Party) to the other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 2.10(3) [Articles of Arrangement and Effective Date], Section 4.6(4) [Personal Information] and Section 4.9 [Insurance and Indemnification] shall survive such termination; and (b) in the event of termination under Section 7.2, Section 4.5(3) [Confidentiality Agreement], Section 4.10 [Pre-Acquisition Reorganization], this Section 7.3 through to and including Section 8.14, Section 1.2 and all related definitions set forth in Section 1.1 shall survive, and no Party shall be relieved of any liability for any wilful breach by it of this Agreement or damages arising as a result of its fraud.

7.4	Expenses and Termination Fee

(1)	Except as expressly otherwise provided in this Agreement, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement and the transactions contemplated hereunder and thereunder, including all costs, expenses and fees of the Corporation incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)	For the purposes of this Agreement, “Termination Fee” means an amount equal to US$5,397,000.

(3)	For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:

(a)	by the Corporation pursuant to Section 7.2(3)(b) [Superior Proposal];

(b)	by the Purchaser pursuant to Section 7.2(4)(b) [Change in Recommendation];

(c)	by the Purchaser pursuant to Section 7.2(4)(c) [Material Breach of Non-Solicit];

(d)	by the Corporation or the Purchaser pursuant to Section 7.2(2)(a) [No Required Shareholder Approval] if, at the time of such termination, the Purchaser could have terminated this Agreement pursuant to Section 7.2(4)(b) [Change in Recommendation] or Section 7.2(4)(c) [Material Breach of Non-Solicit]; or

(e)	(x) by the Corporation or the Purchaser, as applicable, pursuant to Section 7.2(2)(a) [No Required Shareholder Approval] or Section 7.2(2)(c) [Occurrence of Outside Date], or (y) by the Purchaser due to a wilful breach on the part of the Corporation pursuant to Section 7.2(4)(a) [Breach of Representation or Warranty or Covenant by Corporation] but only if:

(i)	prior to such termination, a bona fide Acquisition Proposal is publicly made or publicly announced by any Person (other than the Purchaser, the Parent, any of their respective affiliates or any Representative of the foregoing) prior to the Meeting and such Acquisition Proposal has not been withdrawn at least five (5) Business Days prior to the Meeting (or, if earlier, prior to the time of the termination of this Agreement); and

(ii)	within twelve (12) months following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated or effected, or (B) the Corporation enters into a written definitive agreement (other than an Acceptable Confidentiality Agreement) providing for the consummation of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated or effected (whether or not within twelve (12) months after such termination), provided that, for the purposes of this Section 7.4(3)(e), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that all references to “20% or more” shall be deemed to be references to “50% or more”.

(4)	If a Termination Fee Event occurs, the Corporation shall pay the Termination Fee to the Purchaser (or as directed by the Purchaser) in consideration for the disposition of the Purchaser’s rights under this Agreement, by wire transfer of immediately available funds, as follows:

(a)	if the Termination Fee is payable pursuant to Section 7.4(3)(b) [Change in Recommendation] or Section 7.4(3)(c) [Material Breach of Non-Solicit] or Section 7.4(3)(d) [No Required Shareholder Approval], the Termination Fee shall be payable within two (2) Business Days following such termination;

(b)	if the Termination Fee is payable pursuant to Section 7.4(3)(a) [Superior Proposal], the Termination Fee shall be payable prior to or concurrently with such termination; and

(c)	if the Termination Fee is payable pursuant to Section 7.4(3)(e) [Acquisition Proposal Tail], the Termination Fee shall be payable within two (2) Business Days following the consummation or effectiveness of the Acquisition Proposal referred to in Section 7.4(3)(e)(ii).

(5)	For greater certainty, in no event shall the Corporation be obligated to pay the Termination Fee more than once.

(6)	For the avoidance of doubt, the Corporation will be entitled to deduct and withhold from the Termination Fee otherwise payable or otherwise deliverable under this Section 7.4 such amounts as the Corporation is required or reasonably believes it may be required to deduct and withhold from such fee under any provision of any Law in respect of Taxes. The Parties shall cooperate in good faith to obtain an exemption from or to otherwise reduce or eliminate any amount that would otherwise be required to be deducted or withheld. The Corporation shall use commercially reasonable efforts to provide the Purchaser with advance notice of any amounts it intends to withhold as soon as practicable. Any such amounts deducted or withheld will be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made; provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity in accordance with applicable Law.

(7)	The Corporation acknowledges that the agreements and payment amounts set forth in this Section 7.4 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Purchaser and the Parent would not enter into this Agreement, and that the payment amounts set forth in this Section 7.4 are payments in consideration for the disposition of the rights of the Party entitled to receive such payments under this Section 7.4 and represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damages and expenses, which the Purchaser or the Parent will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. The Corporation irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. If the Corporation fails to promptly pay or cause to be paid, as applicable, the fees due pursuant to this Section 7.4 when due, and in order to obtain such payment, the Purchaser or Parent commences a suit that results in a judgment against the Corporation for the amounts set forth in this Section 7.4 or any portion thereof, then the Corporation shall reimburse the Purchaser for all costs and expenses (including disbursements and reasonable legal fees) incurred in connection with the collection under and enforcement of this Section 7.4.

(8)	Subject to the Purchaser’s right to injunctive and other equitable relief or other form of specific performance in accordance with Section 8.5 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, in the event the Termination Fee is paid to the Purchaser in circumstances for which such fee is payable, such payment of the Termination Fee shall be the sole and exclusive remedy of the Purchaser and the Parent against the Corporation and any of its affiliates and any of their respective former, current or future directors, officers, employees, affiliates, partners, general or limited partners, shareholders, stockholders, equity holders, controlling persons, managers, members or agents (collectively, the “Corporation Related Parties”) for any loss suffered as a result of the failure of the Arrangement or the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform any obligations required to be performed under this Agreement or otherwise relating to or arising out of this Agreement or the Arrangement, and upon payment of such amount none of the Corporation Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Arrangement, and the Purchaser and the Parent shall not seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against any Corporation Related Parties in connection with this Agreement or the transactions contemplated by this Agreement, provided that (a) the payment of the Termination Fee shall not be in lieu of any damages or any other payment or remedy available in the event of any fraud or wilful breach by the Corporation of any of its obligations under this Agreement and (b) nothing in this Section 7.4(8) shall restrict or limit the Purchaser from seeking or obtaining costs, expenses or interest in accordance with Section 4.10(4) or Section 7.4(8).

Article 8
General Provisions

8.1	Amendments

(1)	This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, subject to the Plan of Arrangement, the Interim Order and the Final Order, without further notice to or authorization on the part of the Shareholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	waive compliance with or modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify conditions contained in this Agreement,

provided that no such amendment or waiver may reduce or materially adversely affect the Consideration to be received by Shareholders under the Arrangement or change the timing of payment, or the form of, the Consideration without their approval at the Meeting or, following the Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

(2)	Notwithstanding anything in this Agreement to the contrary, to the extent any amendments to any provision of this Section 8.1(2), Section 8.6(3), Section 8.11(3) or Section 8.13(2) (or, solely as they relate to such Section, the definitions of any terms used in such Sections) are adverse to the Debt Financing Sources, such provisions shall not be amended without the prior written consent of the Debt Financing Sources.

8.2	Notices

(1)	Any notice, or other communication given regarding the matters contemplated by this Agreement (each, a “Notice”) must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to the Purchaser or the Parent, at:

11100 Santa Monica Boulevard
Suite 800
Los Angeles, California, USA
90025

Attention:	Ananth Veluppillai
Email:	[Redacted – Personal Information]

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP
199 Bay St.

Suite 4000, Commerce Court West

Toronto, Ontario, M5L 1A9

Attention:	Evan Straight; Liam Churchill
Email:	[Redacted – Personal Information]

(b)	to the Corporation, at:

301 N. Cattleman Road, Suite 300
Sarasota, Florida, USA
34232

Attention:	Allan Brett
E-mail:	[Redacted – Personal Information]

with a copy to (which shall not constitute notice):

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario, M5H 2S7
Canada

Attention:	Michael Partridge
Email:	[Redacted – Personal Information]

(2)	Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by nationally recognized overnight courier service, on the next Business Day or (iii) if sent by electronic mail, upon confirmation of receipt by the recipient if it is a Business Day and confirmation was received prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day (provided in the case of email that no “bounceback” or notice of non-delivery is received by the sender within thirty (30) minutes of the time of sending). A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s external legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to external legal counsel does not invalidate delivery of that notice or other communication to a Party.

8.3	Time is of the Essence

Time is of the essence in this Agreement.

8.4	Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

8.5	Injunctive Relief

(1)	The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed (and further agreed not to take any contrary position in any litigation concerning this Agreement) that the Parties shall be entitled to specific performance of the terms of this Agreement and an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of this Agreement or the obligations of the Parties to consummate the Arrangement in accordance with the provisions of this Agreement, and to enforce compliance with, or performance of, the terms of this Agreement without any requirement for (a) proof of damages or (b) the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. The rights set forth in this Section 8.5, including rights of specific performance and enforcement, are in addition to any other remedy to which the Parties may be entitled at Law or in equity, subject to Section 7.4(7) and Section 7.4(8). None of the Parties shall object to the granting of injunctive relief, specific performance or other equitable relief on the basis that there exists an adequate remedy at law and each Party agrees not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason.

(2)	For the avoidance of doubt, and notwithstanding anything in this Agreement to the contrary, the Purchaser may concurrently pursue both (a) a grant of specific performance or injunctive relief with respect to the Corporation’s obligations to consummate the transactions contemplated by this Agreement to the extent permitted by this Section 8.5 and (b) the payment of the Termination Fee pursuant to Section 7.4(4); provided that under no circumstances shall the Purchaser be entitled to receive both (x) a grant of specific performance or injunctive relief with respect to the Corporation’s obligation to consummate the transactions contemplated by this Agreement to the extent permitted by this Section 8.5 and (y) the payment of the Termination Fee pursuant to Section 7.4(4).

(3)	The Parties further agree that (a) by seeking the remedies provided for in this Section 8.5, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement (including monetary damages), and (b) nothing set forth in this Section 8.5 shall require any Party hereto to institute any Proceeding for (or limit any Party’s right to institute any Proceeding for) specific performance under this Section 8.5 prior or as a condition to exercising any termination right under this Agreement (and/or receipt of any amounts due in connection with such termination), nor shall the commencement of any legal Proceeding pursuant to this Section 8.5 or anything set forth in this Section 8.5 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms hereof, or pursue any other remedies under this Agreement that may be available then or thereafter.

(4)	If, prior to the Outside Date, any Party brings any action in accordance with this Section 8.5 to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended (a) for the period during which such action is pending, plus twenty (20) Business Days, or (b) by such other time period established by the court presiding over such action, as the case may be.

8.6	Third Party Beneficiaries

(1)	The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum, except as provided in Section 2.8(3) [Tax Deductions], Section 4.9 [Insurance and Indemnification], Section 4.10 [Pre-Acquisition Reorganization], Section 7.4(8) [Corporation Related Parties] and Section 8.13 [No Liability] (such third Persons referred to in this Section 8.6(1), the “Third Party Beneficiaries”) which, without limiting their terms, are intended as stipulations for the irrevocable benefit of, and shall be enforceable by, the Third Party Beneficiaries.

(2)	Despite the foregoing, the Parties acknowledge to each of the Third Party Beneficiaries their direct rights against the applicable Party under the Sections indicated in Section 8.6(1), which are intended for the benefit of, and shall be enforceable by, each Third Party Beneficiary, his, her or their heirs and legal Representatives, and, in respect of the Third Party Beneficiaries identified as being entitled to indemnification under Section 4.9 [Insurance and Indemnification] and Section 4.10 [Pre-Acquisition Reorganization], the Corporation confirms that it is acting as agent on their behalf, and agrees to enforce such provisions on their behalf.

(3)	Notwithstanding anything in this Agreement to the contrary, the Debt Financing Sources shall be express Third Party Beneficiaries of, and may enforce, any of the provisions contained in this Section 8.6(3), Section 8.11(3) or Section 8.13(2).

8.7	Waiver

Any Party may: (a) extend the time for the performance of any of the obligations or acts of the other Party; (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein; or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that (i) no waiver shall constitute a waiver of any other provision, whether or not similar, (ii) any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the Party to be bound by the waiver and, (iii) unless otherwise provided in the written waiver, such waiver will be limited to the specific breach or condition waived. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right, and a single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

8.8	Entire Agreement

This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no other representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matters of this Agreement or the Confidentiality Agreement, except as expressly provided herein and therein. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement. Except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder.

8.9	Successors and Assigns

(1)	This Agreement becomes effective only when executed by each of the Parties. After that time, it will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties. Notwithstanding the foregoing, the Corporation agrees that the Purchaser and the Parent may assign all or any portion of their respective rights and obligations under this Agreement to (a) any of their respective affiliates which agree to be bound by the applicable covenants of the Purchaser or the Parent contained herein, as applicable, and comply with the applicable provisions of this Agreement, provided that (i) no such assignment shall relieve the Purchaser or the Parent of their respective obligations hereunder and the Purchaser and the Parent shall continue to be fully liable as primary obligors, on a joint and several basis with any such assignee, to the Corporation for any default in performance by the assignee of the Purchaser’s or the Parent’s obligations hereunder, and (ii) no such assignment would or would reasonably be expected to delay, impair or prevent the consummation of the transactions contemplated hereby or would require any additional regulatory filings or any additional material third-party consents; and (b) to any Debt Financing Source pursuant to the terms of the Debt Financing for purposes of creating a Lien herein or otherwise assigning as collateral in respect of the Debt Financing; provided, however, that no such assignment shall relieve the Purchaser or the Parent of their respective obligations hereunder.

8.10	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.11	Governing Law

(1)	This Agreement will be governed by, interpreted and enforced in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

(3)	Notwithstanding anything herein to the contrary, the Corporation, on behalf of itself and its Subsidiaries, and affiliates, (a) agrees that it will not bring or support any action of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the courts situated in the City of Los Angeles in the State of California or the courts of the United States located in the City of Los Angeles in the State of California; (b) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts; (c) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 8.2 shall be effective service of process against it for any such action brought in any such court; (d) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court; (e) agrees that all claims or causes of action, whether in Law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way relating to the Debt Financing shall be exclusively governed by, and construed in accordance with, the Laws of the State of California, without giving effect to any principle of conflict of law that would require or permit the application of the Laws of another jurisdiction; and (f) agrees that a final, non-appealable judgment in any such action by a court of competent jurisdiction shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

8.12	Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

8.13	No Liability

(1)	This Agreement may only be enforced against, and any proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, shareholder (or equivalent), equityholder, controlling person, affiliate, agent, attorney or other representative of any Party or any of their successors or permitted assigns or any director, officer, employee, incorporator, manager, member, general or limited partner, shareholder, equityholder, controlling person, affiliate, agent, attorney or other representative of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability whatsoever (whether in contract, in tort or otherwise) to the Corporation or any of its affiliates under this Agreement or the transactions contemplated hereby. Without limiting the rights of any Party to this Agreement against any other Party, in no event shall the Purchaser, the Corporation or any of their respective affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

(2)	In no event shall the Corporation be entitled to directly or indirectly seek the remedy of specific performance of this Agreement against any Debt Financing Source in its capacity as a lender, investor, arranger or purchaser in connection with the Debt Financing. The Corporation further agrees that it shall not, and shall cause its affiliates not to, bring or support any action of any kind or description, whether at Law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way relating to this Agreement or the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing. No Debt Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.

8.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by e-mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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IN WITNESS WHEREOF the Parties have executed this Agreement.

1001755979 ONTARIO INC.

Per:	(signed) “Bryant Riley”
	Name:	Bryant Riley
	Title:	Authorized Signatory

BRC GROUP HOLDINGS, INC.

Per:	(signed) “Bryant Riley”
	Name:	Bryant Riley
	Title:	Chairman, Co-CEO

SANGOMA TECHNOLOGIES CORPORATION

Per:	(signed) “Charles Salameh”
	Name:	Charles Salameh
	Title:	Authorized Signatory

Schedule A

PLAN OF ARRANGEMENT

UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

Article 1
Interpretation

1.1	Definitions

Unless indicated otherwise, capitalized terms that are used in this Plan of Arrangement but not defined herein shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means the arrangement under Section 182 of the OBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and Section 5.1, in accordance with the terms of the Interim Order (once issued), or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated September 28, 2026 among the Parent, the Purchaser and the Corporation (including the schedules thereto), as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement of the Corporation in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Corporation and the Purchaser, each acting reasonably.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Los Angeles, California.

“Cash Consideration” means US$4.925 per Corporation Share, payable in cash as provided herein.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Consideration” means the aggregate of (a) the Cash Consideration and (b) the Share Consideration to be paid or issued in respect of each Corporation Share as provided herein.

Sch. A-1

“Consideration Value” means US$5.225 in respect of each Corporation Share.

“Corporation” means Sangoma Technologies Corporation.

“Corporation DSUs” means any outstanding deferred share units of the Corporation issued pursuant to the Omnibus Equity Incentive Plan.

“Corporation Legacy Options” means any outstanding options to purchase Corporation Shares issued pursuant to the Legacy Option Plan.

“Corporation Options” means any outstanding options to purchase Corporation Shares issued pursuant to the Omnibus Equity Incentive Plan.

“Corporation PSUs” means any outstanding performance share units of the Corporation issued pursuant to the Omnibus Equity Incentive Plan.

“Corporation RSUs” means any outstanding restricted share units of the Corporation issued pursuant to the Omnibus Equity Incentive Plan.

“Corporation Shares” means the common shares in the capital of the Corporation.

“Court” means the Ontario Superior Court of Justice (Commercial List) in the City of Toronto.

“Depositary” means such Person as the Corporation may appoint to act as depositary in respect of the Arrangement, with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Holder” means a registered holder of Corporation Shares as of the record date of the Meeting who: (i) has validly exercised his, her or its Dissent Rights; and (ii) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“DSU Agreement” means an agreement evidencing the terms of any Corporation DSU.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement, provided that in no event shall the Effective Date occur prior to January 1, 2027.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Final Order” means the final order of the Court under Section 182 of the OBCA in a form acceptable to the Corporation and the Purchaser, each acting reasonably, as contemplated by Section 2.6 of the Arrangement Agreement, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Purchaser, each acting reasonably) at any time prior to the Effective Date.

Sch. A-2

“Governmental Entity” means: (i) any applicable international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body (public or private), commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any political subdivision, agent or authority of any of the foregoing, to the extent that the rules, regulations, or orders of such Person have such force of Law; (iii) any quasi-governmental or private body including any tribunal, commission, regulatory agency or authority or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any Securities Authority or stock exchange, including the TSX and NASDAQ.

“Incentive Award Agreements” means, collectively, the DSU Agreements, the PSU Agreements and the RSU Agreements.

“Incentive Securities” means, collectively, the Corporation Options, the Corporation Legacy Options, the Corporation DSUs, the Corporation PSUs and the Corporation RSUs.

“Interim Order” means the interim order of the Court under Section 182 of the OBCA in a form acceptable to the Corporation and the Purchaser, each acting reasonably, as contemplated by Section 2.2 of the Arrangement Agreement, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Corporation and the Purchaser, each acting reasonably.

“Legacy Option Plan” means the share option plan of the Corporation approved on June 12, 1998.

“Letter of Transmittal” means the letter of transmittal sent to Shareholders for use in connection with the Arrangement.

“OBCA” means the Business Corporations Act (Ontario).

“Omnibus Equity Incentive Plan” means the omnibus equity incentive plan of the Corporation adopted on December 13, 2022 and as amended and restated on December 6, 2025, as same may be further amended, modified or supplemented from time to time in accordance with its terms.

“Option Agreement” means an agreement evidencing the terms of any Corporation Option or Corporation Legacy Option.

“Parent” means BRC Group Holdings, Inc.

“Parent Shares” means the common stock having a par value $0.0001 in the capital of the Parent.

“Parties” means the Purchaser, the Parent and the Corporation and “Party” means any one of them.

“Person” includes any individual, partnership, limited partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

Sch. A-3

“Plan of Arrangement” means this plan of arrangement proposed under Section 182 of the OBCA, and any amendments or variations made in accordance with the terms of the Arrangement Agreement and Section 5.1, in accordance with the terms of the Interim Order (once issued), or made at the direction of the Court in the Final Order with the prior written consent of the Corporation and the Purchaser, each acting reasonably.

“PSU Agreement” means an agreement evidencing the terms of any Corporation PSU.

“Purchaser” means 1001755979 Ontario Inc.

“RSU Agreement” means an agreement evidencing the terms of any Corporation RSU.

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.

“Securities Authority” means the Ontario Securities Commission and any other applicable securities commission or regulatory authority of a province or territory of Canada or any other jurisdiction with authority in respect of the Parties and/or the Subsidiaries, including the U.S. Securities Commission.

“Securityholders” means, collectively, the Shareholders and the holders of Incentive Securities.

“Share Consideration” means, in respect of each Corporation Share, 0.04767 of a Parent Share.

“Shareholders” means the registered and/or beneficial holders of Corporation Shares, as the context requires.

“Tax Act” means the Income Tax Act (Canada).

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute.

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“U.S. Securities Commission” means the United States Securities and Exchange Commission.

“U.S. Securities Laws” means, collectively, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations of the U.S. Securities Commission.

1.2	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars, $ or US$ are references to U.S. dollars.

Sch. A-4

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number also include the plural and vice versa.

(4)	Certain Phrases and References, etc. The words “including,” “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of,” “the total of,” “the sum of,” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms “Plan of Arrangement,” “hereof,” “herein” and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

(5)	Statutes. Any reference to a statute refers to such statute and all rules, regulations and binding guidance made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)	Computation of Time. For purposes of this Plan of Arrangement, a period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time herein or in any Letter of Transmittal are to local time, Toronto, Ontario.

Article 2
The Arrangement

2.1	Arrangement

This Plan of Arrangement constitutes an arrangement under Section 182 of the OBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. If there are any inconsistencies or conflict between this Plan of Arrangement and the Arrangement Agreement, the terms of this Plan of Arrangement shall govern.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement will, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, become effective, and be binding on the Corporation, the Purchaser, all Securityholders (including Dissenting Holders), any agent or transfer agent therefor, the Depositary and all other Persons at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

Sch. A-5

2.3	Arrangement

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at one (1) minute intervals starting at the Effective Time:

(1)	each Corporation DSU, Corporation PSU and Corporation RSU, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Omnibus Equity Incentive Plan or any applicable Incentive Award Agreement in relation thereto, shall be, without any further action by or on behalf of the holder of such Corporation DSU, Corporation PSU and/or Corporation RSU, cancelled and terminated in exchange for, subject to Section 4.5, a cash payment (without interest) from the Corporation equal to the Consideration Value multiplied by the number of Corporation Shares subject to the applicable Corporation DSU, Corporation PSU and Corporation RSU (with the number of Corporation Shares subject to each Corporation PSU determined based on achievement of all applicable Performance Goals (as such term is defined in the Omnibus Equity Incentive Plan) at 100% of their applicable target) and, with respect to each Corporation DSU, Corporation PSU and Corporation RSU that is cancelled and terminated pursuant to this Section 2.3(1), as of the effective time of such cancellation and termination: (A) the holder thereof shall cease to be the holder of such Corporation DSU, Corporation PSU or Corporation RSU; (B) the holder thereof shall cease to have any rights as a holder in respect of such Corporation DSU, Corporation PSU or Corporation RSU, or under the Omnibus Equity Incentive Plan or the relevant Incentive Award Agreement, as applicable, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(1); (C) such holder’s name shall be removed from the applicable register; and (D) all agreements, grants and similar instruments relating thereto shall be cancelled and terminated;

(2)	each Corporation Legacy Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Legacy Option Plan or any relevant Option Agreement in relation thereto, as applicable, shall be, without any further action by or on behalf of the holder of such Corporation Legacy Option, deemed unconditionally vested and exercisable and surrendered and transferred by the holder thereof to the Corporation in exchange for, subject to Section 4.5, a cash payment (without interest) from the Corporation equal to the amount (if any) by which the Consideration Value exceeds the exercise price of such Corporation Legacy Option multiplied by the number of Corporation Shares subject to such Corporation Legacy Option, and each such Corporation Legacy Option shall immediately be cancelled and terminated and, where such amount is zero or a negative number for any such Corporation Legacy Option, such Corporation Legacy Option shall be cancelled without any consideration and, with respect to each Corporation Legacy Option that is surrendered and transferred pursuant to this Section 2.3(2), as of the effective time of such surrender and transfer: (A) the holder thereof shall cease to be the holder of such Corporation Legacy Option; (B) the holder thereof shall cease to have any rights as a holder in respect of such Corporation Legacy Option, or under the Legacy Option Plan or any relevant Option Agreement, as applicable, other than the right to receive the consideration, if any, to which such holder is entitled pursuant to this Section 2.3(2); (C) such holder’s name shall be removed from the applicable register; and (D) all agreements, grants and similar instruments relating thereto, including the Legacy Option Plan, shall be cancelled and terminated;

Sch. A-6

(3)	each Corporation Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, notwithstanding the terms of the Omnibus Equity Incentive Plan or any relevant Option Agreement in relation thereto, as applicable, shall be, without any further action by or on behalf of the holder of such Corporation Option, deemed unconditionally vested and exercisable and surrendered and transferred by the holder thereof to the Corporation in exchange for, subject to Section 4.5, a cash payment (without interest) from the Corporation equal to the amount (if any) by which the Consideration Value exceeds the exercise price of such Corporation Option multiplied by the number of Corporation Shares subject to such Corporation Option, and each such Corporation Option shall immediately be cancelled and terminated and, where such amount is zero or a negative number for any such Corporation Option, such Corporation Option shall be cancelled without any consideration and, with respect to each Corporation Option that is surrendered and transferred pursuant to this Section 2.3(3), as of the effective time of such surrender and transfer: (A) the holder thereof shall cease to be the holder of such Corporation Option; (B) the holder thereof shall cease to have any rights as a holder in respect of such Corporation Option, or under the Omnibus Equity Incentive Plan or any relevant Option Agreement, as applicable, other than the right to receive the consideration, if any, to which such holder is entitled pursuant to this Section 2.3(3); (C) such holder’s name shall be removed from the applicable register; and (D) all agreements, grants and similar instruments relating thereto, including the Omnibus Equity Incentive Plan, shall be cancelled and terminated;

(4)	simultaneously with Section 2.3(5), each outstanding Corporation Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens) in consideration for a debt claim against the Purchaser for the amount determined under Section 3.1(2)(a), and at the effective time of such deemed transfer:

(a)	such Dissenting Holder shall cease to have any rights as a Shareholder other than the right to be paid the fair value of its Corporation Shares by the Purchaser in accordance with Article 3;

(b)	the name of such holder shall be removed from the register of holders of Corporation Shares maintained by or on behalf of the Corporation; and

(c)	the Purchaser shall be recorded on the register of holders of Corporation Shares maintained by or on behalf of the Corporation as the holder of the Corporation Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens); and

Sch. A-7

(5)	simultaneously with Section 2.3(4), each outstanding Corporation Share (other than Corporation Shares held by any Dissenting Holder in respect of which Dissent Rights have been validly exercised, but including Corporation Shares held by a holder described in Section 3.1(2)(b)) shall be transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the Consideration, subject to Section 4.5, and at the effective time of such transfer:

(a)	the holder of such Corporation Share shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Corporation Share;

(b)	the holder of such Corporation Share shall cease to have any rights as a holder of Corporation Shares other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(c)	the name of such holder shall be removed from the register of holders of Corporation Shares maintained by or on behalf of the Corporation; and

(d)	the Purchaser shall be recorded on the register of holders of Corporation Shares maintained by or on behalf of the Corporation as the holder of the Corporation Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens).

2.4	Dividends and Distributions

If, on or after the date of the Arrangement Agreement, the Corporation sets a record date for any dividend or other distribution on the Corporation Shares that is prior to the Effective Date or the Corporation pays any dividend or other distribution on the Corporation Shares prior to the Effective Time, then, and without limitation to any other rights of the Purchaser under the Arrangement Agreement or this Plan of Arrangement: (1) to the extent that the amount of such dividends or distributions per Corporation Share does not exceed the Cash Consideration per Corporation Share, the Cash Consideration per Corporation Share shall be reduced by the amount of such dividends or distributions; and (2) to the extent that the amount of such dividends or distributions per Corporation Share exceeds the Cash Consideration per Corporation Share, such excess amount shall be placed in escrow for the account of the Purchaser or another Person designated by the Purchaser.

2.5	Rounding of Cash Amounts

If the aggregate cash amount which a Shareholder or a holder of Incentive Securities is entitled to receive pursuant to this Arrangement would otherwise include a fraction of US$0.01, then the aggregate cash amount to which such Person shall be entitled to receive shall be rounded up to the nearest whole US$0.01, except that any aggregate cash amount payable in respect of Corporation Options shall be rounded down to the nearest whole US$0.01. The aggregate cash amount payable to any Person pursuant to this Plan of Arrangement, as determined by the Purchaser, shall be conclusive and binding on such Person and shall not be subject to dispute or challenge.

Sch. A-8

Article 3
Dissent Rights

3.1	Dissent Rights

(1)	Registered holders of Corporation Shares as of the record date of the Meeting may exercise dissent rights with respect to the Corporation Shares held by such Shareholder as of such date (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by the Interim Order, Final Order and this Section 3.1; provided that notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by the Corporation at its registered office no later than 5:00 p.m. (Toronto time) two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(2)	Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Corporation Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(4) and, if they:

(a)	are ultimately entitled to be paid fair value for such Corporation Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(4)); (ii) shall be entitled to be paid the fair value of such Corporation Shares by the Purchaser (less any amounts withheld pursuant to Section 4.5) which fair value shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Corporation Shares; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for such Corporation Shares, shall be deemed to have participated in the Arrangement on the same basis as Shareholders who have not exercised Dissent Rights in respect of such Corporation Shares and shall be entitled to receive only the Consideration per Corporation Share to which holders of Corporation Shares who have not exercised Dissent Rights are entitled to receive under Section 2.3(5) hereof (less any amounts withheld pursuant to Section 4.5).

3.2	Recognition of Dissenting Holders

(1)	In no case shall the Corporation, the Purchaser, the Parent or any other Person be required to recognize a Person exercising Dissent Rights as the holder of any Corporation Share in respect of which Dissent Rights have been validly exercised unless such Person (i) is the registered holder of the Corporation Shares in respect of which such rights are sought to be exercised as of the record date for the Meeting and as of the deadline for exercising such Dissent Rights; (ii) has not voted or instructed a proxyholder to vote such Corporation Shares in favour of the Arrangement Resolution; and (iii) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time.

Sch. A-9

(2)	In no case shall the Corporation, the Purchaser, the Parent or any other Person be required to recognize any Shareholder who exercises Dissent Rights as a Shareholder after the time at which the transactions contemplated in Sections 2.3(4) and 2.3(5) take place.

(3)	Shareholders who withdraw, or are deemed to withdraw, their exercise of Dissent Rights prior to the Effective Time shall be deemed to participate in the Arrangement and shall be entitled to receive the Consideration per Corporation Share to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(5) hereof (less any amounts withheld pursuant to Section 4.5).

(4)	In addition to any other restrictions under Section 185 of the OBCA, none of the following shall be entitled to Dissent Rights: (a) holders of Corporation DSUs, Corporation PSUs, Corporation RSUs, Corporation Legacy Options or Corporation Options; and (b) Shareholders who vote or have instructed a proxyholder to vote their Corporation Shares in favour of the Arrangement Resolution.

Article 4
Certificates and Payments

4.1	Payment of Consideration

(1)	Prior to the filing of the Articles of Arrangement, the Purchaser or the Parent shall deposit, or arrange to be deposited: (a) for the benefit of the Shareholders (other than the Dissenting Holders), cash with the Depositary in the aggregate amount equal to the aggregate Cash Consideration in respect thereof required to be paid by the Purchaser for the Corporation Shares pursuant to Section 2.3(5) (other than Corporation Shares held by holders described in Section 3.1(2)(b)), which cash will be held by the Depositary in escrow as agent and nominee of the Purchaser until completion of the steps described in Section 2.3(5), at which time the Purchaser will have satisfied its obligation to pay such aggregate Cash Consideration to such holders and such cash will be held by the Depositary solely for the benefit of and as agent and nominee for such former Shareholders for distribution thereto pursuant to this Article 4, but in all cases subject to Section 4.5; and (b) for the benefit of the holders of Corporation DSUs, Corporation PSUs, Corporation RSUs, Corporation Legacy Options or Corporation Options, as applicable, with the Corporation as a non-interest bearing loan to the Corporation, sufficient cash to pay the aggregate amount of cash payable by the Corporation to holders of Corporation DSUs, Corporation PSUs, Corporation RSUs, Corporation Legacy Options or Corporation Options in accordance with this Plan of Arrangement (including, for greater certainty, any Taxes required under Law to be withheld and remitted in respect thereof, which shall reduce the amounts to be paid to such holders), in each case in accordance with Section 2.3, which cash will be held by the Corporation as agent and nominee for the Purchaser until the Effective Time, at which time the Corporation will hold such cash for its own account (and the non-interest bearing loan(s) from the Purchaser will arise) until the completion of the steps described in Section 2.3(1), Section 2.3(2) and Section 2.3(3), and at the time of each respective step, the Corporation will have satisfied its obligation to pay the required amounts to the applicable former holders of Incentive Securities and the cash will be held by the Corporation solely for the benefit of and as agent and nominee for the applicable former holders of Incentive Securities. The cash deposited with the Depositary by or on behalf of the Purchaser shall be held in a non-interest-bearing account.

Sch. A-10

(2)	Prior to the filing of the Articles of Arrangement, the Parent shall deposit or cause to be deposited with the Depositary evidence of the Parent Shares that the Shareholders are entitled to receive pursuant to Section 2.3(5) in book-entry form, to be held by the Depositary as agent and nominee for the Shareholders for distribution in accordance with Section 4.1(3) below.

(3)	Subject to delivery to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Corporation Shares transferred pursuant to Section 2.3(5) (if applicable) and a duly completed and executed Letter of Transmittal, together with such additional documents and instruments as the Depositary may reasonably require, each former Shareholder (other than the Dissenting Holders), shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, in each case, less any amounts withheld pursuant to Section 4.5, (a) the number of Parent Shares to which such holder is entitled to receive under the Arrangement; and (b) the Cash Consideration to which such holder is entitled to receive under the Arrangement.

(4)	Following the Effective Time, with the Corporation’s next regular payroll date following the Closing, the Corporation shall deliver to each former holder of Corporation Legacy Options, Corporation Options, Corporation DSUs, Corporation PSUs and Corporation RSUs, as reflected on the register maintained by or on behalf of the Corporation in respect of the Corporation Legacy Options, Corporation Options, Corporation DSUs, Corporation PSUs and Corporation RSUs, through the payroll or equity plan management systems of the Corporation and its Subsidiaries and in a manner consistent with how such individuals otherwise receive payments from the Corporation, (or in such other manner as the Corporation and the Purchaser may agree with respect to the timing and manner of such delivery that is consistent with the Omnibus Equity Incentive Plan or Legacy Option Plan, as applicable, and applicable award agreements, but in any event in readily available funds), the payment, if any, which such holder of Corporation Legacy Options, Corporation Options, Corporation DSUs, Corporation PSUs and/or Corporation RSUs has the right to receive pursuant to Section 2.3(1), Section 2.3(2), or Section 2.3(3), as applicable, for each such Corporation Legacy Option, Corporation Option, Corporation DSU, Corporation PSU and/or Corporation RSU, less any amount withheld pursuant to Section 4.5.

(5)	Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Corporation Shares (other than Corporation Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) shall be deemed after the time at which the transactions contemplated in Section 2.3(5) take place to represent only the right to receive upon such surrender the Consideration in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.5, provided that any such certificate formerly representing such Corporation Shares not duly surrendered on or before the fourth (4th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in the Corporation, the Purchaser or the Parent. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

Sch. A-11

(6)	Any payment made by way of cheque by the Depositary (or the Corporation, if applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Corporation) or that otherwise remains unclaimed, in each case, on or before the third (3rd) anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the third (3rd) anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder to receive such payment in respect of Corporation Shares, Corporation Legacy Options, Corporation Options, Corporation DSUs, Corporation PSUs or Corporation RSUs in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Corporation, as applicable, for no consideration.

(7)	No holder of Corporation Shares, Corporation Legacy Options, Corporation Options, Corporation DSUs, Corporation PSUs or Corporation RSUs shall be entitled to receive any consideration with respect to such Corporation Shares, Corporation Legacy Options, Corporation Options, Corporation DSUs, Corporation PSUs or Corporation RSUs other than, subject to Section 4.5, any cash payment or Parent Share issuance to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1. No dividend or other distribution declared or made after the Effective Time with respect to Corporation Shares with a record date after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Corporation Shares.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more Corporation Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the share register maintained by or on behalf of the Corporation, the Depositary shall issue in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) representing the cash amount to which such holder is entitled to receive for such Corporation Shares under this Plan of Arrangement in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Corporation and the Purchaser in a manner satisfactory to the Corporation and the Purchaser (each acting reasonably) against any claim that may be made against the Corporation or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Sch. A-12

4.3	Deemed Fully Paid and Non-Assessable Shares

All Parent Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes.

4.4	No Fractional Parent Shares

No fractional Parent Shares shall be issued to former Shareholders in connection with this Plan of Arrangement. The number of Parent Shares to be issued to former Shareholders shall be rounded down to the nearest whole Parent Share in the event that a former Shareholder would otherwise be entitled to a fractional share. No compensation will be paid to a former Shareholder in respect of such fractional Parent Share.

4.5	Withholding Rights

(1)	Notwithstanding anything to the contrary in the Arrangement Agreement or in this Plan of Arrangement, each of the Corporation, the Purchaser, the Depositary and any other Person that makes a payment in connection with this Plan of Arrangement, as applicable, shall be entitled to deduct and withhold, or direct any other Person to deduct or withhold on their behalf, from any amount otherwise payable or deliverable to any Person in connection with this Plan of Arrangement (including any amounts payable to Shareholders exercising Dissent Rights, and dividends and other amounts otherwise payable to any former Shareholders or holders of Incentive Securities), such amounts as are required or as it reasonably determines are required to be deducted and withheld with respect to such payment or delivery under the Tax Act or any provision of any other Law in respect of Taxes, and shall timely remit such withheld amount to the appropriate Governmental Entity. The Purchaser shall use commercially reasonable efforts to provide the Corporation with advance notice of any amounts it intends to withhold as soon as practicable. Any such amounts deducted or withheld will be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made; provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity in accordance with applicable Law.

(2)	To the extent that the amount required to be deducted or withheld from any payment to any holder or former holder of Corporation Shares exceeds the cash component of the Consideration otherwise payable to such holder, the Corporation, the Purchaser, the Depositary or other Person, as applicable, may sell or otherwise dispose of such portion of the Consideration or other amount otherwise payable to such holder or former holder in the form of Parent Shares as is necessary to provide sufficient funds (after deducting reasonable commissions payable and other reasonable costs and expenses) to enable the Corporation, the Purchaser, the Depositary or other Person, as applicable, to comply with such deduction and/or withholding requirements, and the Corporation, the Purchaser, the Depositary or other Person, as applicable, shall notify such holder or former holder, as applicable, and timely remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be promptly paid to such holder or former holder, as applicable. Any such sale will be made in accordance with applicable Laws and at prevailing market prices, and the Corporation, the Purchaser, the Depositary or other Person, as applicable, shall not be under any obligation to obtain a particular price, or indemnify any Person, in respect of a particular price, for the portion of the Parent Shares or other securities, as applicable, so sold. None of the Corporation, the Purchaser, the Depositary or other Person will be liable for any loss arising out of any sale arising under this Section 4.5.

Sch. A-13

4.6	No Liens

Any exchange or transfer of securities in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind (including under U.S. Securities Laws or otherwise).

4.7	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Corporation Shares, Corporation DSUs, Corporation PSUs, Corporation RSUs, Corporation Legacy Options and Corporation Options issued or outstanding prior to the Effective Time; (b) the rights and obligations of the Securityholders, the Corporation, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Corporation Shares, Corporation DSUs, Corporation PSUs, Corporation RSUs, Corporation Legacy Options or Corporation Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

4.8	U.S. Securities Law Matters

Notwithstanding any provision herein to the contrary, the Corporation, the Purchaser and the Parent agree that this Plan of Arrangement will be carried out with the intention that all Parent Shares to be issued to Persons in the United States as Share Consideration in accordance with this Plan of Arrangement shall be exempt from the registration requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption and under all other applicable U.S. Securities Laws in reliance upon similar exemptions under such laws, and shall be issued pursuant to the terms, conditions and procedures set forth in the Arrangement Agremeent.

Article 5
Amendments

5.1	Amendments

(1)	The Corporation, the Purchaser and the Parent may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by the Corporation, the Purchaser and the Parent, each acting reasonably; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to the Securityholders if and as required by the Court.

Sch. A-14

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation, the Purchaser or the Parent at any time prior to the Meeting (provided that the Corporation, the Purchaser or the Parent, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if: (i) it is consented to in writing by each of the Corporation, the Purchaser and the Parent (in each case, acting reasonably); and (ii) if required by the Court, approved by the Shareholders in the manner directed by the Court.

(4)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that it concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any Securityholder.

(5)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser or Parent, provided that it concerns a matter which, in the reasonable opinion of the Purchaser or Parent, is of an administrative nature required to better give effect to the administrative implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Securityholder.

(6)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

Article 6
Further Assurances

6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document, give effect to or evidence any of the transactions or events set out in this Plan of Arrangement or otherwise to carry out the full intent and meaning of this Plan of Arrangement.

Sch. A-15

Schedule B
Arrangement Resolution

BE IT RESOLVED THAT:

(a)	The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) of Sangoma Technologies Corporation (the “Corporation”), as more particularly described and set forth in the management proxy circular of the Corporation (the “Circular”) dated [●], 2026, accompanying the notice of this meeting, and as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement dated September 28, 2026 between BRC Group Holdings, Inc., 1001755979 Ontario Inc. and the Corporation (as it may from time to time be amended, modified or supplemented, the “Arrangement Agreement”), is hereby authorized, approved and adopted.

(b)	The plan of arrangement of the Corporation (as it may be amended, modified or supplemented in accordance with its terms and the terms of the Arrangement Agreement, the “Plan of Arrangement”), the full text of which is set out in Appendix [●] to the Circular, is hereby authorized, approved and adopted.

(c)	The Arrangement Agreement and related transactions, the actions of the directors of the Corporation in approving the Arrangement Agreement, the actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto, as well as the Corporation’s application for an interim order from the Superior Court of Ontario, are hereby ratified and approved.

(d)	The Corporation is hereby authorized to apply for a final order from the Superior Court of Ontario to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

(e)	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Superior Court of Ontario, the directors of the Corporation are hereby authorized and empowered to, at their discretion, without notice to or approval of the shareholders of the Corporation: (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

(f)	Any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver for filing with the Director under the OBCA articles of arrangement and such other documents as may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

(g)	Any officer or director of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

Sch. B-1

Schedule C
Representations and Warranties of the Corporation

1.	Organization and Qualification

The Corporation is a corporation duly incorporated and validly existing under the laws of the Province of Ontario and has all requisite corporate power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. The Corporation is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification, licensing or registration necessary, except in each case as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The Corporation has made available to the Purchaser true, complete and correct copies of the Corporation’s Constating Documents and such documents are in full force and effect.

2.	Corporate Authorization

The Corporation has the requisite corporate power and authority to enter into this Agreement and (subject to obtaining the Required Shareholder Approval and approval of the Court) to perform its obligations under this Agreement. The execution, delivery and performance by the Corporation of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Corporation and no other corporate proceedings on the part of the Corporation are necessary to authorize the execution, delivery and performance by the Corporation of its obligations under this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than approval of the Circular and calling of the Meeting by the Board, receipt of the Required Shareholder Approval, the Interim Order, and the Final Order.

3.	Execution and Binding Obligation

This Agreement has been duly executed and delivered by the Corporation, and (assuming due authorization, execution and delivery by the Purchaser and the Parent) constitutes a legal, valid and binding agreement of the Corporation enforceable against it in accordance with its terms subject only to (a) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally and (b) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

Sch. C-1

4.	Governmental Authorization

The execution, delivery and performance by the Corporation of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity by the Corporation or any of its Subsidiaries other than: (a) the Interim Order and any filings required in order to obtain, and approvals required by, the Interim Order; (b) the Final Order, and any filings required in order to obtain the Final Order; (c) filings with the Director under the OBCA; (d) filings with Securities Authorities, the TSX and/or NASDAQ; (e) all consents from, or registrations, declarations, notices or filings made to or with, the Federal Communications Commission, state public service commission or public utility commissions, or similar regulatory bodies as are specifically required in order to effect the transfer of control of the Corporation and each of its Subsidiaries’ holding Communications Permits or as are otherwise necessary to consummate and make effective the Arrangement, which are listed in Schedule C 4 of the Disclosure Letter; and (f) any other consents, waivers, approvals, actions or filings or notifications the absence of which (i) if not taken or made, would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or be expected to prevent or impede or delay the completion of the Arrangement or (ii) would be required solely as a result of the identity or the legal or regulatory status of the Purchaser.

5.	No Conflict/Non-Contravention

The execution, delivery and performance by the Corporation of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any material violation or material breach of the Constating Documents of the Corporation or any of its Subsidiaries;

(b)	assuming compliance with the matters referred to in paragraph 4 above, contravene, conflict with or result in a violation or breach of any Law applicable to the Corporation or any of its Subsidiaries;

(c)	except as disclosed in Schedule C 5(c) of the Disclosure Letter, allow any Person to exercise any rights, require any consent of, notice to, or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Corporation or any of its Subsidiaries are entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Material Contract or any material Authorization to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries is bound; or

(d)	result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the Corporation’s material assets or properties or the material assets or properties of any of its Subsidiaries, except in the case of (b), (c) or (d), as would not be reasonably expected to have a Material Adverse Effect.

Sch. C-2

6.	Capitalization

(a)	The authorized share capital of the Corporation consists of an unlimited number of Corporation Shares. As of the date of this Agreement, there are 33,514,977 Corporation Shares issued and outstanding. All outstanding Corporation Shares have been duly authorized and validly issued, as fully paid and non-assessable.

(b)	As of the date of this Agreement: there are (i) no Corporation Options outstanding; (ii) 94,000 Corporation Legacy Options outstanding; (iii) 314,442 Corporation DSUs outstanding; (iv) 381,000 Corporation PSUs outstanding; (v) 217,262 Corporation RSUs outstanding; and (vi) an aggregate of approximately 9,328 Corporation Shares required to be issued under the ESPP in respect of all participant contributions and purchase rights accrued or outstanding under the ESPP as of the date hereof and, following the issuance of such Corporation Shares in accordance with Section 2.9 of the Arrangement Agreement, no further Corporation Shares will be issued or issuable under the ESPP.

(c)	Schedule C 6(c) of the Disclosure Letter sets forth a complete and accurate list of all Incentive Securities issued and outstanding as of the date hereof, including, as applicable, (i) the name of the holder, (ii) the form of Incentive Security, (iii) the date of grant, (iv) the Omnibus Equity Incentive Plan, the Legacy Option Plan, or other applicable document pursuant to which such Incentive Security was granted, (v) the number of Corporation Shares covered by or issuable upon exercise of such Incentive Securities at the time of grant (as adjusted to reflect all dividends and other adjustments), (vi) the vesting schedule, (vii) the exercise price per share of such Incentive Security, and (viii) the Incentive Securities Consideration in respect of the holder. To the knowledge of the Corporation, no Person other than the Corporation has, or has any right capable of becoming, any agreement, option, right or privilege for the purchase or other acquisition of any Incentive Securities from any holder thereof.

(d)	All grants of Incentive Securities were validly issued, administered, and properly approved by the Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws, the Corporation’s Constating Documents and the Omnibus Equity Incentive Plan or the Legacy Option Plan, as applicable, in all material respects.

(e)	All Corporation Shares issuable upon the exercise of Corporation Options or Corporation Legacy Options or the settlement of Corporation DSUs, Corporation PSUs or Corporation RSUs have been duly authorized and upon issuance shall be validly issued as fully paid and non-assessable. To the knowledge of the Corporation, no Corporation Shares or other equity interests have been issued in violation of any Law or any pre-emptive or similar rights.

(f)	Except as disclosed in Schedule C 6(e) of the Disclosure Letter, and except for the Corporation RSUs, Corporation DSUs, Corporation PSUs, Corporation Legacy Options and Corporation Options described above and the ESPP, there are no:

(i)	options, warrants, conversion rights or privileges, equity or equity-based awards, purchase rights, subscription rights, exchange rights, pre-emptive rights, phantom equity, equity appreciation, restricted stock, profit participation, convertible securities or other rights, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by the Corporation or any of its Subsidiaries of shares or other securities of the Corporation or any of its Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire any shares or other securities of the Corporation or any of its Subsidiaries;

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(ii)	outstanding notes, bonds, debentures or other evidences of indebtedness of the Corporation having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Corporation Shares on any matter; and

(iii)	obligations of the Corporation to repurchase, redeem or otherwise acquire any securities of the Corporation or qualify securities for public distribution in Canada or elsewhere.

7.	Shareholders’ and Similar Agreement

Except as disclosed in Schedule C 7 of the Disclosure Letter or as between the Corporation and any of its Subsidiaries, neither the Corporation nor any of its Subsidiaries is subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Corporation or of any of its Subsidiaries, pursuant to which any Person other than the Corporation or any of its Subsidiaries may have any right or claim in connection with any existing or past equity interest in the Corporation or in any of its Subsidiaries.

8.	Subsidiaries

(a)	Schedule C 8(a) of the Disclosure Letter contains a complete list of all Subsidiaries in which the Corporation owns or controls, directly or indirectly, any equity or proprietary interest and its jurisdiction of incorporation, amalgamation, continuation or formation.

(b)	Each Subsidiary of the Corporation is a corporation or company duly incorporated or organized and validly existing under the laws of the jurisdiction of its incorporation, amalgamation, constitution or formation, as the case may be. Each Subsidiary of the Corporation has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)	Except as disclosed in Schedule C 8(c) of the Disclosure Letter: (i) the Corporation is, directly or indirectly, the registered and beneficial owner of 100% of the outstanding shares or other equity interests of each Subsidiary of the Corporation, free and clear of any Liens (other than Permitted Liens); and (ii) all such shares or other equity interests so owned by the Corporation have been duly authorized and validly issued, as fully paid and non-assessable, and no such shares or other equity interests have been issued in violation of any Law or any pre-emptive or similar rights.

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(d)	Except for the shares or other equity interests owned by the Corporation in any Subsidiary, the Corporation does not own, beneficially or of record, any equity interests of any kind in any other Person.

(e)	Schedule C 8(e) of the Disclosure Letter sets forth a complete and accurate list of all intercompany indebtedness between and among the Corporation and its Subsidiaries. Complete copies of all material agreements evidencing such indebtedness have been provided to the Purchaser. Except as disclosed therein, there are no outstanding loans made by the Corporation or any of its Subsidiaries to any director or officer of the Corporation or any of its Subsidiaries.

9.	Securities Law Matters

(a)	The Corporation is a “reporting issuer” under Securities Laws in each of the provinces of Canada and is not on the list of reporting issuers in default under the Securities Laws of such provinces. Neither the Corporation nor any of the Subsidiaries of the Corporation is subject to any other continuous or periodic or other disclosure requirements under any Securities Laws in any other jurisdiction.

(b)	The Corporation Shares are listed and posted for trading on the TSX and NASDAQ. The Corporation is not in default of any material requirements of any Securities Laws or the rules and policies of the TSX or NASDAQ.

(c)	As of the date of this Agreement, the Corporation has not taken any action to cease to be a reporting issuer in any province of Canada, nor has the Corporation received notification from any Securities Authority seeking to revoke the reporting issuer status of the Corporation or the registration of the Corporation Shares. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Corporation is pending, in effect or, to the knowledge of the Corporation, has been threatened, and, to the knowledge of the Corporation, the Corporation is not subject to any ongoing formal audit, review, enquiry, investigation or other proceeding relating to any such order by any Securities Authority or the TSX or NASDAQ.

(d)	The Corporation has timely filed all material forms, reports, schedules, statements, certifications and other documents required to be filed under Securities Laws with any Securities Authority since July 1, 2025. The documents comprising the Corporation Filings, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), complied as filed in all material respects with applicable Law and did not contain any misrepresentation. There are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Corporation Filings, and to the knowledge of the Corporation, neither the Corporation nor any Corporation Filing is subject to ongoing audit, review, comment or investigation by any Securities Authority or the TSX or NASDAQ.

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(e)	The Corporation has not filed any confidential material change report (which at the date of this Agreement remains confidential) with any Securities Authority.

10.	Compliance with Laws

(a)	The Corporation and each of its Subsidiaries are, and have been since July 1, 2025, in compliance with applicable Laws in all material respects.

(b)	Neither the Corporation nor any of its Subsidiaries is, or since July 1, 2025, has been, to the knowledge of the Corporation, under any audit or investigation with respect to, or has received written notice of, or has been charged with, or, to the knowledge of the Corporation, threatened to be charged with, any violation or alleged violation of any Law in any material respect.

(c)	For the three (3) years preceding the Effective Date, the Corporation and each of its subsidiaries that hold a Communications Permit is in compliance in all material respects with the requirements of such Communications Permits, including all reports, notifications, and applications required by the Communications Act of 1934, as amended, or the rules, regulations, written policies and orders of the Federal Communications Commission or similar state communications laws and the rules, regulations, written policies and orders of State public service or public utility commissions or similar regulatory bodies, and the payment of all regulatory fees and contributions, except for exemptions, waivers or similar concessions or allowances.

11.	Authorizations and Licenses

(a)	The Corporation and each of its Subsidiaries own, possess, have obtained and are in compliance with all material Authorizations that are required by Law in connection with (i) the operation of the business of the Corporation or any of its Subsidiaries as presently conducted, or (ii) the current ownership, operation or use of the assets of the Corporation or any of its Subsidiaries, including without limitation all Communications Permits. Schedule C 11(a) of the Disclosure Letter contains a complete and accurate list of all such Communications Permits, and all such Communications Permits are valid and in full force and effect, and the Corporation and each of its Subsidiaries has not received any written notice to the contrary. No action is pending or, to the Corporation’s knowledge, threatened regarding the revocation or limitation of any such Communications Permit, and no condition exists that with notice or lapse of time or both would constitute a default under any such Communications Permit.

(b)	No action or proceeding is in progress or pending or, to the knowledge of the Corporation, threatened in respect of, and none of the Corporation or any of its Subsidiaries has received written notice of revocation, non-renewal of, or material amendments to, any such material Authorization, or of the intention of any Governmental Entity to revoke, refuse to renew or materially amend any such material Authorization, or, to the knowledge of the Corporation, is under investigation.

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(c)	Each material Authorization is valid and in full force and effect and is renewable by its terms or in the Ordinary Course.

12.	Fairness Opinion

The Board and the Special Committee have received the Fairness Opinion and such Fairness Opinion has not been withdrawn or modified as of the date hereof. The conclusion of the Fairness Opinion has been communicated to the Purchaser and true and complete copies of which, when executed and delivered in writing, will be made available to the Purchaser.

13.	No “Collateral Benefit”

Except as disclosed in Schedule C 13 of the Disclosure Letter, to the knowledge of the Corporation, no related party of the Corporation (within the meaning of MI 61-101), together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Corporation Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

14.	Brokers; Expenses

Except pursuant to the engagement letter between the Corporation and ATB Capital Markets Corp., and the fees payable under or in connection with such engagement, no investment banker, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the Corporation or any of its Subsidiaries and is entitled to any fee, commission or other payment from the Corporation or any of its Subsidiaries in connection with the Arrangement or any other transaction contemplated by this Agreement. A true and correct copy of the engagement letter between the Corporation and ATB Capital Markets Corp. has been delivered to the Purchaser prior to the date hereof.

15.	Board and Special Committee Approval

(a)	As of the date hereof, the Special Committee, after consultation with legal and financial advisors, has unanimously recommended that the Board approve the Arrangement and that the Shareholders vote in favour of the Arrangement Resolution.

(b)	As of the date hereof, the Board, having received the unanimous recommendation of the Special Committee and after consultation with legal and financial advisors, has unanimously: (i) determined that the Arrangement is in the best interests of the Corporation and the Consideration to be received by Shareholders is fair, from a financial point of view, to such Shareholders; (ii) resolved to unanimously recommend that the Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Corporation of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

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16.	Material Contracts

(a)	Schedule C 16(a) of the Disclosure Letter contains a list of all Material Contracts as of the date hereof. True and complete copies of all such Material Contracts have been made available to the Purchaser or are available on SEDAR+.

(b)	Except as disclosed in Schedule C 16(b) of the Disclosure Letter, no Material Contract has been materially modified, rescinded or terminated since July 1, 2025.

(c)	Except as disclosed in Schedule C 16(c) of the Disclosure Letter, each Material Contract is in full force and effect and is a legal, valid and binding obligation of the Corporation or a Subsidiary, as applicable, enforceable against it in accordance with its terms, and, to the knowledge of the Corporation, is a legal, valid and binding obligation of the other party to such Material Contract, enforceable against it in accordance with its terms, subject, in each case, to any limitation on enforcement under Law relating to (i) bankruptcy, winding-up, insolvency, arrangement, reorganization or other Law of general application affecting the enforcement of creditors’ rights; (ii) customary enforceability issues arising in connection with employment agreements; and (iii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(d)	Except as disclosed in Schedule C 16(d) of the Disclosure Letter, the Corporation and each of its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and neither the Corporation nor any of its Subsidiaries is in material breach or default under any Material Contract, nor does the Corporation have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default.

(e)	Except as disclosed in Schedule C 16(e) of the Disclosure Letter, none of the Corporation or any of its Subsidiaries has received from any other party to a Material Contract any written notice of any material breach or material default under any such Material Contract, nor does the Corporation have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default.

(f)	Except as disclosed in Schedule C 16(f) of the Disclosure Letter, neither the Corporation nor any of its Subsidiaries has received any written or oral notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract and, to the knowledge of the Corporation, no such action has been threatened.

17.	Litigation

(a)	Except as disclosed in Schedule C 17(a) of the Disclosure Letter, there are no material Proceedings pending, or, to the knowledge of the Corporation, threatened against or affecting the Corporation, any of its Subsidiaries or any of their respective officers or directors (in their capacity as such), or affecting any of their respective properties or assets.

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(b)	There is no material Order of any Governmental Entity outstanding against the Corporation or any of its Subsidiaries, and neither the Corporation, any of its Subsidiaries, nor any of the material assets or properties of the Corporation or its Subsidiaries (taken as a whole), is subject to any outstanding material order, writ, ruling, judgment, injunction or decree of any Governmental Entity.

(c)	There is no bankruptcy, liquidation, winding-up or other similar proceeding in progress or pending or, to the knowledge of the Corporation, threatened against or relating to the Corporation or any of its Subsidiaries before any Governmental Entity.

18.	Financial Statements

(a)	The Financial Statements fairly present, in all material respects, the consolidated financial position, results of operations, comprehensive income, shareholders’ equity and cash flow of the Corporation and its Subsidiaries, respectively, as at the dates and for the periods indicated. Such Financial Statements have been prepared in conformity with IFRS on a basis consistent throughout the periods indicated and are in accordance with the books and records of the Corporation and its Subsidiaries.

(b)	None of the Corporation or any of its Subsidiaries have any liabilities (whether accrued, absolute, contingent or otherwise), except (i) liabilities that are specifically reflected and adequately reserved against in the Financial Statements, (ii) liabilities incurred in the Ordinary Course since June 30, 2026 (none of which is a liability for breach of contract, tort, infringement, violation of Law, or that relates to any cause of action, claim or lawsuit) or in connection with this Agreement (including transaction expenses) or (iii) as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)	The Corporation and its Subsidiaries, taken as a whole, have established and maintain “disclosure controls and procedures” and “internal control over financial reporting” (each as defined in NI 52-109) to the extent required by NI 52-109 and Securities Laws, and, as of the date hereof, the Corporation does not have knowledge, and has not been advised by its auditors, of any “material weakness” (as defined in NI 52-109) and are reasonably designed and are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(d)	The Corporation does not intend to correct or restate, nor, to the knowledge of the Corporation, is there any basis for any correction or restatement of, any aspect of the Financial Statements.

(e)	Except as described in the Financial Statements, there has been no material change in the Corporation’s accounting policies, methods or principles, since June 30, 2025. There are no, nor are there any commitments to become a party to, any off-balance sheet transactions of the Corporation or of any of its Subsidiaries with unconsolidated entities or other Persons.

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(f)	Since the date of the Financial Statements, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting. Neither the Corporation nor any of its Subsidiaries has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding material deficiencies in accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion or claim that the Corporation or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

19.	Absence of Certain Changes

Since July 1, 2025, other than the transactions contemplated by this Agreement:

(a)	the Corporation and its Subsidiaries have conducted their respective businesses, in all material respects, in the Ordinary Course, except as publicly disclosed in the Corporation Filings prior to the date hereof; and

(b)	there has not occurred any change, occurrence, event or circumstance that has had, or would reasonably be expected to have a Material Adverse Effect.

20.	Related Party Transactions

(a)	Except as disclosed in Schedule C 20(a) of the Disclosure Letter, neither the Corporation nor any of its Subsidiaries is indebted to or has entered into any arrangements with any director, officer, or employee of the Corporation or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the Ordinary Course or pursuant to any Law or Contract such as salaries, bonuses, director’s fees or the reimbursement of Ordinary Course expenses) (each such arrangement being a “Related Party Contract”).

(b)	Except as disclosed in Schedule C 20(b) of the Disclosure Letter, there are no Contracts (other than the Voting Support Agreements, employment arrangements, or other terms of engagement) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any officer or director of the Corporation or any of its Subsidiaries, or any of their respective affiliates or associates, including any put rights or call rights of any kind, whether or not for the benefit of the Corporation or any of its Subsidiaries.

(c)	Each Related Party Contract is on arms’ length terms.

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21.	Supplier Relations

(a)	Neither the Corporation nor any of its Subsidiaries has received written notice that any principal supplier or equipment manufacturer intends to, and there is not, to the knowledge of the Corporation, any intention on the part of any such principal supplier or equipment manufacturer to, cease doing business with the Corporation or any of its Subsidiaries or to modify or change in any material manner any existing arrangement with the Corporation or any of its Subsidiaries for the purchase or supply of any products or services.

(b)	There are no unresolved material disputes between the Corporation and its Subsidiaries, on the one hand, and their principal suppliers and equipment manufacturers on the other. Except as disclosed on Schedule C 21(b) of the Disclosure Letter, since July 1, 2025, there has been no termination or cancellation of, and no material modification or material change in, the business relationship of the Corporation or any of its Subsidiaries with any principal supplier or equipment manufacturer.

22.	Taxes

(a)	Except as disclosed in Schedule C 22(a) of the Disclosure Letter, all material Tax Returns of the Corporation and its Subsidiaries required by Law to be filed in any jurisdiction have been timely filed (taking into account any applicable extensions), and all such Tax Returns are true, correct, complete and accurate in all material respects. Each of the Corporation and its Subsidiaries has paid in full and when due all material Taxes (including instalments) required to be paid by it, whether or not such Taxes are shown on a Tax Return or on any assessments or reassessments, except Tax assessments or reassessments being contested in good faith and properly taken and in respect of which adequate reserves have been provided in accordance with IFRS. Neither the Corporation nor any of its Subsidiaries has received any refund of Taxes to which it was not entitled.

(b)	The Corporation and each of its Subsidiaries has properly withheld or collected and remitted all Taxes required by Law to be withheld or collected and remitted by it to the appropriate Governmental Entity when required by Law to do so. The Corporation and its Subsidiaries, to the extent applicable, have remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes, payroll taxes and other Taxes payable by it in respect of its employees, agents and consultants, as applicable, and has remitted such amounts to the appropriate Governmental Entity within the time required under applicable Laws. The Corporation and each of its Subsidiaries has properly reported, charged, collected and remitted on a timely basis, all sales, use, goods and services, harmonized sales, value added and similar Taxes with respect to any sale, supply or delivery made by it.

(c)	All material Tax liabilities required to be provided for in accordance with IFRS are adequately provided for in the Financial Statements. The Corporation and each of its Subsidiaries has not incurred any material liability for Taxes other than those provided for in the Financial Statements and those arising in the Ordinary Course since the date of the Financial Statements.

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(d)	There are no Liens for Taxes upon the assets of the Corporation or any of its Subsidiaries except for Permitted Liens.

(e)	Except as disclosed in Schedule C 22(e) of the Disclosure Letter, no audit, action, investigation, deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to any material amount of Taxes of the Corporation or any of its Subsidiaries (or any such Taxes for which the Corporation or its Subsidiaries are liable), and neither the Corporation, nor any of its Subsidiaries, is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted in writing or, to the knowledge of the Corporation, threatened against the Corporation or any of its Subsidiaries.

(f)	Neither the Corporation nor any of its Subsidiaries has made, obtained or requested any elections, agreements extending or waiving any statute of limitations on the assessment, reassessment or collection of any Taxes or filing of any Tax Return or agreed to any extension of time with respect to any Tax assessment, reassessment or deficiency, filing of any Tax Return or payment of any Taxes. Neither the Corporation nor any of its Subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that could, in and of itself, require a material amount to be included in the income of the Corporation or its Subsidiaries for any period ending on or after the Effective Date.

(g)	To the knowledge of the Corporation, neither the Corporation nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Effective Date as a result of any of the following that occurred or existed prior to the Closing: (i) use of an improper method of accounting or a change in method of accounting for any taxable period (or portion thereof) ending on or before the Effective Date, (ii) any installment sale or open transaction, or (iii) any prepaid amount received or deferred revenue accrued on or before the Effective Date, other than those received or accrued in the Ordinary Course.

(h)	Each of the Corporation and the Subsidiaries is resident in its country of organization for income Tax purposes. To the knowledge of the Corporation, neither the Corporation nor any of its Subsidiaries has been subject to income taxation in a jurisdiction outside of its country of organization, on the basis of residency, carrying on business, having a permanent establishment or otherwise. To the knowledge of the Corporation, no Governmental Entity of a jurisdiction where the Corporation or one of its Subsidiaries, as applicable, does not file a Tax Return has made a claim in writing to the Corporation or the particular Subsidiary, as the case may be, that the Corporation or the particular Subsidiary, as applicable, is subject to Tax or required to file Tax Returns in such jurisdiction.

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(i)	The terms and conditions made or imposed in respect of every transaction (or series of transactions) between (A) the Corporation or its Subsidiaries and (B) any Person resident in a different country or jurisdiction from such Corporation or Subsidiary, as applicable, that is not dealing at arm’s length (each within the meaning of the Tax Act) with the Corporation or its Subsidiaries, as applicable, do not differ from those that would have been made between Persons dealing at arm’s length (within the meaning of the Tax Act). Each of the Corporation and its Subsidiaries has complied in all material respects with the transfer pricing provisions of all applicable Tax Laws (including the contemporaneous documentation requirements thereof).

(j)	Except as disclosed in Schedule C 22(j) of the Disclosure Letter, each of the Corporation and its Subsidiaries is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax, under the Act Respecting the Québec Sales Tax with respect to Québec sales tax, and under any comparable provision of any other applicable Law.

(k)	Except as disclosed in Schedule C 22(k) of the Disclosure Letter, there are no circumstances existing which could reasonably be expected to result in the application of any of sections 17, 78, 79, 80 to 80.04 or 160 or subsections 90(6)-(12) of the Tax Act to the Corporation or any of its Subsidiaries.

(l)	Neither the Corporation nor any of its Subsidiaries is obligated to make any payments or is a party to any agreement under which it could be obligated to make any payment that will not be deductible in computing its income under the Tax Act by virtue of section 67 of the Tax Act.

(m)	Neither the Corporation nor any of its Subsidiaries has applied for any subsidies under section 125.7 of the Tax Act, or any analogous or similar COVID-19 relief measures enacted by any Governmental Entity, to which it was not entitled.

(n)	Neither the Corporation nor any of its Subsidiaries is a party to any agreement, understanding or arrangement relating to the allocation or sharing of Taxes (excluding customary commercial agreements entered into the Ordinary Course the primary subject of which is not Taxes).

(o)	None of the Corporation and its Subsidiaries had an obligation to file information return pursuant to sections 237.3 and 237.4 of the Tax Act, any provisions under book X.2 of Part I of the Taxation Act (Québec), or any comparable provision of any other applicable Law.

(p)	The Corporation and each of its Subsidiaries have kept all records and supporting documents required by applicable Laws in respect of Taxes in accordance with such Laws in all material respects.

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23.	Employee Plans

(a)	Schedule C 23(a) of the Disclosure Letter lists all Employee Plans and sets forth the jurisdiction in which each Employee Plan is maintained.

(b)	The Corporation has made available to the Purchaser, with respect to each Employee Plan, true, complete, up-to-date and correct copies of, as applicable, (i) such Employee Plan (including form employment offers or agreements and consulting or individual independent contractor agreements, and any individual agreements with terms that materially deviate from such forms), and all amendments thereto, (ii) the current plan document and all amendments thereto together with all material supporting documentation for each Employee Plan, or, to the extent unwritten, a written summary of all material terms of such Employee Plan, (iii) the most recent asset statements, financial statements, annual report on Form 5500 filed with the Internal Revenue Service, and actuarial or other valuation reports prepared with respect thereto, (iv) the most recent employee booklet, brochure or handbook, or, as applicable, summary plan description and any summary of any modification with respect thereto, (v) the most recent trust, insurance or other funding agreement(s), and all amendments thereto, (vi) current service and fee Contracts, third-party administrative services Contracts, group insurance policy and group annuity policy Contracts, stop-loss policy Contracts, administrative-services only Contracts, statements of work and other service Contracts relating to the Employee Plans, and (vii) all non-routine material written communications or written summaries of oral communications with any Governmental Entity during the last three (3) years.

(c)	Each Employee Plan has, at all times, been established, registered (where required), administered, communicated, invested, maintained, funded and operated in accordance with, and is in good standing under, its terms, all applicable collective agreements and applicable Law, in all material respects. All contributions, Taxes, premiums, and other payments required by and due under the terms of each Employee Plan have been timely paid, deducted, remitted or otherwise made in accordance with the terms of such Employee Plan, all applicable collective agreements and applicable Law in all material respects, and if not yet due, have been made to the Employee Plan or accrued in accordance with applicable accounting principles. The Corporation does not have, and as of the Closing will not have, any actual, contingent or potential unfunded liabilities (other than liabilities accruing after the Closing) with respect to any of the Employee Plans. To the knowledge of the Corporation, no fact or circumstance exists which could materially adversely affect the registered status of any such Employee Plan. No advance Tax rulings or interpretations have been sought, issued or received in respect of any Employee Plan.

(d)	With respect to each Employee Plan, there has been no non-exempt prohibited transaction (for purposes of Section 406 of ERISA or Section 4975 of the Code) or breach of fiduciary duty (including as determined under ERISA) for which the Corporation or its Subsidiaries could reasonably be expected to have any material liability (including any material liability or excise Tax under ERISA or the Code being imposed on the Corporation or its Subsidiaries). No Employee Plan nor any fiduciary thereof has been the direct subject of any material audit, investigation or examination by any Governmental Entity.

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(e)	Each Employee Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favourable determination or opinion letter as to its qualification, (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favourable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer or (iii) has time remaining under applicable Law to apply for a determination or opinion letter or to make any amendments necessary to obtain a favourable determination or opinion letter, and no event has occurred and no condition exists that would be reasonably likely to result in any such Employee Plan not being so qualified. All necessary approvals from any Governmental Entity for any Employee Plan subject to ERISA have been obtained.

(f)	Except as disclosed in Schedule C 23(f) of the Disclosure Letter, no Employee Plan maintained, sponsored, contributed to or required to be contributed to by the Corporation, any of its Subsidiaries, or any of their respective current or former ERISA Affiliates is or in the past three (3) years was: (i) a “defined benefit plan” (as defined in Section 414(j) of the Code or Section 3(35) of ERISA) or other plan that is or was subject to Section 412, 430 or 4971 of the Code or Section 302 or Title IV of ERISA; (ii) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA); (iii) a multiple employer plan within the meaning of Section 413(c) of the Code; (iv) a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA) or “funded welfare plan” within the meaning of Section 419 of the Code. Except as disclosed in Schedule C 23(f) of the Disclosure Letter, no Employee Plan is, or in the past three (3) years was: (i) a “registered pension plan” as defined in subsection 248(1) of the Tax Act; (ii) a “deferred profit sharing plan” as defined in subsection 147(1) of the Tax Act; (iii) a “retirement compensation arrangement” for purposes of subsection 248(1) of the Tax Act; (iv) a “employee life and health trust” as defined in subsection 248(1) of the Tax Act; (v) an “employees profit sharing plan” as defined in subsection 144(1) of the Tax Act; (vi) an “employee trust”, as defined in subsection 248(1) of the Tax Act; (vii) a “health and welfare trust” as defined in Canada Revenue Agency Income Tax Folio S2-F1-C1; or (viii) a “multi-employer pension plan” as that term is defined in subsection 1(1) of the Pension Benefits Act (Ontario) or an equivalent plan under pension standards legislation of another applicable Canadian jurisdiction and any “multi-employer plan” as defined in Section 8500(1) of the Tax Regulations. No Employee Plan is intended to be or has been found or alleged by any Governmental Entity to be, a “salary deferral arrangement” for purposes of subsection 248(1) of the Tax Act. Except as disclosed in Schedule C 23(f) of the Disclosure Letter, no Employee Plan and neither the Corporation nor its Subsidiaries has any obligation to provide any current or former Corporation Service Providers (or any dependent, survivor or beneficiary thereof) with post-termination or post-retirement health, welfare, medical, dental, drug, hospital, vision, wellness, disability, critical illness, accidental death and dismemberment, life, or similar benefits to any person except as required by Section 4980B of the Code or any similar state or provincial Law for which the covered individual pays the full cost of coverage or as otherwise required by applicable Law or through the end of the month in which the applicable termination of employment occurs pursuant to the terms of the applicable Employee Plan. There are no actual, pending or, to the knowledge of the Corporation, threatened claims, demands, arbitrations, actions, audits, examinations, suits, proceedings, hearings, or investigations (other than routine claims for benefits), whether from a Governmental Entity or any other Person, with respect to any Employee Plan or any related trust or other funding medium thereunder. Neither the Corporation nor its Subsidiaries has incurred (whether or not assessed) and no condition or circumstance exists, that could reasonably be expected to subject the Corporation or its Subsidiaries or any Employee Plan to any material liabilities under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

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(g)	To the knowledge of the Corporation, no event has occurred which would reasonably cause any Employee Plan to violate the applicable requirements of ERISA, the Code, or other applicable Law, or which could cause the Corporation or its Subsidiaries to incur any material penalty or other material liability. Neither the Corporation nor any ERISA Affiliate is in default under any Employee Plan. Other than in the Ordinary Course or in accordance with the terms of the Employee Plan, no benefit under any Employee Plan has been increased subsequent to the date that such Employee Plan has been made available to the Purchaser, and no agreement, commitment or obligation (whether written or oral) exists to increase any benefits under any Employee Plan.

(h)	Each Employee Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code has been documented and operated in compliance in all material respects with the applicable requirements of Section 409A of the Code.

(i)	Except as disclosed in Schedule C 23(i) of the Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or together with any other event): (i) trigger any additional entitlements under an Employee Plan for any current or former Corporation Service Provider to any payment or benefit, (ii) accelerate the time of payment or vesting or trigger any additional payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Employee Plan, (iii) result in the loss of a deduction under Section 280G of the Code, (iv) entitle any Person to receive any Tax gross-up, indemnity or reimbursement from the Corporation or its Subsidiaries for any Tax incurred by such Person, including under Section 409A or Section 4999 of the Code or (v) limit or restrict the right of the Corporation or, after the Closing, the Purchaser, to merge, amend or terminate any Employee Plan.

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(j)	The Corporation has not made any written or oral representations to any person, whether or not legally binding, to adopt, amend, modify or continue any Employee Plan in connection with the Arrangement or otherwise, other than as required by applicable Law.

(k)	All employee data necessary to administer each Employee Plan in accordance with its terms and all applicable Law is in the possession of the Corporation or its agents and such data is, in all material respects, complete, correct and in a form which is sufficient for the proper administration of such Employee Plan in all material respects.

24.	Employees and Labour Agreements

(a)	The Corporation has provided the Purchaser a true, correct and up to date list of (i) all Corporation Service Providers who are employees of the Corporation and its Subsidiaries as of the date of this Agreement, and each of their employer entity, position, status, hire date (and service recognition date, if earlier), province of employment, compensation (including annual base salary or hourly wage rate, annual incentive targets and most recent awards), material perquisites, annual vacation and other paid time off entitlements and accruals, benefits, overtime eligibility, active or inactive status (including reason for leave (to the extent permitted by applicable Privacy Laws and human rights Laws) and return to work date, if known), and work authorization (including work permit, visa or similar authorization), and (ii) all Corporation Service Providers who are independent contractors of the Corporation and its Subsidiaries as of the date of this Agreement and the terms on which each of them is engaged, including engaging entity, a description of the services provided, location of engagement, length of engagement, and fee arrangement.

(b)	The Corporation is in compliance in all material respects with all terms and conditions of employment and all Law regarding employment and employment practices and standards, including wages, wage payment, withholding, overtime, pay equity, hours of work, human rights and discrimination, equal employment opportunities, accessibility, language, classification of workers, occupational health and safety, collective bargaining, labor standards, reductions in force and mass terminations, disability, equal pay, family and medical leave, immigration, and worker’s compensation, and there are no outstanding claims, complaints, investigations or Orders, or to the knowledge of the Corporation, any pending claims, complaints, investigations or Orders, under any such Law, nor has there been any notice of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment that the Corporation has received prior to the date hereof from any workplace safety and insurance or workers’ compensation board or similar Governmental Entity in any jurisdiction that remain unpaid or accrued. There are no material Orders, decisions, directions or convictions currently registered or outstanding by any tribunal or agency against or in respect of the Corporation under or in respect of any applicable Law and, to the knowledge of the Corporation, there is no such material claim, complaint, investigation or Order under any such Law.

Sch. C-17

(c)	Except as disclosed in Schedule C 24(c) of the Disclosure Letter, the Corporation and each of its Subsidiaries has fully and timely paid or properly accrued all wages, salaries, wage premiums, vacation pay, holiday pay, commissions, bonuses, severance and termination payments, fees and other compensation that has come due and payable to current or former Corporation Service Providers in all material respects.

(d)	All Covered Employees employed in the United States are at will employees and no United States Covered Employees are subject to any employment contracts or agreements that create a contractual employment arrangement.

(e)	To the knowledge of the Corporation, the Corporation has not received any notice from any Governmental Entity disputing classification of any Covered Employee as an independent contractor of the Corporation as it pertains to the services of such independent contractor to the Corporation.

(f)	There is no strike, lockout, work stoppage, or other material labour dispute pending or, to the knowledge of the Corporation, threatened, or affecting the Corporation or its Subsidiaries, and, to the knowledge of the Corporation, there is no pending union organizing campaign with respect to any employees of the Corporation or its Subsidiaries who are not currently a union member, and no such activities have been undertaken in the last three (3) years.

(g)	Except as would not be reasonably expected to result in any material liability, there are no charges pending under applicable occupational health and safety legislation (“OHSA”) in respect of the Corporation. Except as would not be reasonably expected to result in any material liability, the Corporation has complied with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding.

(h)	Schedule C 24(h) of the Disclosure Letter sets forth a complete list of all Labour Agreements currently applicable to the Corporation and/or any of its Subsidiaries and all Labour Agreements currently being negotiated, and true, correct and complete copies, except for documents which do not materially modify any terms or conditions, of same have been provided to the Purchaser. The Corporation and its Subsidiaries are in compliance with the terms and conditions of such Labour Agreements.

(i)	Except as disclosed in Schedule C 24(i) of the Disclosure Letter, in relation to employment by the Corporation or any of its Subsidiaries, as of the date of this Agreement, no trade union, council of trade unions, employee bargaining agent or agency, labour union, works council, employee association or affiliated bargaining agent or any other Person (i) holds bargaining rights with respect to any employee of the Corporation or any of its Subsidiaries including by way of certification, interim certification, voluntary recognition or successor rights, or (ii) has to the knowledge of the Corporation applied or threatened to apply to be certified as the bargaining agent of any employee of the Corporation or any of its Subsidiaries.

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(j)	To the knowledge of the Corporation, the Corporation has not and is not engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of the Corporation, threatened against the Corporation or its Subsidiaries.

(k)	As of the date hereof, no Covered Employee whose annual base cash compensation exceeds $200,000 has notified the Corporation of his or her intentions to terminate his or her employment. The Corporation is not negotiating the termination of employment of any Covered Employee whose annual base cash compensation exceeds $200,000, whether mutually, voluntarily or involuntarily.

(l)	There have been no fatal or critical accidents involving any employees of the Corporation and its Subsidiaries in the last three (3) years. To the knowledge of the Corporation, there are no outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and the Corporation has not been reassessed in any material respect under such legislation during the past three (3) years and, to the knowledge of the Corporation, no audit of the Corporation is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims or, to the knowledge of the Corporation, potential claims, which may materially adversely affect the Corporation’s accident cost experience rating or similar rating under applicable ratings systems.

(m)	Except as disclosed in Schedule C 24(m) of the Disclosure Letter, there is no and, during the past three (3) years, there has not been, any litigation pending or, to the knowledge of the Corporation, threatened against the Corporation or any of its Subsidiaries (or any current or former Corporation Service Provider in such service provider’s capacity as such), in each case involving allegations of sexual harassment, discrimination, or sexual misconduct. The Corporation and its Subsidiaries have taken appropriate action with respect to any allegations of sexual harassment, discrimination, and sexual misconduct or the breach of any policy of the Corporation and its Subsidiaries related to the foregoing, in accordance with any policies related thereto.

(n)	In the past three (3) years, neither the Corporation nor any of its Subsidiaries has effectuated a “mass layoff”, “mass or group termination” or “plant closing” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local Law.

25.	Property

(a)	Schedule C 25(a) of the Disclosure Letter sets forth the legal description of all Owned Real Property. With respect to Owned Real Property:

(i)	the Corporation is the sole registered and beneficial owner of a 100% undivided interest in the Owned Real Property, and has good, valid and marketable title in fee simple to such Owned Real Property, free and clear of all Liens other than Permitted Liens;

Sch. C-19

(ii)	there are no agreements, undertakings, contracts or commitments to sell, transfer or otherwise dispose of the Owned Real Property, or any portion thereof or interest therein;

(iii)	neither the Corporation nor any of its Subsidiaries is bound by any binding agreement, commitment or obligation to purchase any real property;

(iv)	neither the Corporation nor any of its Subsidiaries has, in the last two years, received written notice from any Governmental Entity alleging that either the present use of, the operations from, or the Improvements located on, the Owned Real Property violates or contravenes any Laws in any material respect;

(v)	the Owned Real Property is serviced with utilities (including gas, electricity and water) necessary and adequate for the operation of the Corporation from the Owned Real Property as currently operated;

(vi)	all accounts for labour, work and services performed or materials placed or furnished upon or in respect of the construction and completion of any Improvements in or to the Owned Real Property have been paid in the Ordinary Course (except for holdbacks required by Law), and to the knowledge of the Corporation, no Person has claimed a Lien in respect thereto under the Construction Act (Ontario); and

(vii)	the Corporation has delivered or made available to the Purchaser complete copies of all surveys, title opinions or reports on title and title insurance policies in the possession of the Corporation which relate to the Owned Real Property.

(b)	Schedule C 25(b) of the Disclosure Letter sets forth the municipal addresses for all Leased Real Property, and all leases, subleases, licenses, amendments, extensions, renewals, guaranties and other material agreements related to each Leased Real Property (collectively, the “Real Property Leases”). With respect to the Leased Real Property:

(i)	the Corporation has made available to the Purchaser a true, correct and complete copy of each Real Property Lease;

(ii)	the Corporation and its Subsidiaries have good and marketable leasehold title in and to the material Leased Real Property, in each case, free and clear of all Liens other than Permitted Liens;

(iii)	each Real Property Lease is a legal, valid and binding obligation of the Corporation or one of its Subsidiaries, is enforceable against the Corporation or such Subsidiary and, to the knowledge of the Corporation, is enforceable against the other party thereto in accordance with its terms (except to the extent that enforcement may be limited by (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally, and (ii) general principles of equity, regardless of whether enforceability is considered in a proceeding in equity or at law);

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(iv)	(a) each Real Property Lease is in good standing in all material respects, (b) to the knowledge of the Corporation, no event, occurrence, condition or act has occurred nor do any circumstances exist that, with or without the delivery of notice, passage of time, or both, would constitute a material breach, violation or default under any Real Property Lease, (c) except as disclosed in Schedule C 25(b)(iv) of the Disclosure Letter, neither the Corporation nor any of its Subsidiaries has sent nor received any written notice alleging any violation or default by the Corporation or any of its Subsidiaries or any other party under any Real Property Lease in the last two (2) years;

(v)	neither the Corporation nor any of its Subsidiaries has waived, or omitted to take any action in respect of, any of its rights under any Real Property Lease, where such waiver or omission would reasonably be expected to materially impact the operations of the Corporation in the Ordinary Course;

(vi)	each building or facility currently occupied by the Corporation or any of its Subsidiaries pursuant to a Real Property Lease is serviced with utilities (including gas, electricity and water) necessary and adequate for the operation of that building or facility as currently operated by the Corporation or any of its Subsidiaries; and

(vii)	except as disclosed in Schedule C 25(b)(vii) of the Disclosure Letter, none of the Real Property Leases require authorization from any of the parties or notice to any party to complete the Arrangement.

(c)	Except as disclosed in Schedule C 25(c) of the Disclosure Letter, neither the Corporation nor any of its Subsidiaries has granted any written or oral agreement to sublease, assign, transfer, license, convey any interest in, or collaterally assign or grant any other security interest in or otherwise granted to any Person the right to use, possess or occupy any Real Property or any portion thereof.

(d)	To the knowledge of the Corporation, no Person has an outstanding option, right of first offer, right of first refusal or any other similar right in favour of any Person to purchase or otherwise acquire the Corporation’s or a Subsidiary’s interest in any of the Real Property.

(e)	Neither the Corporation nor any Subsidiary has received written notice from any Governmental Entity, in the last two (2) years, of: (A) any existing, pending or contemplated expropriation, eminent domain, condemnation or other similar taking affecting any of the Real Property or any portion thereof, or any interest of the Corporation or a Subsidiary therein; (B) the actual or alleged violation by the Real Property of any Law for which the Corporation or a Subsidiary would be responsible, either as fee simple owner or under the terms of the applicable Real Property Lease; or (C) existing, pending or threatened realty tax assessment proceedings affecting the Owned Real Property, or any of the Leased Real Property for which the Corporation or a Subsidiary would be responsible under the terms of the applicable Real Property Lease.

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(f)	To the knowledge of the Corporation, there are no Proceedings pending or threatened against the Owned Real Property, the Corporation or its Subsidiaries’ leasehold interest in the Leased Real Property, or any portion thereof or interest therein which would materially affect the use or operation of and by the Corporation or its Subsidiaries’ of the Real Property so affected by such Proceeding.

(g)	The Improvements are, in all material respects, in good operating condition and repair (subject to normal wear and tear and having regard to the age of the Improvements).

(h)	The Real Property and Improvements are, in all material respects, adequate and suitable for the purposes for which it is presently being used by the Corporation and all of its Subsidiaries, and the Real Property and Improvements constitute all interests in real property currently used or currently held for use in connection with the business of the Corporation and its Subsidiaries in the Ordinary Course.

26.	Insurance

(a)	Each insurance policy currently in effect insures the physical properties, business, operations and assets of the Corporation and its Subsidiaries in all material respects, and is valid and binding and in full force and effect. Except as disclosed in Schedule C 26(a) of the Disclosure Letter, since July 1, 2025 through the date of this Agreement, (i) the Corporation and its Subsidiaries have not received any written or, to the knowledge of the Corporation, oral notice of cancellation or non-renewal of any such policy or arrangement, other than in connection with the normal renewal process, nor is the termination of any such policies, to the knowledge of the Corporation, threatened; and (ii) to the knowledge of the Corporation, there is no material claim pending under any of such policies or arrangements as to which coverage has been denied or disputed by the underwriters of such policies or arrangements.

(b)	Neither the Corporation nor any of its Subsidiaries is in material default with respect to its obligations under any of its insurance policies currently in effect.

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27.	Anti-Money Laundering, Anti-Corruption and Sanctions

(a)	During the last five (5) years, none of the Corporation, any of its Subsidiaries, nor, to the knowledge of the Corporation, any director, officer, employee, agent, affiliate, or other Person acting on behalf of the Corporation or any of its Subsidiaries, has been in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the Corruption of Foreign Public Officials Act (Canada), as amended, the Anti-Corruption Act (Quebec), the anti-corruption provisions of the Criminal Code (Canada), including sections 121 (Frauds on the Government), 123 (Municipal Corruption), and 426 (Secret Commissions), or any other U.S., Canadian, or other applicable anti-bribery and anti-corruption Laws (the “Anti-Corruption Laws”), in each case, in any material respect. No action, suit, investigation or proceeding by or before any Governmental Entity or any arbitrator involving the Corporation or any of its Subsidiaries with respect to Anti-Corruption Laws has occurred, or to the knowledge of the Corporation, is pending or threatened, and except as disclosed in Schedule C 27(a) of the Disclosure Letter, the Corporation has not conducted any internal investigation with respect to, or made any voluntary or involuntary disclosure to a Governmental Entity concerning any actual, suspected or alleged violation of any applicable Anti-Corruption Laws. None of the Corporation, any of its Subsidiaries, nor, to the knowledge of the Corporation, any employee, agent, affiliate, or other Person acting on behalf of the Corporation or any of its Subsidiaries, has in the past five (5) years in the course of its actions for, or on behalf of, the Corporation or any of its Subsidiaries (i) received written notice from any Governmental Entity alleging a violation by the Corporation or any of its Subsidiaries of any applicable Anti-Corruption Law, (ii) received written notice that it is or has been the subject of any actual, suspected, threatened action, suit, proceeding, investigation, litigation, penalty, citation, or whistleblower report, or the subject of any voluntary or directed disclosures, by, to, or before any Governmental Entity with respect to the Anti-Corruption Laws.

(b)	The operations of the Corporation and its Subsidiaries are and have been in the last five (5) years conducted at all times in material compliance with all applicable anti-money laundering and anti-terrorist financing Laws of the jurisdictions in which the Corporation and its Subsidiaries conduct business (including, without limitation, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and Part II.1 (Terrorism) and Part XII.2 (Proceeds of Crime) of the Criminal Code (Canada)), and the regulations thereunder administered or enforced by any Governmental Entity to which they are subject (collectively the “Anti-Money Laundering Laws”) and, to the knowledge of the Corporation, no action, suit, proceeding or enforcement action, including, without limitation, notice of violation or notice of decision by or before, or any compliance agreement with, any Governmental Entity involving the Corporation or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is, to the knowledge of the Corporation, pending or threatened. In the past five (5) years, neither the Corporation, nor any of its Subsidiaries, nor any director or officer of the Corporation or any of its Subsidiaries, nor, to the knowledge of the Corporation, any employee, agent, affiliate, or person acting on behalf of the Corporation or any of its Subsidiaries has been the subject of any Anti-Money Laundering Laws enforcement action by any Governmental Entity, including, without limitation, a notice of violation, a notice of decision or a compliance agreement, or has received written notice from any Governmental Entity alleging a violation by any of them of Anti-Money Laundering Laws.

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(c)	None of the Corporation, any of its Subsidiaries, nor any director or officer of the Corporation or any of its Subsidiaries, nor, to the knowledge of the Corporation, any employee, agent, affiliate, or person acting on behalf of the Corporation or any of its Subsidiaries is currently, or, in the last five (5) years, has been: (i) on any Sanctions-related list of designated Persons maintained by the United States, the European Union, United Nations Security Council, United Kingdom or Canada; (ii) in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled (as defined under applicable Sanctions) by a Person or Persons described in clause (i); or (iii) located, organized or resident in a country or territory that is the subject or target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria (only prior to July 1, 2025), the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the territory it controls in the Donetsk oblast of Ukraine, the so-called Luhansk People’s Republic and the territory it controls in the Luhansk oblast of Ukraine, the area of the Kherson oblast of Ukraine that is illegally occupied by the Russian Federation, and the area of the Zaporizhzhia oblast of Ukraine that is illegally occupied by the Russian Federation (each, a “Sanctioned Country”)), (collectively, clauses (i)-(iii), a “Sanctioned Person”). Neither the Corporation, nor any of its Subsidiaries, is currently, or has been in the past five (5) years, engaging in any dealings or transactions with, on behalf of, or for the benefit of any Sanctioned Person, in violation of any Sanctions. During the last five (5) years, neither the Corporation, nor any of its Subsidiaries, has engaged in business activities or dealings in material violation of any applicable Laws relating to export, import, reexport, or transfer controls (collectively, “Trade Control Laws”). Neither the Corporation nor any of its Subsidiaries, nor any director or officer of the Corporation or any of its Subsidiaries, nor, to the knowledge of the Corporation, any employee, agent, affiliate, or person acting on behalf of the Corporation or any of its Subsidiaries (in the course of its actions for, or on behalf of, the Corporation or any of its Subsidiaries) has during the last five (5) years: (i) received written notice from any Governmental Entity asserting a violation of Trade Control Laws, or (ii) received written notice it is or has been the subject of any actual, suspected, or threatened action, suit, proceeding, investigation, litigation, penalty, or citation or whistleblower report, or the subject of any voluntary or directed disclosures, by, to, or before any Governmental Entity with respect to Trade Control Laws.

(d)	At all times during the last five (5) years, the Corporation and its Subsidiaries have maintained and enforced policies and procedures designed to reasonably ensure compliance by the Corporation, its Subsidiaries, and their respective directors, officers, employees and agents, with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Trade Control Laws.

28.	Environmental Laws

(a)	Except as disclosed in Schedule C 28(a) of the Disclosure Letter, neither the Corporation nor any of its Subsidiaries is, or since July 1, 2025 has been, in material violation of or has taken any action that could reasonably be expected to result in a claim under or violation of any applicable Laws relating to pollution and the protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata and all organisms), including Laws relating to the release or threatened release of or exposure to pollutants, contaminants, wastes, toxic substances, or hazardous substances in the environment (collectively, “Hazardous Materials”) or to the generation, production, use, treatment, storage, disposal, transport, import, release, management or remediation, or exposure in the environment to, of Hazardous Materials (collectively, “Environmental Laws”).

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(b)	The Corporation and its Subsidiaries currently have, and since July 1, 2025 have had, all material permits, authorizations, registrations, certifications, and approvals required under any applicable Environmental Laws necessary for the operation of their respective businesses.

(c)	Except as disclosed in Schedule C 28(c) of the Disclosure Letter, there are no material pending, known or unresolved administrative, regulatory, quasi-criminal or judicial actions, suits, demands, demand letters, claims, Liens, Orders, notices of non-compliance or violation, investigation or regulatory proceedings relating to any Environmental Laws against the Corporation or any of its Subsidiaries or their respective officers or directors.

(d)	Neither the Corporation nor any of its Subsidiaries (nor any Person whose liability has been contractually assumed or undertaken by the Corporation or any of its Subsidiaries) has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, managed released, or owned or to the knowledge of the Corporation operated any property contaminated by, any Hazardous Materials except in compliance with Environmental Laws.

29.	Intellectual Property

(a)	Schedule C 29(a) of the Disclosure Letter lists all material patents, pending applications for patents, registered trademarks, pending applications for registration of trademarks, registered copyrights, pending applications for registration of copyrights, industrial designs and pending applications for registration of industrial designs, and Internet domain names, in each case, owned or purported to be owned by the Corporation or any of its Subsidiaries (such Intellectual Property collectively, the “Corporation Registered Intellectual Property” and, together with all other Intellectual Property owned, or purportedly owned, by the Corporation or any of its Subsidiaries, including any material unregistered trademarks and copyright, the “Corporation Intellectual Property”). The registered and issued Corporation Registered Intellectual Property is subsisting and, to the knowledge of the Corporation, valid, enforceable, and in full force and effect. The Corporation or a Subsidiary has taken commercially reasonable steps to protect the Corporation Intellectual Property and the rights, titles, interests and benefits of the Corporation or a Subsidiary in and to the Corporation Intellectual Property.

(b)	The Corporation Registered Intellectual Property (i) is not reasonably expected to be subject or vulnerable to cancellation for failure to use or unauthorized use by third parties, (ii) to the extent commercially reasonable for the conduct of the Corporation’s and its Subsidiaries’ activities, was renewed or extended to the full extent permitted by applicable Laws and, to the knowledge of the Corporation, has not been used or enforced or failed to be used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any such Corporation Intellectual Property, and (iii) is currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees and filings of all proofs of use, in both cases which were due prior to the Closing or which are due within 30 days of the Closing).

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(c)	The Corporation Intellectual Property and the Licensed-In Intellectual Property constitute all of the material Intellectual Property used and otherwise exploited by the Corporation and the Subsidiaries, and all of the Intellectual Property required for the operation of the business as currently conducted. The Corporation or its Subsidiaries: (i) own exclusively, and possesses all right, title and interest to, free and clear of all Liens, other than (a) as disclosed in Schedule C 29(c) of the Disclosure Letter, and (b) Permitted Liens, all material Corporation Intellectual Property; and (ii) have a license or right to use all Licensed-In Intellectual Property that is material, used for or necessary for the operation of the business of the Corporation and its Subsidiaries in the manner as presently conducted. All of those rights will be unaffected and otherwise survive without any additional restriction or other change after consummation of the transactions contemplated hereby.

(d)	Schedule C 29(d) of the Disclosure Letter contains an accurate listing of all (i) Licensed-In Intellectual Property that are material to the conduct of the Corporation’s and its Subsidiaries’ activities (excluding licenses for Off-the-Shelf Software), and (ii) to the extent not already listed in a previous Disclosure Letter, Licensed-Out Intellectual Property other than non-exclusive licenses granted in the Ordinary Course (together the “IP Contracts”). Copies of all such licenses have been delivered to Purchaser. All IP Contracts are (i) valid, binding, enforceable and in full force, (ii) the consummation of the transactions contemplated by this Agreement will not result in a material breach, modification, cancellation, termination, non-renewal, suspension of, or acceleration of any payments with respect to any material IP Contract, and (iii) the Corporation and the Subsidiaries and, to the knowledge of the Corporation, the other parties to each IP Contract are in compliance with, and have not breached any material term of, any such IP Contract.

(e)	None of the Licensed-Out Intellectual Property is exclusively licensed to a third party. The Corporation or the Subsidiary that is the owner of each trademark comprised within the Licensed-Out Intellectual Property has exercised the degree of quality control required by applicable Law and good industry practice in respect of each trademark comprised within the Licensed-Out Intellectual Property used by another Person.

(f)	(i) To the knowledge of the Corporation, neither the operation of the businesses of the Corporation and its Subsidiaries as currently conducted nor any Corporation Intellectual Property has since July 1, 2025 infringed, misappropriated or otherwise violated or does currently infringe, conflict with, misappropriate or otherwise violate, any Intellectual Property of any other Person, except for such infringements, misappropriations, conflicts or violations that, individually or in the aggregate, would not reasonably be expected to be material to the Corporation Intellectual Property to which such infringement, misappropriation, conflict or violation relates; (ii) no such claims have been asserted or threatened by any Person; and (iii) to the knowledge of the Corporation, no person is currently infringing upon, misappropriating or otherwise violating, or has since July 1, 2025, infringed upon, misappropriated or otherwise violated any material Corporation Intellectual Property. To the knowledge of the Corporation, there are no facts, matters or circumstances which might result in any action which could constitute a bona fide claim for any such infringement, misappropriation or other violation.

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(g)	(i) To the knowledge of the Corporation, the Corporation and its Subsidiaries have not disclosed or otherwise made available to any other Person any trade secrets included in the Corporation Intellectual Property except pursuant to a binding, enforceable, written non-disclosure agreement or other professional obligations or confidentiality requiring such Person to strictly maintain the confidentiality of the trade secret information, (ii) the Corporation and its Subsidiaries take and have taken commercially reasonable steps to maintain, protect, preserve and enforce the secrecy, confidentiality and value of the trade secrets included in the Corporation Intellectual Property, and (iii) to the knowledge of the Corporation, there has been no unauthorized disclosure of any material trade secrets included in the Corporation Intellectual Property or material breach of any obligations of confidentiality with respect to such trade secrets.

(h)	All material Corporation Intellectual Property developed by the Corporation, its Subsidiaries, or on their behalf is and has been developed by employees, former employees, founders or Corporation Service Providers in the course of their employment, involvement or engagement with the applicable Corporation or Subsidiary. Except as disclosed in Schedule C 29(h) of the Disclosure Letter, all current and former employees, founders, and all Corporation Service Providers who have developed Intellectual Property material to the business of the Corporation or its Subsidiaries, have executed and delivered to the Corporation or its Subsidiaries valid and enforceable written agreements in which they assign to the Corporation or its Subsidiaries all rights, title and interest in such Intellectual Property and, to the extent that the developed Intellectual Property included material copyrights or copyrightable works, irrevocably waive any Moral Rights therein in favour of the Corporation or its Subsidiaries.

(i)	Schedule C 29(i) of the Disclosure Letter contains an accurate listing of all material Software owned by the Corporation, including any AI Systems owned or developed by the Corporation (the “Corporation Software”). The Corporation or one of its Subsidiaries is in actual possession of the object code and user manuals for all Corporation Software, and the source code and all documentation required for effective use, distribution, development, enhancement, maintenance, and support thereof. All Corporation Software is maintained in a source code management system with industry standard management, version control, tracking and security measures and safeguards. In the past three (3) years, no source code for any Corporation Software has been disclosed, delivered, licensed, sold, transferred, or made available to any escrow agent or other Person, and neither the Corporation nor any other Person has any duty or obligation (whether present, contingent or otherwise) to disclose, deliver, license, sell, transfer, or make available the source code for any Corporation Software to any escrow agent or other Person. Except as disclosed on Schedule C 29(i) of the Disclosure Letter, none of the Corporation or its Subsidiaries has used any Open Source Software or any modification or derivative thereof (i) in a manner that would grant or purport to grant to any Person any rights to or immunities under any of the Corporation Intellectual Property, or (ii) under any license requiring the Corporation or a Subsidiary to disclose or distribute the source code to any of the Corporation Intellectual Property, to license or provide the source code to any of the Corporation Intellectual Property for the purpose of making derivative works, or to make available for redistribution to any Person the source code to any of the Corporation Intellectual Property at no or minimal charge, imposes any restriction on the consideration to be charged for the distribution or use of any product or service or imposes other material limitation, restriction or condition on the right of the Corporation to use or distribute any other product or service, including without limitation any license that would subject the Corporation Intellectual Property to “copyleft” obligations.

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(j)	Except for the Corporation Software, all material Software used by the Corporation and its Subsidiaries is commercially available, unmodified, “off the shelf” Software that has not been customized or modified for the Corporation or the Subsidiaries and which is licensed for use by the Corporation or the Subsidiaries pursuant to standard form license agreements that have not been negotiated (the “Off-the-Shelf Software”). Each of the Corporation and its Subsidiaries has purchased a sufficient number of seat and user licenses for the use of such Software as part of the Computer Systems.

(k)	No funding, facilities or resources from a Governmental Entity, college, university, or other educational institution, multi-national, bi-national or international organization or research center, was used in the development of the Corporation Intellectual Property, so as to grant any Person other than the applicable Corporation or Subsidiary a right of ownership, security interest or a property interest in this Intellectual Property or a right to control, license, limit the use or require any payment or consideration in connection with the exercise of the activities of the Corporation or Subsidiary or the assignment of the Intellectual Property of the Corporation or Subsidiary. Neither the Corporation nor any Subsidiary has entered into, or is otherwise bound by, any partnership agreement, joint development agreement, collaboration agreement, research agreement, consortium arrangement, or any other contract that would result in, obligate the Corporation or any Subsidiary to grant, or reasonably be expected to give rise to, any joint ownership or co-ownership rights in any Corporation Intellectual Property.

(l)	There is no prohibition or restriction by any Governmental Entity on the use of the Corporation Intellectual Property, including the Corporation Software, in the export from or the import to, any country of products embodying, or protected by, the Corporation Intellectual Property.

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30.	Privacy and Technology

(a)	Except as disclosed on Schedule C 30(a) of the Disclosure Letter, to the knowledge of the Corporation, none of the Corporation or any of its Subsidiaries have been the subject of a material Security Incident since July 1, 2025.

(b)	The Corporation and each of its Subsidiaries are in material compliance with the Data Security Requirements. The Corporation and its Subsidiaries have implemented written policies relating to all Processing of Personal Information in material compliance with Privacy Laws. The Corporation and its Subsidiaries retain sufficient records to demonstrate compliance with Privacy Laws.

(c)	To the knowledge of the Corporation, neither the execution, delivery or performance of this Agreement or nor the consummation of the transactions contemplated hereby will result in any violation of any Data Security Requirement.

(d)	Since July 1, 2025, none of the Corporation or any of its Subsidiaries, have been subject to any written notice, complaint, claim, demand, litigation, action, proceeding, enforcement action (including any fines or other sanctions), audit or investigation (including by or before any Governmental Entity) relating to any material non-compliance with or violation of any applicable Data Security Requirement or Processing of Personal Information, and no such notice, complaint, claim, demand, litigation, action, proceeding, enforcement action (including any fines or other sanctions) or investigation has been threatened in writing. The Corporation and its Subsidiaries are in material compliance with and since July 1, 2025 have complied with (A) CASL in respect of CEMs sent by the Corporation or its Subsidiaries, or causing or permitting such messages to be sent, and the installation of computer programs on the computer systems of other persons (or causing or permitting such installation), and (B) the Unsolicited Telecommunications Rules of the Canadian Radio-television and Telecommunications Commission in respect of any telemarketing telecommunications, or use of automatic dialing and announcing devices, by them or on their behalf. The Corporation and each Subsidiary have retained records to demonstrate such compliance including copies of consent forms, CEM templates, and records of all consents given or withdrawn. The Corporation and each Subsidiary has established appropriate policies and procedures to ensure compliance with CASL and has trained relevant employees on the requirements of CASL. The Corporation and each Subsidiary has Contracts with all third parties that, on the Corporation’s and each Subsidiary’s behalf, send CEMs, collect electronic addresses or install computer programs on the computer systems of other third parties. Such Contracts require such third parties to comply with CASL.

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(e)	Each of the Corporation and its Subsidiaries have and maintain commercially reasonable electronic, physical and organizational security safeguards, measures and controls consistent with industry standards reasonably designed to protect against any material Security Incidents (“Information Security Program”) in compliance with Data Security Requirements. The Information Security Program is meant to ensure that (i) Personal Information, data, and all Computer Systems are adequately safeguarded and (ii) all Computer Systems will be continuously available and functioning normally in the event of any malfunction of, any suspension or cessation in the operation of, or other form of disaster affecting, the Computer Systems. The Information Security Program includes written policies, procedures and systems that (i) address information security, physical security of Computer Systems, data Processing, data storage facilities, data and system backups, cybersecurity risk management, vendor management and (ii) provide for vulnerability testing, virus and contaminant protection, business continuity and disaster recovery, and Security Incident response tools and plans, including for recording and reporting Security Incidents.

(f)	Where required by applicable Privacy Laws, each of the Corporation and its Subsidiaries contractually require in all material respects vendors that Process Personal Information on behalf of each of the Corporation and its Subsidiaries to take commercially reasonable steps to: (i) comply with applicable Privacy Laws and (ii) protect the applicable Personal Information and Computer Systems from Security Incidents.

(g)	The Computer Systems are sufficient for conducting, and meet the data processing and other computing needs of, the Corporation’s and its Subsidiaries’ activities, as presently conducted. The material Computer Systems are either owned by, or properly licensed or leased to, the Corporation and its Subsidiaries (as applicable), and none of the Corporation or its Subsidiaries is in default under the applicable licenses or leases and there is no reasonable basis to expect such a default. The Computer Systems function, operate, process and compute in accordance with applicable Laws, industry standards and trade practices. The Computer Systems operate and perform in all material respects in accordance with their documentation and functional specifications and (with respect to tangible Computer Systems) are in good operating condition and good repair, reasonable wear and tear excepted, without material deficiencies or defects. The Computer Systems have not materially malfunctioned or failed since July 1, 2025. None of the Corporation or its Subsidiaries has plans or is contractually or operationally obligated to make any material replacements, upgrades, enhancements or improvements to the Computer Systems in the next 24 months.

(h)	To the knowledge of the Corporation, the Computer Systems do not contain any material virus, spyware, malware, worm, Trojan horse, or other technology, disabling codes or instructions, or other similar code or software routines or components that are designed or intended to (i) in an unauthorized manner delete, disable, interfere with, perform unauthorized modifications to, or provide unauthorized access to any data, software, system, network, or other device, or (ii) damage or destroy data or files. Each of the Corporation and its Subsidiaries have used commercially reasonable measures consistent with industry standards to prevent and detect any such items.

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(i)	The Corporation and each of its Subsidiaries have implemented, maintain, and enforce reasonable policies and procedures to ensure that any use of AI Systems by the Corporation or Subsidiary and its employees is in compliance with applicable Law in all material respects. Except as disclosed on Schedule C 30(i) of the Disclosure Letter: (i) for each third party AI System that is knowingly used by the Corporation or a Subsidiary, the applicable entity owns, or has a valid and sufficient license (to the extent comprised of third-party inputs) to, all outputs generated by or on behalf of the Corporation or such Subsidiary through use of such AI System; and (ii) neither the Corporation nor any Subsidiary has used any AI System in a manner that has adversely affected the Corporation’s ownership of, or rights in, any material Corporation Intellectual Property.

(j)	To the knowledge of the Corporation, as it relates to AI Systems which are included in the Corporation Software, neither the Corporation nor any Subsidiary has used any Personal Information or customer data to train, validate, test, or otherwise improve or enhance such AI Systems, except where such use was authorized under applicable customer agreements, privacy disclosures and applicable Law, including where such data was anonymized, aggregated or de-identified.

31.	Auditor and Transfer Agent

(a)	The Corporation’s auditors, KPMG LLP, are independent public accountants as required under Securities Laws and there has not been any disagreement (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the Corporation.

(b)	Odyssey Trust Company is the duly appointed registrar and transfer agent for the Corporation Shares.

32.	Competition Act

Neither the aggregate book value of the assets in Canada owned by the Corporation or by entities controlled by the Corporation, nor the consolidated gross revenues from sales in, from or into Canada generated from all the assets that are owned by the Corporation or entities controlled by the Corporation, both calculated in the manner prescribed under the Competition Act, exceeds 93 million Canadian dollars.

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Schedule D
Representations and Warranties of the Purchaser and the
Parent

1.	Organization and Qualification

The Purchaser and the Parent are duly formed, validly existing and in good standing under the laws of the jurisdiction of their formation and have all requisite power and authority to own, lease and operate their assets and properties and conduct their business as now owned and conducted, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay consummation of the Arrangement or the transactions contemplated hereby.

2.	Corporate Authorization

The Purchaser and the Parent have the requisite corporate power and authority to enter into and perform their obligations under this Agreement. The execution, delivery and performance by the Purchaser and the Parent of their obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser and the Parent and no other corporate proceedings on the part of the Purchaser or the Parent are necessary to authorize the execution and delivery by them of this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby.

3.	Execution and Binding Obligation

This Agreement has been duly executed and delivered by the Purchaser and the Parent and constitutes or will constitute, as applicable, a legal, valid and binding agreement of the Purchaser and the Parent enforceable against the Purchaser and the Parent in accordance with its terms subject only to any limitation on enforcement under Laws relating to (i) bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

4.	Governmental Authorization

The execution, delivery and performance by the Purchaser and the Parent of their obligations under this Agreement, and the consummation by the Purchaser and the Parent of the Arrangement and the transactions contemplated hereby, do not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity by the Purchaser or the Parent other than: (i) the Interim Order and any filings required in order to obtain, and approvals required by, the Interim Order; (ii) the Final Order, and any filings required in order to obtain the Final Order; (iii) filings with the Director under the OBCA; (iv) filings with Securities Authorities, the TSX and/or NASDAQ; and (v) any consents, waivers, approvals, actions or filings or notifications which, if not taken or made, would not be reasonably expected to, individually or in the aggregate, materially delay, impede or prevent the ability of the Purchaser to consummate the Arrangement and the transactions contemplated hereby.

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5.	Non-Contravention

The execution, delivery and performance by the Purchaser and the Parent of their respective obligations under this Agreement and the consummation of the transactions contemplated hereby do not and will not:

(a)	contravene, conflict with, or result in any violation or breach of the organizational documents of the Purchaser or the Parent; or

(b)	assuming compliance with the matters referred to in paragraph 4 above, contravene, conflict with or result in a violation or breach of Law except as would not, individually or in the aggregate, materially impede the ability of the Purchaser or the Parent to consummate the Arrangement and the transactions contemplated hereby.

6.	Litigation

There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Purchaser and the Parent, threatened, against or relating to the Purchaser or the Parent before any Governmental Entity, nor is the Purchaser or the Parent subject to any outstanding judgment, order, writ, injunction or decree that, in each case, either individually or in the aggregate, would reasonably be expected to prevent or materially delay consummation of the Arrangement or the transactions contemplated hereby.

7.	Security Ownership

The Purchaser, the Parent and their respective affiliates and any Person acting jointly or in concert with the Purchaser do not own any Corporation Shares or other securities of the Corporation or any of its Subsidiaries. The Purchaser is not a “related party” (within the meaning of MI 61-101) of the Corporation.

8.	Certain Arrangements

Except for the Voting Support Agreements, there are no contracts, undertakings, commitments, arrangements or understandings, whether written or oral, between the Purchaser, the Parent or any of their respective affiliates, on the one hand, and any beneficial owner of outstanding Corporation Shares, or any member of the Corporation’s management or the Board of Directors or any “related party” of the Corporation or any of its “affiliated entities” (in each case within the meaning of MI 61-101), on the other hand, relating in any way to the Corporation, the Corporation’s securities, the transactions contemplated by this Agreement, the Plan of Arrangement or the Arrangement Resolution.

9.	Available Funds

The Purchaser and the Parent have, or will have at the Effective Time (assuming the funding of the Debt Financing in accordance with the terms of the Debt Financing Commitment Letter(s)), sufficient funds available to satisfy the aggregate Cash Consideration payable by the Purchaser pursuant to the Plan of Arrangement in accordance with the terms of this Agreement and the Plan of Arrangement and to satisfy all other obligations payable by the Purchaser pursuant to this Agreement and the Plan of Arrangement.

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10.	Parent Filings

(a)	The Parent has filed or furnished, as applicable, all material forms, reports, schedules, statements, certifications and other documents required to be filed or furnished by it pursuant to U.S. Securities Laws since December 31, 2025 (all such material forms, reports, schedules, statements, certifications and other documents filed or furnished since such date, together with all exhibits and schedules thereto and all information incorporated therein by reference, collectively, the “Parent Filings”). As of its filing date (or, if amended or superseded by a filing or amendment prior to the date of this Agreement, on the date of such amended or superseded filing), each of the Parent Filings complied in all material respects with the applicable requirements of U.S. Securities Laws applicable to such Parent Filings.

(b)	As of its filing date (or, if amended or superseded by a filing or amendment prior to the date of this Agreement, on the date of such amended or superseded filing), no Parent Filings contained any misrepresentation.

(c)	The annual report of the Parent pursuant to Section 13 or 15(d) of the U.S. Exchange Act on Form 10-K/A for the financial year ended December 31, 2025 (the “Parent Financial Statements”) fairly presents, in all material respects, the consolidated financial position, results of operations, comprehensive income, shareholders’ equity and cash flow of the Parent as at the dates and for the periods indicated. Such Parent Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) on a basis consistent throughout the periods indicated and are in accordance with the books and records of the Parent.

(d)	The Parent does not have any liabilities (whether accrued, absolute, contingent or otherwise), except (i) liabilities that are specifically reflected and adequately reserved against in the Parent Financial Statements, (ii) liabilities incurred in the Ordinary Course since December 30, 2025 (none of which is a liability for breach of contract, tort, infringement, violation of Law, or that relates to any cause of action, claim or lawsuit) or in connection with this Agreement (including transaction expenses) or (iii) as would not be reasoably expected to have, individually or in the aggregate, a material impact on the ability of the Purchaser or Parent to complete the transactions contemplated by this Agreement.

(e)	The Parent has established and maintains internal controls over financial reporting required by U.S. Securities Laws and, as of the date hereof, except as described in the Parent Financial Statements, does not have knowledge, and has not been advised by its auditors, of any material weakness, and such internal controls are reasonably designed and are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Sch. D-3

(f)	The Parent does not intend to correct or restate, nor, to the knowledge of the Parent, is there any basis for any correction or restatement of, any aspect of the Parent Financial Statements.

(g)	Except as described in the Parent Financial Statements, there has been no material change in the Parent’s accounting policies, methods or principles, since December 31, 2025. There are no, nor are there any commitments to become a party to, any off-balance sheet transactions of the Parent with unconsolidated entities or other Persons.

(h)	Since the date of the Parent Financial Statements, there has been no change in the Parent’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Parent’s internal control over financial reporting. The Parent has not received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding material deficiencies in accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion or claim that the Parent has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

11.	Absence of Certain Changes

Since December 31, 2025, other than the transactions contemplated by this Agreement or as disclosed in the Parent Filings prior to the date hereof, the Parent has conducted its business, in all material respects, in the Ordinary Course.

12.	Share Consideration

(a)	The Parent Shares to be issued as Share Consideration at the Effective Time have been duly authorized and, when issued and delivered in accordance with the Plan of Arrangement, will be validly issued, fully paid and non-assessable, free and clear of all liens, and will be freely tradeable under applicable Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 Resale of Securities) and will be issued without a restrictive legend under U.S. Securities Laws (other than to persons who are, have been within 90 days of the Effective Time, or, at the Effective Time become, “affiliates” of the Parent, as such term is defined in Rule 144 under the U.S. Securities Act) and will not be subject to or issued in violation of, any pre-emptive rights or back-in rights). The issuance of such Parent Shares will be exempt from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10) thereof and the requirements of any applicable Securities Laws of any state of the United States (and will be registered or qualified under applicable state securities or “blue sky” laws, or exempt from such registration or qualification requirements). The Parent is not and has never been a shell company subject to Rule 144(i) under the U.S. Securities Act.

(b)	The Parent Shares to be issued as Share Consideration at the Effective Time will have been approved in writing by the Listing Qualifications Department of NASDAQ for listing on the NASDAQ upon submission to NASDAQ of the Listing of Additional Shares Notification Form.

(c)	The Parent is in compliance in all material respects with the applicable listing and corporate governance requirements of NASDAQ. The Parent has not received any notice of delisting or non-compliance from NASDAQ that has not been resolved or withdrawn, and, to the knowledge of the Parent, there are no proceedings pending or threatened to delist the Parent Shares from NASDAQ or to terminate or suspend the trading of the Parent Shares thereon.

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13.	Debt Financing

The Purchaser or the Parent, as applicable, has, concurrently with the execution of this Agreement, delivered to the Corporation true, correct and complete copies of the debt commitment letter(s) delivered by the Debt Financing Sources in connection with the Debt Financing including all annexes, exhibits and schedules thereto (as the foregoing may be amended, restated, amended and restated, supplemented, replaced or otherwise modified or waived from time to time after the date hereof in compliance with this Agreement, collectively, the “Debt Financing Commitment Letter”). The Debt Financing Commitment Letter is a binding and valid obligation owing by the Debt Financing Sources to the Purchaser and the Parent and, to the knowledge of the Purchaser and the Parent, is in full force and effect, and is enforceable against the Debt Financing Sources by the Purchaser and the Parent. The commitments thereunder have not been withdrawn, terminated, rescinded or amended in any respect. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser, the Parent or, to the knowledge of the Purchaser, any Debt Financing Source under the Debt Financing Commitment Letter. There are no side letters or other agreements that could reasonably be expected to adversely affect the availability of the Debt Financing other than as expressly set forth in the Debt Financing Commitment Letter delivered to the Corporation and there are no conditions precedent related to the funding under the Debt Financing Commitment Letter except as expressly set out therein. Neither the Purchaser nor the Parent is aware of any fact, occurrence or condition that would reasonably be expected to materially prevent, delay or impair the satisfaction on a timely basis of any condition of closing of Debt Financing to be satisfied by it contained in the Debt Financing Commitment Letter and is not aware of any fact, occurrence or condition that, assuming the satisfaction of the conditions set forth in Sections 6.1, 6.2 and 6.3 of this Agreement, would cause such financing commitments to terminate or any conditions of closing of such Debt Financing not to be met on the Effective Date. The Purchaser or the Parent, as applicable, has fully paid any and all commitment fees required to be paid as of the date of this Agreement. Assuming compliance by the Corporation with its obligations under this Agreement, the net proceeds from the Debt Financing, together with available cash, will be sufficient for all amounts reasonably expected to be required to be paid by the Purchaser in connection with the transactions contemplated by this Agreement.

14.	Disclosure Documents

None of the information supplied or to be supplied by the Purchaser or the Parent specifically for inclusion in the Circular will, at the time the Circular is first mailed to Shareholders or at the time of the Meeting, contain any misrepresentation.

15.	Compliance with Laws

The Purchaser, the Parent and each of their respective Subsidiaries are, and have been since July 1, 2025, in compliance in all material respects with applicable Laws. None of the Purchaser, the Parent or any of their respective Subsidiaries or any of their respective directors or officers is under any investigation with respect to, has been convicted, charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law from any Governmental Entity. The operations of the Purchaser, the Parent and their respective Subsidiaries are and have been conducted at all times in material compliance with all applicable Anti-Corruption Laws.

16.	Investment Canada Act

The Purchaser is a “trade agreement investor” and is not a “state-owned enterprise”, each within the meaning of the Investment Canada Act.

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